EXHIBIT 99.1

Execution Version

ARRANGEMENT AGREEMENT

AMONG

COEUR MINING, INC.

AND

SILVERCREST METALS INC.

AND

1504648 B.C. UNLIMITED LIABILITY COMPANY

AND

COEUR ROCHESTER, INC.

AND

COMPAÑÍA MINERA LA LLAMARADA, S.A. DE C.V.

October 3, 2024

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation Not Affected by Headings	23
1.3	Number and Gender	23
1.4	Calculation of Time	23
1.5	Date for Any Action	23
1.6	Currency	24
1.7	Accounting Matters	24
1.8	Knowledge	24
1.9	Company Disclosure Letter	24
1.10	Parent Disclosure Letter	24
1.11	Schedules	25

ARTICLE 2 THE ARRANGEMENT		25
2.1	Arrangement	25
2.2	Approvals	25
2.3	Interim Order	26
2.4	Company Meeting	27
2.5	Parent Meeting	29
2.6	Preparation of Company Circular and the Parent Proxy Statement	31
2.7	Final Order	34
2.8	Court Proceedings	34
2.9	U.S. Securities Law Matters	35
2.10	Treatment of Company Incentive Awards	36
2.11	Effective Date	38
2.12	Payment of Consideration	38
2.13	Announcement and Shareholder Communications	38
2.14	Withholding Taxes	39
2.15	Intended U.S. Tax Treatment	39
2.16	List of Shareholders	40
2.17	Governance	40
2.18	Appraisal Rights	40

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		41
3.1	Representations and Warranties	41
3.2	Survival of Representations and Warranties	67

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PARENT SUB		67
4.1	Representations and Warranties	67
4.2	Survival of Representations and Warranties	89

ARTICLE 5 COVENANTS		90
5.1	Covenants of the Company Regarding the Conduct of Business	90
5.2	Covenants of the Company Relating to the Arrangement	95

5.3	Covenants of the Company Regarding the TSX Delisting	96
5.4	Covenants of the Parent Regarding the Conduct of Business	96
5.5	Covenants Relating to the Consideration Shares	99
5.6	Covenants of the Parent Regarding Blue-Sky Laws	99
5.7	Covenants of the Parent Relating to the Arrangement	99
5.8	Indebtedness	100
5.9	Regulatory Approvals	101
5.10	Resignations	103
5.11	Employee Matters	103
5.12	Pre-Acquisition Reorganization	105
5.13	Filings	106
5.14	Access to Information; Confidentiality	107
5.15	Insurance and Indemnification	108
5.16	Parent Charter Amendment	108

ARTICLE 6 CONDITIONS		109
6.1	Mutual Conditions Precedent	109
6.2	Additional Conditions Precedent to the Obligations of the Parent	110
6.3	Additional Conditions Precedent to the Obligations of the Company	110
6.4	Satisfaction of Conditions	112

ARTICLE 7 ADDITIONAL AGREEMENTS OF THE COMPANY REGARDING ACQUISITION PROPOSALS		112
7.1	Non-Solicitation by the Company	112
7.2	Notification of Acquisition Proposals	114
7.3	Responding to Acquisition Proposals	114
7.4	Superior Proposals and Right to Match	115

ARTICLE 8 ADDITIONAL AGREEMENTS OF THE PARENT REGARDING ACQUISITION PROPOSALS		117
8.1	Non-Solicitation by the Parent	117
8.2	Notification of Acquisition Proposals	118
8.3	Responding to Acquisition Proposals	119
8.4	Superior Proposals and Right to Match	119

ARTICLE 9 TERM, TERMINATION, AMENDMENT AND WAIVER		121
9.1	Term	121
9.2	Termination	121
9.3	Notice and Cure	124
9.4	Termination Payments	125
9.5	Amendment	128
9.6	Waiver	129

ARTICLE 10 GENERAL PROVISIONS		129
10.1	Privacy	129
10.2	Notices	129
10.3	Governing Law; Waiver of Jury Trial	131
10.4	Injunctive Relief	131
10.5	Time of Essence	131

10.6	Entire Agreement, Binding Effect	131
10.7	No Liability	132
10.8	Further Assurances	132
10.9	Assignment and Enurement	132
10.10	Severability	132
10.11	No Third Party Beneficiaries	132
10.12	Counterparts, Execution	133

Schedules:

Schedule A	-	Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Form of Parent Charter Amendment
Schedule D	-	Form of Resignation and Mutual Release
Schedule E	-	Form of Company Voting Agreement
Schedule F	-	Form of Parent Voting Agreement

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated October 3, 2024,

BY AND AMONG:

COEUR MINING, INC., a corporation existing under the laws of the State of Delaware (the “Parent”),

- and -

SILVERCREST METALS INC., a corporation existing under the laws of the Province of British Columbia (the “Company”),

- and -

1504648 B.C. UNLIMITED LIABILITY COMPANY, an unlimited liability company existing under the laws of the Province of British Columbia (“Parent Canadian Sub”),

- and -

COEUR ROCHESTER, INC., a company existing under the laws of the State of Delaware (“Parent U.S. Sub”),

- and -

COMPAÑÍA MINERA LA LLAMARADA, S.A. DE C.V., a company existing under the laws of Mexico (“Company Mexican Sub”).

RECITALS:

A.	The Parent and the Parent Canadian Sub desire to acquire all of the outstanding Company Shares pursuant to the Arrangement as provided in this Agreement.

B.	The Parties intend to carry out the transactions contemplated herein by way of a plan of arrangement under the provisions of the Business Corporations Act (British Columbia).

C.	The Special Committee, after receiving financial and legal advice and the Company Fairness Opinions, has unanimously determined that the Arrangement is fair and reasonable to the Company Shareholders and in the best interests of the Company and recommended to the Company Board that the Company Board (a) approve this Agreement and the Arrangement, and (b) recommend that the Company Securityholders vote in favour of the Arrangement.

D.	The Company Board, after receiving financial and legal advice and the Company Fairness Opinions and upon the recommendation of the Special Committee, has unanimously (a) determined that the Arrangement is fair and reasonable to the Company Shareholders and in the best interests of the Company, and (b) resolved to recommend that the Company Securityholders vote in favour of the Arrangement Resolution.

E.	The Parent Board, after evaluating the Arrangement, in consultation with Parent’s management and legal and financial advisors, has unanimously (a) determined that the Arrangement is advisable and fair to, and in the best interests of the Parent and the Parent Stockholders, (b) determined it advisable for the Parent Stockholders to approve an amendment to the certificate of incorporation of Parent, substantially in the form of Schedule C (the “Parent Charter Amendment”) to effect an increase to the number of authorized shares of common stock, par value $0.01 per share, of Parent (the “Parent Shares”), and (c) resolved to recommend that the Parent Stockholders vote in favor of the Parent Charter Amendment and the issuance of the Parent Shares, pursuant to this Agreement as contemplated by, and subject to the terms and conditions set forth in, this Agreement (the “Parent Stock Issuance”).

F.	The Parent Canadian Sub Board has unanimously determined that the Arrangement is fair and reasonable to the sole shareholder of the Parent Canadian Sub.

G.	The Parties intend that the issuance of the Consideration Shares and the Parent Replacement Options be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof.

H.	The Parent has received duly executed Company Voting Agreements from certain of the Company’s shareholders, substantially in the form of Schedule E.

I.	The Company has received duly executed Parent Voting Agreements from certain of the Parent’s stockholders, substantially in the form of Schedule F.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, in respect of a Party, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry from any Person or group of Persons (other than the other Party or any controlled affiliate of the other Party), whether written or oral, made after the date hereof, relating to: (a) any direct or indirect sale or disposition (or any joint venture, lease, license, long-term supply agreement, royalty agreement or other arrangement having the same economic effect as a sale or disposition), in a single transaction or series of related transactions, of (i) assets of such Party and or one or more of its Subsidiaries (including shares of Subsidiaries of such Party) that, individually or in the aggregate, (A) represent 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole and measured by the fair market value thereof, or (B) contribute 20% or more of the consolidated revenue of such Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of such Party or 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of such Party whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of such Party); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of such Party or 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of such Party whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole (determined based upon the most recent publicly available consolidated financial statements of such Party); or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving such Party and/or any of its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of such Party or 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of such Party whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole (determined based upon the most recent publicly available consolidated financial statements of such Party);

“Acts of Adoption of Full Ownership” has the meaning ascribed thereto in Section 3.1(w);

“affiliate” except where otherwise indicated, has the meaning ascribed thereto in NI 45106, in force as of the date of this Agreement;

“Agreement” means this arrangement agreement, including all Schedules annexed hereto, together with the Company Disclosure Letter and Parent Disclosure Letter, in each case as may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement of the Company under the provisions of Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of both the Company and the Parent, each acting reasonably);

“Arrangement Resolution” means the special resolution of the Company Securityholders approving the Plan of Arrangement, which is to be considered and, if thought fit, passed at the Company Meeting, substantially in the form and content of Schedule B hereto;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in New York, New York, Mexico City, Mexico or Vancouver, British Columbia;

“Canadian Securities Authorities” means the British Columbia Securities Commission and any other applicable securities commissions and securities regulatory authority of a province or territory of Canada;

“Canadian Securities Laws” means the Securities Act and any other applicable Canadian provincial or territorial securities Laws (including published policies thereunder);

“COFECE” means the Federal Competition Commission of Mexico (Comisión Federal de Competencia Económica), or the body or department that replaces it;

“COFECE Approval” means the unconditional approval of the concentration consisting in the transactions contemplated in this Agreement issued by COFECE, pursuant to the provisions set forth in the Mexican Antitrust Law;

“Company” has the meaning ascribed thereto on the first page of this Agreement;

“Company Applicable Anti-Corruption Law” has the meaning ascribed thereto in Section 3.1(kk)(ii);

“Company Benefit Plans” means all employee benefit plans, including all health, dental, vision, prescription drug, accidental death and dismemberment, critical illness, emergency travel, life, short term disability, long term disability or other medical insurance, mortgage insurance, employee loan, employee assistance, supplemental unemployment benefit, post-employment benefit, post-retirement benefit, bonus, profit sharing, option, incentive, performance, equity, equity-based, phantom, deferred compensation, severance, retention, change of control, termination, pension, retirement, saving, and supplemental retirement agreements, policies, programs, arrangements, practices or undertakings, whether funded or unfunded, insured or uninsured, registered or unregistered, which are maintained by or binding upon the Company or any of its Subsidiaries or for which the Company or its Subsidiaries has any liability or contingent liability for the benefit of any current or former Company Employees excluding any Multiemployer Plans or Statutory Plans;

“Company Board” means the board of directors of the Company as the same is constituted from time to time;

“Company Board Recommendation” has the meaning ascribed thereto in Section 2.2(a)(iii);

“Company Budget” means the forecasted 2024 and 2025 capital and operating budget of the Company and its Subsidiaries, as attached as Schedule 1.1(a) to the Company Disclosure Letter;

“Company Canadian Sub” has the meaning ascribed thereto in the Plan of Arrangement;

“Company Change in Recommendation” has the meaning ascribed thereto in Section 7.1(a)(iii);

“Company Circular” means the notice of the Company Meeting to be sent to the Company Securityholders, and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, and information incorporated by reference therein, in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement;

“Company Credit Agreement” means the Credit Agreement dated November 29, 2022 between, amongst others, the Company as borrower, The Bank of Nova Scotia as Administrative Agent, The Bank of Nova Scotia and Bank of Montreal as joint lead arrangers and joint bookrunners, Bank of Montreal as the syndication agent and the lenders thereto from time to time;

“Company Director Nominees” has the meaning ascribed thereto in Section 2.17;

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement (including all schedules, exhibits and appendices thereto) and executed by the Company and delivered to the Parent prior to or concurrently with the execution of this Agreement;

“Company DSU Plan” means the deferred share unit plan of the Company effective December 19, 2019;

“Company DSUs” means the outstanding deferred share units granted under the Company DSU Plan and the Company Share Unit Plan;

“Company Employees” means all individuals who are employed by the Company and its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees, and any officers who provide services to the Company as consultants;

“Company Equity Incentive Plans” means, collectively, the Company Share Unit Plan, the Company Option Plans and the Company DSU Plan;

“Company Fairness Opinion” has the meaning ascribed thereto in Section 2.2(a)(i);

“Company Financial Advisors” means, collectively, Raymond James Ltd. and Cormark Securities Inc. as financial advisors to the Company;

“Company Incentive Awards” means, collectively, the Company DSUs, Company RSUs, Company Options and Company PSUs;

“Company Independent Fairness Advisor” means Scotia Capital Inc., as independent financial advisor to the Special Committee;

“Company Leased Real Property” has the meaning ascribed thereto in Section 3.1(o);

“Company Material Adverse Effect” means any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, except for any such change, effect, event, occurrence or state of facts or circumstance resulting or arising from or relating to: (a) the announcement or execution of this Agreement or the implementation of the transactions contemplated hereby (including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company with customers, suppliers, service providers and employees); (b) any change in the market price or trading volume of any securities of the Company (it being understood that the changes, effects, events, occurrences or states of fact or circumstance underlying such change in market price or trading volume that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account in determining whether a Company Material Adverse Effect has occurred); (c) any change affecting the gold and silver mining industry as a whole; (d) any change (on a current or forward basis) in the price of gold or silver or any changes in commodity prices or general market prices affecting the mining industry; (e) general political, economic, financial, currency exchange, inflation, interest rates, securities or commodity market conditions in the United States, Canada or Mexico; (f) any change or prospective change after the date hereof in IFRS or changes or prospective changes in applicable Law or regulatory accounting requirements; (g) the commencement, continuation or escalation of any war, armed hostilities or acts of terrorism, or the occurrence of any cyber-attacks or data breaches; (h) any general outbreak of illness, pandemic (including COVID-19 or derivatives or variants thereof), epidemic, national health emergency, forced quarantine, lockdown or similar event, or the worsening thereof; (i) the failure of the Company to meet any internal or published projections, forecasts, guidance, budgets, or estimates of revenues, earnings, cash flow or other financial performance or results of operations for any period (provided, however, that the changes, effects, events, occurrences or states of fact or circumstance underlying such failure that are not otherwise excluded from the definition of a Company Material Adverse Effect may be considered to determine whether such failure constitutes a Company Material Adverse Effect); (j) any natural disaster (including any hurricane, flood, tornado, earthquake, forest fire, weather-related event or man-made natural disaster); or (k) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity occurring after the date hereof (including with respect to Taxes); provided, however, that with respect to clauses (c), (d), (e), (f), (g), (h), (j) and (k), to the extent any such change, effect, event, occurrence or state of facts or circumstance has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other entities operating in the industries in which the Company and its Subsidiaries, taken as a whole, operate (in which case the incremental disproportionate effect may be taken into account in determining whether there has been a Company Material Adverse Effect, and only to the extent otherwise permitted by this definition);

“Company Material Contract” means any Contract: (a) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect; (b) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than endorsements for collection in the ordinary course) in excess of $3 million in the aggregate; (c) relating to indebtedness for borrowed money of the Company or any of its Subsidiaries or any guarantee by the Company or any of its Subsidiaries of any other Person’s indebtedness for borrowed money, with an outstanding principal amount in excess of $5 million; (d) that is a material partnership, limited liability company agreement, shareholder agreement, joint venture, alliance agreement or other similar agreement or arrangement in respect of any Person that is not a wholly-owned Subsidiary of the Company (other than any such agreement or arrangement relating to the operation or business of a Company Property in the ordinary course and which is not material with respect to such Company Property); (e) under which the Company or any of its Subsidiaries is obligated to make payments to, or expects to receive payments from, a third party on an annual basis in excess of $5 million in the aggregate; (f) that limits or restricts the Company or any of its Subsidiaries from engaging in any line of business or any geographic area in any material respect; (g) that contains any right on the part of any third party to acquire Mineral Rights or other property rights from the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole, or that form any part of the Company Mineral Interests which are material to the Company and its Subsidiaries, taken as a whole; (h) that contains any rights on the part of the Company or any of its Subsidiaries to acquire Mineral Rights or other property rights from any third party that, if acquired, would be material to the Company and its Subsidiaries, taken as a whole; (i) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement that has a value in excess of $3 million; (j) that is an agreement with a Governmental Entity, or an agreement with any Indigenous group, or other organizations with authority to represent such groups, in each case, that is material to the Company and its Subsidiaries, taken as a whole; (k) that is a registration rights agreement; (l) an earn-in, back-in, right of first refusal or right first offer in respect of the Company Mineral Interests; and (o) that is material to the Company and its Subsidiaries, taken as a whole, and related to the operation of, or the exploitation, extraction or production of metals from, the Company Mineral Interests; and, for greater certainty, includes the Company Material Contracts listed on Schedule 3.1(ff) of the Company Disclosure Letter;

“Company Meeting” means the special meeting of Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Parent;

“Company Mexican Sub” has the meaning ascribed thereto on the first page of this Agreement;

“Company Mineral Interests” has the meaning ascribed thereto in Section 3.1(o)(i);

“Company Option Plans” means, collectively, the Legacy Company Option Plan and the New Company Option Plan;

“Company Options” means the outstanding options to purchase Company Shares granted under the Company Option Plans;

“Company Owned Real Property” has the meaning ascribed thereto in Section 3.1(o);

“Company Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes not at the time overdue or statutory Liens for overdue Taxes the validity of which the Company or a Subsidiary thereof is contesting in good faith by appropriate proceedings and for which adequate reserves have been set aside in accordance with IFRS;
(b)	easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services, provided that there has been material compliance with the provisions thereof and that such easements, rights of way, reservations, or rights do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use, or operation of the Company Properties, as the case may be, as currently enjoyed, used or operated;
(c)	zoning by Laws, ordinances, or other similar restrictions of any Governmental Entity as to the use of real property;
(d)	mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Liens (inchoate or otherwise) if, individually or in the aggregate, (A) they are not material, (B) they arose or were incurred in the ordinary course in respect of obligations which are not overdue or which are being contested in good faith and for which appropriate reserves have been established in accordance with IFRS, and (C) they have not been filed, recorded, or registered in accordance with Law;
(e)	minor title defects or irregularities consisting of minor surveyor exceptions, provided that such defects, irregularities, or exceptions do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use, or operation of the Company Properties as currently enjoyed, used or operated;
(f)	Liens securing indebtedness under the revolving credit facilities of the Company as described in the Company Public Documents;
(g)	any Liens arising pursuant to the terms and conditions of any Contract that provides for a royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement providing for the payment of consideration measured, quantified or calculated based on, in whole or in part, any minerals produced, mined, recovered and extracted from any of the Company Mineral Interests;
(h)	any other Liens, that are, as of the date of this Agreement, (i) registered against title to real property in any applicable land registry office, or (ii) registered against the Company, any of its Subsidiaries or any of their respective assets in a public personal property registry or similar registry system; and

(i)	as disclosed in Schedule 3.1(o) of the Company Disclosure Letter;

“Company Property” has the meaning ascribed thereto in Section 3.1(o)(i);

“Company Proposed Agreement” has the meaning ascribed thereto in Section 7.4(a);

“Company PSUs” means the outstanding performance share units granted under the Company Share Unit Plan;

“Company Public Documents” means all forms, reports, schedules, statements and other documents filed by the Company on SEDAR+ or with the U.S. SEC, in each case since January 1, 2024;

“Company RSUs” means the outstanding restricted share units granted under the Company Share Unit Plan;

“Company Share Unit Plan” means the equity share unit plan of the Company effective June 3, 2021;

“Company Securityholder Approval” has the meaning ascribed thereto in Section 2.3(e);

“Company Securityholders” means the Company Shareholders and holders of Company Options;

“Company Shareholders” means the registered and/or beneficial holders of Company Shares, as the context requires;

“Company Shares” means the common shares in the capital of the Company;

“Company Standstill Agreement” means a Contract entered by the Company and/or any of its Subsidiaries that currently, or after the Effective Time, other than a confidentiality and standstill agreement permitted by Section 7.3, restricts the ability of the Company or any of its Subsidiaries to offer to purchase the assets or equity securities of another Person;

“Company Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (with references to 20% being deemed to be replaced with references to 50%) in respect of the Company and its Subsidiaries that did not result from a breach of Section 7.1: (a) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal; (b) that is not subject to any financing condition and in respect of which adequate arrangements have been made to complete any required financing to consummate such Acquisition Proposal to the satisfaction of the Company Board, acting in good faith (after consultation with the Company’s legal and financial advisors); (c) that is not, as of the date that the Company provides a Superior Proposal Notice, subject to a due diligence and/or access condition (but, for greater certainty, may include a customary access covenant); (d) complies with applicable Canadian Securities Laws in all material respects; and (e) in respect of which the Company Board (after consultation with the Company’s legal and financial advisors) determines in good faith, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such

Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction that is more favourable, from a financial point of view, to the Company Shareholders, than the Arrangement (including any amendments to the terms and conditions of this Agreement and the Plan of Arrangement proposed by the Parent pursuant to Section 7.4(b));

“Company Technical Report” has the meaning ascribed thereto in Section 3.1(q);

“Company Termination Payment” means $60,000,000;

“Company Termination Payment Event” has the meaning ascribed thereto in Section 9.4(b);

“Company Voting Agreements” means the voting agreements between the Parent and the Company Securityholders party thereto setting forth the terms and conditions upon which they have agreed, among other things, to vote their Company Shares and/or Company Options in favour of the Arrangement Resolution;

“Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder;

“Confidentiality Agreement” means the mutual confidentiality agreement between the Parent and the Company dated April 17, 2024;

“Consideration” means the consideration to be received by Company Shareholders pursuant to the Plan of Arrangement;

“Consideration Shares” means the Parent Shares to be issued to Company Shareholders pursuant to the Plan of Arrangement;

“Contract” means any legally binding contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) and any amendment thereto to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Corporate Records” shall mean, in respect of the Company and each of its Subsidiaries, the original or electronic corporate books, duly signed by such Persons as required under applicable Law and under its corresponding the by-laws, including (as applicable) the shareholders’ meeting minutes, share register, the capital variations book, and the directors’ meeting minutes;

“Court” means the Supreme Court of British Columbia;

“COVID-19” means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19;

“Depositary” means Computershare Investor Services Inc., or such other Person as the Company and the Parent may appoint (each acting reasonably) to act as depositary in respect of the Arrangement;

“DGCL” means the Delaware General Corporation Law, as amended from time to time.

“Dissent Rights” means the rights of dissent exercisable by the Company Shareholders in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date on which the Arrangement becomes effective in accordance with Section 2.11(a);

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Environmental Laws” means all Laws imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, Release, destruction, transfer, import, export or sale, rehabilitation, reclamation, or remediation of Hazardous Substances;

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, responses, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs (including control, rehabilitation, reclamation, closure, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, proceeding or demand by any Person, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any: (a) Release or threatened Release or presence of a Hazardous Substance; (b) tailings impoundment areas; (c) tank, drum, pipe or other container that contains or contained a Hazardous Substance; or (d) use, generation, disposal, treatment, processing, recycling, handling, transport, Release, transfer, import, export or sale of Hazardous Substance;

“Environmental Permits” means all Authorizations or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the regulations issued thereunder;

“Exchange Ratio” has the meaning ascribed thereto in the Plan of Arrangement;

“Excluded Benefits” has the meaning ascribed thereto in Section 5.11(b);

“Final Order” means the final order of the Court contemplated by Section 2.7, in a form and substance acceptable to the Company and the Parent, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented, modified or varied by the Court (with the consent of both the Company and the Parent, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Parent, each acting reasonably) on appeal;

“GAAP” means the generally accepted accounting principles in the United States;

“Governmental Entity” means: (a) any international, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, international arbitration institution, commission, board, ministry bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE and the NYSE American; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substance” means any radioactive, ignitable, corrosive, reactive or otherwise, toxic or hazardous material, substance or waste or any pollutant, contaminant or chemical, including petroleum or any fraction thereof, asbestos or asbestos-containing materials, polychlorinated biphenyls, per- and polyfluoroalkyl substances, radon gas, mold or urea-formaldehyde, in each case as defined, designated, classified, regulated or that could result in liability under, any applicable Environmental Law, including, without limitation, those that are (i) labeled as “pollutants”, “contaminants”, “hazardous material” and/or “hazardous waste”, pursuant to Mexico’s Ley General del Equilibrio Ecológico y la Protección al Ambiente; (ii) listed, characterized (or subject to characterization) as “hazardous” under Mexican Official Norms NOM-052-SEMARNAT-2005 and NOM-053-SEMARNAT-1993; (iii) labeled as “hazardous wastes” under Mexico’s Ley General para la Prevención y Gestión Integral de los Residuos and/or its regulations; (iv) classified as hazardous or toxic under Mexico’s Ley General de Salud or any of its regulations; (v) capable of causing harm to the Environment or to human health from exposure thereto if and to the extent such capability or exposure (or prevention thereof) is regulated under Environmental Laws; and/or (vi) any used recipients or containers that may have contained or stored Hazardous Substances, including above-ground or underground storage tanks or underground pipes or aboveground pipelines, if and to the extent controlled, regulated or prohibited under Environmental Laws;

“IFRS” means International Financial Reporting Standards;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Indigenous” means any and all Indian or Indian bands (as those terms are defined in the Indian Act, R.S.C. 1985, c. I-5, as amended, superseded, or replaced from time to time), First Nation person, people, or group, Métis person, people, or group, aboriginal and/or indigenous person, people, or group, or any person or group asserting or otherwise claiming any right recognized and/or affirmed under applicable Laws, treaties or any other interest held by virtue of that person or group’s status as one of the aforementioned groups, and any person or group representing or purporting to represent any of the foregoing;

“Initial Outside Date” has the meaning ascribed thereto in Section 9.2(a)(ii)(A);

“Intellectual Property” means anything that is or may be protected by any intellectual property rights in any jurisdiction such as, but not limited to works (including software), performances, trade secrets, inventions (whether patentable or not), improvements to such inventions, industrial designs, mask work and integrated circuit topographies, trade-marks, trade names, business names, corporate names, domain names, website names and world wide web addresses, whether or not they may also be protected, at any given time, as a trade secret or confidential information, including proprietary and non-public business information, know-how, methods, processes, designs, technology, technical data, schematics, models, simulations and documentation relating to any of the foregoing;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court after being informed of the intention to rely upon the exemption from registration under section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement as contemplated by Section 2.3 and the Parent Replacement Options granted pursuant to section 2.3(g) of the Plan of Arrangement, in a form and substance acceptable to the Company and the Parent, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, supplemented, modified or varied by the Court with the consent of the Company and the Parent, each acting reasonably;

“Intended U.S. Tax Treatment” has the meaning ascribed thereto in Section 2.15;

“In-The-Money Value” has the meaning ascribed thereto in the Plan of Arrangement;

“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations promulgated thereunder;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, that are binding upon or applicable to such Person or its business, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws and applicable common law, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Legacy Company Option Plan” means the legacy stock option plan of the Company effective August 24, 2015, as amended;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, lease, sublease, restriction, easement, right-of-way, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Matching Period” has the meaning ascribed thereto in Section 7.4(a)(iii);

“material fact” means a material fact relating to the Company or the Parent, as applicable, for purposes of applicable Securities Laws;

“Mexican Antitrust Law” means the Federal Economic Competition Law (Ley Federal de Competencia Económica) of Mexico;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

“Mineral Rights” means all rights, whether contractual or otherwise, for the exploration for or exploitation of mineral resources and reserves together with surface rights, Water Rights, royalty interests, fee interests, joint venture interests and other leases, rights of way and enurements related to any such rights;

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made;

“Modern Slavery Laws” means all Laws regarding the provision of slavery, servitude and forced or child labour and about human trafficking including the Supply Chains Act (Canada);

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA;

“New Company Option Plan” means the stock option plan of the Company effective June 15, 2022, as amended;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators;

“NYSE” means the New York Stock Exchange;

“NYSE American” means the NYSE American Stock Exchange;

“ordinary course” means, with respect to an action taken by a Person, that such action is consistent with the past practice of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person;

“Outside Date” has the meaning ascribed thereto in Section 9.2(a)(ii)(A);

“Parent” has the meaning ascribed thereto on the first page of this Agreement;

“Parent Applicable Anti-Corruption Law” has the meaning ascribed thereto in Section 4.1(ff)(ii);

“Parent Benefit Plans” means all employee benefit plans, including all health, dental, vision, prescription drug, accidental death and dismemberment, critical illness, emergency travel, life, short term disability, long term disability or other medical insurance, mortgage insurance, employee loan, employee assistance, supplemental unemployment benefit, post-employment benefit, post-retirement benefit, bonus, profit sharing, option, incentive, performance, equity, equity-based, phantom, deferred compensation, severance, retention, stay bonus, change of control, termination, pension, retirement, saving, and supplemental retirement agreements, policies, programs, arrangements, practices or undertakings, whether funded or unfunded, insured or uninsured, registered or unregistered, which are maintained by or binding upon the Parent or any of its Subsidiaries or for which the Parent or its Subsidiaries has any liability or contingent liability for the benefit of any current or former Parent Employees excluding any Multiemployer Plan or Statutory Plans;

“Parent Board” means the board of directors of the Parent, as the same is constituted from time to time;

“Parent Board Recommendation” has the meaning ascribed thereto in Section 2.2(b)(i);

“Parent Canadian Sub” has the meaning ascribed thereto on the first page of this Agreement;

“Parent Canadian Sub Board” means the board of directors of the Parent Canadian Sub, as the same is constituted from time to time;

“Parent Change in Recommendation” has the meaning ascribed thereto in Section 8.1(a)(iii);

“Parent Charter Amendment” has the meaning ascribed thereto in the recitals to this Agreement;

“Parent Credit Agreement” means that certain credit agreement, dated as of September 29, 2017 (as subsequently amended), by and among, inter alia, the Parent, as borrower, Bank of America, N.A., as administrative agent, and Bank of America, N.A., Royal Bank of Canada, Bank of Montreal, Chicago Branch, National Bank of Canada, Fédération Des Caisses Desjardins Du Québec, ING Capital LLC and Goldman Sachs Bank USA, as lenders;

“Parent Disclosure Letter” means the disclosure letter dated the date of this Agreement (including all schedules, exhibits and appendices thereto) and executed by the Parent and delivered to the Company prior to or concurrently with the execution of this Agreement;

“Parent Employees” means those individuals who are employed by the Parent and its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees;

“Parent Incentive Awards” means all outstanding restricted share units, performance share units, options and any other awards made in accordance with the Parent Incentive Plan;

“Parent Incentive Plan” means, collectively, the Amended & Restated Coeur Mining, Inc. 2018 Long-Term Incentive Plan effective as of May 11, 2021 and applicable form of award agreements thereunder;

“Parent Leased Real Property” has the meaning ascribed thereto in Section 4.1(n)(i);

“Parent Matching Period” has the meaning ascribed thereto in Section 8.4(a)(iii);

“Parent Material Adverse Effect” means any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the business, results of operations or condition (financial or otherwise) of the Parent and its Subsidiaries, taken as a whole, except for any such change, effect, event, occurrence or state of facts or circumstance resulting or arising from or relating to: (a) the announcement or execution of this Agreement or the implementation of the transactions contemplated hereby (including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Parent with customers, suppliers, service providers and employees); (b) any change in the market price or trading volume of any securities of the Parent (it being understood that the changes, effects, events, occurrences or states of fact or circumstance underlying such change in market price or trading volume that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account in determining whether a Parent Material Adverse Effect has occurred); (c) any change affecting the gold and silver mining industry as a whole; (d) any change (on a current or forward basis) in the price of gold or silver or any changes in commodity prices or general market prices affecting the mining industry; (e) general political, economic, financial, currency exchange, inflation, interest rates, securities or commodity market conditions in the United States, Canada or Mexico; (f) any change or prospective change after the date hereof in GAAP or changes or prospective changes in applicable law or regulatory accounting requirements; (g) the commencement, continuation or escalation of any war, armed hostilities or acts of terrorism, or the occurrence of any cyber-attacks or data breaches; (h) any general outbreak of illness, pandemic (including COVID-19 or derivatives or variants thereof), epidemic, national health emergency, forced quarantine, lockdown or similar event, or the worsening thereof; (i) the failure of the Parent to meet any internal or published projections, forecasts, guidance, budgets, or estimates of revenues, earnings, cash flow or other financial performance or results of operations for any period (provided, however, that the changes, effects, events, occurrences or states of fact or circumstance underlying such failure that are not otherwise excluded from the definition of a Parent

Material Adverse Effect may be considered to determine whether such failure constitutes a Parent Material Adverse Effect); (j) any natural disaster (including any hurricane, flood, tornado, earthquake, forest fire, weather-related event or man-made natural disaster); or (k) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity occurring after the date hereof (including with respect to Taxes); provided, however, that with respect to clauses (c), (d), (e), (f), (g), (h) and (j), to the extent any such change, effect, event, occurrence or state of facts or circumstance has a disproportionate effect on the Parent and its Subsidiaries, taken as a whole, compared to other entities operating in the industries in which the Parent and its Subsidiaries operate (in which case the incremental disproportionate effect may be taken into account in determining whether there has been a Parent Material Adverse Effect, and only to the extent otherwise permitted by this definition);

“Parent Material Contract” means any Contract: (a) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Parent Material Adverse Effect; (b) under which the Parent or any of is Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than endorsements for collection in the ordinary course) in excess of $9 million in the aggregate; (c) relating to indebtedness for borrowed money of the Parent or any of is Subsidiaries or any guarantee by the Parent or any of its Subsidiaries of any other Person’s indebtedness for borrowed money, with an outstanding principal amount in excess of $15 million; (d) that is a material partnership, limited liability company agreement, shareholder agreement, joint venture, alliance agreement or other similar agreement or arrangement in respect of any Person that is not a wholly-owned Subsidiary of the Parent (other than any such agreement or arrangement relating to the operation or business of a Parent Property in the ordinary course and which is not material with respect to such Parent Property); (e) under which the Parent or any of its Subsidiaries is obligated to make or expects to receive payments on an annual basis in excess of $9 million in the aggregate; (f) that limits or restricts the Parent or any of the Parent Material Subsidiaries from engaging in any line of business or any geographic area in any material respect; (g) that contains any right on the part of any third party to acquire Mineral Rights or other property rights from the Parent or any of its Subsidiaries that are material to the Parent and its subsidiaries, taken as a whole, or that form any part of the Parent Mineral Interests which are material to the Parent and its Subsidiaries, taken as a whole; (h) that contains any rights on the part of the Parent or any of its Subsidiaries to acquire Mineral Rights or other property rights from any third party that, if acquired, would be material to the Parent and its Subsidiaries, taken as a whole; (i) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement that has a value in excess of $15 million; (j) that is an agreement with a Governmental Entity, or an agreement with any Indigenous group, or other organizations with authority to represent such groups, in each case, that is material to the Parent and its Subsidiaries, taken as a whole; (k) that is a registration rights agreement; (l) an earn-in, back-in, right of first refusal or right first offer in respect of the Parent Mineral Interests; and (o) that is material to the Parent and its Subsidiaries, taken as a whole, and related to the operation of, or the exploitation, extraction or production of metals from, the Parent Mineral Interests; and for greater certainty, includes the Parent Material Contracts listed on Schedule 4.1(bb) of the Parent Disclosure Letter;

“Parent Material Subsidiaries” means the Subsidiaries set out in Schedule 1.1(a) of the Parent Disclosure Letter;

“Parent Meeting” means the meeting of the Parent Stockholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law to consider the Parent Charter Amendment, Parent Stock Issuance and for any other purpose as may be set out in the Parent Proxy Statement;

“Parent Mineral Interests” has the meaning ascribed thereto in Section 4.1(n)(i);

“Parent Owned Real Property” has the meaning ascribed thereto in Section 4.1(n)(i);

“Parent Permitted Liens” means, in respect of the Parent or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes not at the time overdue or statutory Liens for overdue Taxes the validity of which the Parent or a Subsidiary thereof is contesting in good faith by appropriate proceedings and for which adequate reserves have been set aside in accordance with GAAP;
(b)	statutory Liens incurred or deposits made in the ordinary course in connection with workers’ compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory Lien or deposit relates to amounts not yet due;
(c)	Liens given by the Parent or a Subsidiary thereof to a public utility;
(d)	undetermined or inchoate construction or repair or storage Liens arising in the ordinary course, a claim for which has not been filed or registered pursuant to Law or which notice in writing has not been given to the Parent or a Subsidiary thereof;
(e)	any reservations or exceptions contained in the original Crown grants or patents relating to any Parent Properties (including the reservation of any mines and minerals in the Crown or any other Person);
(f)	easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services, provided that there has been material compliance with the provisions thereof and that such easements, rights of way, reservations, or rights do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use, or operation of the Parent Properties, as the case may be, as currently enjoyed, used or operated;
(g)	zoning by Laws, ordinances, or other similar restrictions of any Governmental Entity as to the use of real property, which are not violated in any material respect by the current use of the Parent Properties;
(h)	all rights of expropriation of any federal, provincial or municipal authority or agency;

(i)	mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Liens (inchoate or otherwise) if, individually or in the aggregate, (A) they are not material, (B) they arose or were incurred in the ordinary course in respect of obligations which are not overdue or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, and (C) they have not been filed, recorded, or registered in accordance with Law;
(j)	minor title defects or irregularities consisting of minor surveyor exceptions, provided that such defects, irregularities, or exceptions do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use, or operation of the Parent Properties as currently enjoyed, used or operated;
(k)	any Liens arising pursuant to the terms and conditions of any Contract that provides for a royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement providing for the payment of consideration measured, quantified or calculated based on, in whole or in part, any minerals produced, mined, recovered and extracted from any of the Company Mineral Interests; and
(l)	any other Liens, that are, as of the date of this Agreement, (i) registered against title to real property in any applicable land registry office, or (ii) registered against the Parent, any of its Subsidiaries or any of their respective assets in a public personal property registry or similar registry system, in each case, to the extent such Liens do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use or operation of the Parent Properties as currently enjoyed, used or operated;

“Parent Property” has the meaning ascribed thereto in Section 4.1(n)(i);

“Parent Proposed Agreement” has the meaning ascribed thereto in Section 8.4(a);

“Parent Proxy Statement” means the proxy statement on Schedule 14A to be distributed to the Parent Stockholders, including all schedules, appendices and exhibits thereto and enclosures therewith, and information incorporated by reference therein, in connection with the Parent Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement;

“Parent Public Documents” means all forms, reports, schedules, statements and other documents filed by the Parent on SEDAR+ or with the SEC since January 1, 2024;

“Parent Replacement Options” has the meaning ascribed thereto in the Plan of Arrangement;

“Parent Shares” has the meaning ascribed thereto in the recitals to this Agreement;

“Parent Stock Issuance” has the meaning ascribed thereto in the recitals to this Agreement;

“Parent Stockholder Approvals” means the approval (i) of the Parent Stock Issuance by the affirmative vote of at least a majority of the votes cast in person or represented by proxy at the Parent Meeting in accordance with Section 312.03(c) and Section 312.07 of the NYSE Listed Company Manual, and (ii) of the Parent Charter Amendment by the affirmative vote of Parent Stockholders required by the certificate of incorporation of Parent and the DGCL at the Parent Meeting;

“Parent Stockholders” means the registered and/or beneficial holders of the Parent Shares, as the context requires;

“Parent Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (with references to 20% being deemed to be replaced with references to 50%) in respect of the Parent and its Subsidiaries that did not result from a breach of Section 8.1: (a) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal; (b) that is not subject to any financing condition and in respect of which adequate arrangements have been made to complete any required financing to consummate such Acquisition Proposal to the satisfaction of the Parent Board, acting in good faith (after consultation with the Parent’s legal and financial advisors); (c) that is not, as of the date that the Parent provides a Parent Superior Proposal Notice, subject to a due diligence and/or access condition (but, for greater certainty, may include a customary access covenant); (d) complies with applicable Canadian Securities Laws in all material respects; and (e) in respect of which the Parent Board (after consultation with the Parent’s legal and financial advisors) determines in good faith, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction that is more favourable, from a financial point of view, to the Parent Stockholders, than the Arrangement (including any amendments to the terms and conditions of this Agreement and the Plan of Arrangement proposed by the Company pursuant to Section 8.4(b));

“Parent Superior Proposal Notice” has the meaning ascribed thereto in Section 8.4(a)(ii); “Parent Technical Reports” has the meaning ascribed thereto in Section 4.1(p);

“Parent Termination Payment” means $100,000,000;

“Parent Termination Payment Event” has the meaning ascribed thereto in Section 9.4(d);

“Parent U.S. Sub” has the meaning ascribed thereto in the first page of this Agreement;

“Parent Voting Agreements” means the voting agreements between the Company and the Parent Stockholders party thereto setting forth the terms and conditions upon which they have agreed, among other things, to vote their Parent Shares in favour of the Parent Charter Amendment and Parent Stock Issuance;

“Parties” means, together, the Parent, the Parent Canadian Sub, the Parent U.S. Sub, the Company Mexican Sub and the Company, and “Party” means any one of them, as the context requires;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Personal Information” means all information or data in any form, including paper, electronic and other forms, concerning any identified or identifiable individual, as provided under the applicable Privacy Laws;

“Plan of Arrangement” means the plan of arrangement of the Company, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of the Company and the Parent, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.12;

“Privacy Laws” include applicable Laws that govern the collection, use, disclosure, retention, disposition and other processing of Personal Information, including the Personal Information Protection and Electronic Documents Act and applicable provincial Privacy Laws;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, Authorizations and other approvals (including the lapse, without objections, of a prescribed period of time under a statute or regulation that states that a transaction may be implemented if a prescribed period of time lapses following the giving of notice without an objection being made) of any Governmental Entity required in relation to the transactions contemplated hereby, including the COFECE Approval;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, or leaching of any Hazardous Substance in the environment;

“Representatives” means, with respect to a Party, such Party’s directors, officers, employees, counsel, financial advisors, accountants, agents, consultants and other authorized representatives and advisors;

“Restricted Party” means a person that is: (a) listed on, owned, held or controlled, directly or indirectly, by a person listed on, or acting on behalf of a person listed on, any Sanctions List, (b) located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a person located in or organized under the laws of a country or territory that is the target of Sanctions, or (c) otherwise a target of Sanctions;

“Sanctions” means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by: (a) the United States government; (b) the United Nations; (c) the European Union; (d) the Canadian government; (e) the United Kingdom; or (f) the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”), the United States Department of State, and Her Majesty’s Treasury (“HMT”), Global Affairs Canada and the Royal Canadian Mounted Police or any other relevant sanctions authority (together the “Sanctions Authorities”);

“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC, the Consolidated List of Financial Sanctions Targets, the Consolidated Canadian Autonomous Sanctions List and the Investment Ban List maintained by HMT, or any similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities;

“SEC Clearance” has the meaning ascribed thereto in Section 2.4;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval;

“Special Committee” means the special committee of the Company Board;

“Statutory Plans” means statutory benefit plans which the Company or its Subsidiaries are required to participate in or comply with, including as applicable the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

“Subsidiary” has the meaning ascribed thereto in NI 45-106;

“Superior Proposal Notice” has the meaning ascribed thereto in Section 7.4(a)(ii);

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto and any claims for refund, declarations of estimated Tax and information returns, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“Tax Sharing Agreement” means any agreement or arrangement binding the Company or the Parent, as applicable, or any of their respective Subsidiaries that provides for the allocation, apportionment, sharing, indemnification or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (other than customary Tax sharing or indemnification provisions contained in a commercial agreement entered into in the ordinary course of business the primary subject matter of which does not relate to Taxes).

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, earnings, profits, mining, mineral, windfall, environmental, royalty, capital, capital stock, transfer, land transfer, disability, ad valorem, sales, net worth, goods and services, harmonized sales, use, value-added, excise, stamp, recording, withholding, business, franchising, property, premium, development, occupation, occupancy, employer health, alternative or add-on minimum, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada Pension Plan and other pension plan premiums or contributions imposed by any Governmental Entity, any transferee or predecessor liability in respect of any of the foregoing, and any liability for any such amounts imposed with respect to any other person, including under any agreements or arrangements;

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 10.11;

“Transaction Personal Information” has the meaning ascribed thereto in Section 10.1; “TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time and the rules and regulations of the U.S. SEC promulgated thereunder;

“U.S. Investment Company Act” means the United States Investment Company Act of 1940, as amended and the rules and regulations promulgated thereunder;

“U.S. SEC” has the meaning ascribed thereto in Section 2.3;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means the U.S. Exchange Act, the U.S. Securities Act and all other applicable U.S. federal securities Laws;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“Water Rights” means water rights, water concessions, water leases and water supply agreements, ditch rights or other interests in water or water conveyance rights owned or leased by the relevant Person.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections, and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article,

Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and “$” refers to U.S. dollars.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement (i) with respect to the Company shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied, and (ii) with respect to the Parent shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP consistently applied.

1.8	Knowledge

In this Agreement, references to: (a) “the knowledge of the Company” means the actual knowledge of the Company’s (i) Chief Executive Officer, (ii) President, (iii) Interim Chief Financial Officer, (iv) Vice President, Operations, (v) Vice President, Governance, Risk and Sustainability, (vi) Vice President, Corporate Development, and (vii) Vice President, Financial Reporting, in each case, after making due enquiries regarding the relevant matter; and (b) “the knowledge of the Parent” means the actual knowledge of the Parent’s (i) Chairman, President and Chief Executive Officer, (ii) Senior Vice President and Chief Financial Officer, (iii) Senior Vice President, General Counsel and Chief ESG Officer, (iv) Senior Vice President, Exploration, (v) Senior Vice President and Chief Human Resources Officer and (vi) Senior Vice President and Chief Operating Officer, in each case, after making due enquiries regarding the relevant matter.

1.9	Company Disclosure Letter

The Company Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (a) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (b) a Party, acting reasonably and in good faith, needs to disclose it in order to enforce or exercise its rights under this Agreement.

1.10	Parent Disclosure Letter

The Parent Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (a) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (b) a Party, acting reasonably and in good faith, needs to disclose it in order to enforce or exercise its rights under this Agreement.

1.11	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Form of Parent Charter Amendment
Schedule D	-	Form of Resignation and Mutual Release
Schedule E	-	Form of Company Voting Agreement
Schedule F	-	Form of Parent Voting Agreement

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Approvals
(a)	The Company represents and warrants to the Parent that:
(i)	the Company Board has received an oral opinion to be subsequently confirmed in writing (each, a “Company Fairness Opinion”) from each of the Company Financial Advisors and the Company Independent Fairness Advisor that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders;
(ii)	the Special Committee, after receiving financial and legal advice and the Company Fairness Opinions, has unanimously (A) determined that the

Arrangement is fair and reasonable to the Company Shareholders and in the best interests of the Company, and (B) recommended to the Company Board that the Company Board (1) approve this Agreement and the Arrangement, and (2) recommend that the Company Securityholders vote in favour of the Arrangement; and

(iii)	the Company Board, after receiving financial and legal advice and the Company Fairness Opinions and the recommendation of the Special Committee, has unanimously (A) determined that the Arrangement is fair and reasonable to the Company Shareholders and in the best interests of the Company, and (B) resolved to recommend that the Company Securityholders] vote in favour of the Arrangement Resolution (the “Company Board Recommendation”).
(b)	The Parent represents and warrants to the Company that:
(i)	the Parent Board has received the separate opinions of BMO Capital Markets Corp. and Goldman Sachs & Co. LLC each to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to the Parent;
(ii)	the Parent Board, after evaluating the Arrangement in consultation with the Parent’s management and legal and financial advisors, has unanimously: (A) determined that the entering into of this Agreement is in the best interests of the Parent and the Parent Stockholders; and (B) has resolved to recommend that the Parent Stockholders vote to approve the Parent Charter Amendment and the Parent Stock Issuance (the “Parent Board Recommendation”).
2.3	Interim Order

As promptly as reasonably practicable following the execution of this Agreement, the Company shall apply to the Court in a manner acceptable to the Parent, acting reasonably, pursuant to Part 9, Division 5 of the BCBCA, to schedule the Interim Order hearing with the Court for a date on or about the fifteenth (15th) calendar day immediately following the date of filing of the Parent Proxy Statement with the U.S. Securities Exchange Commission (“U.S. SEC”); provided that the Company shall reschedule such hearing if the SEC Clearance is not obtained (or not obtainable) by the third (3rd) business day prior to the date of the hearing; provided further that in the event such hearing is rescheduled, the Company shall use reasonable best efforts to reschedule such hearing to occur as soon as reasonably practicable following the receipt of SEC Clearance, in each case subject to the availability of the Court and subject to and in accordance with the requirements of NI 54-101 with respect to the Company Meeting. Notwithstanding the foregoing, the Company shall not be required to schedule the Interim Order hearing for a date prior to the thirtieth (30th) day following the date of this Agreement. The Company shall prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class(es) of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;
(b)	for confirmation of the record date for the purposes of determining the Company Securityholders entitled to notice of and to vote at the Company Meeting in accordance with the Interim Order;
(c)	that the record date for Company Securityholders entitled to notice of and to vote at the Company Meeting will not change as a result of any adjournment(s) or postponement(s) of the Company Meeting unless required by the Court or by Law;
(d)	that the Company Meeting may be held as a virtual or hybrid meeting, and that Company Securityholders that participate in the Company Meeting through virtual means, if applicable, will be deemed to be present at the Company Meeting;
(e)	that the requisite approval (collectively, the “Company Securityholder Approval”) for the Arrangement Resolution shall be at least:
(i)	66 2/3% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or by proxy at the Company Meeting and voting as a single class;
(ii)	66 2/3% of the votes cast on the Arrangement Resolution by the Company Securityholders present in person or by proxy at the Company Meeting and voting as a single class; and
(iii)	a majority of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting, voting as a single class, excluding, for this purpose, the votes cast by those Persons whose votes are required to be excluded by MI 61-101;
(f)	that, in all other respects, the terms, conditions and restrictions of the Company’s constating documents, including quorum requirements and other matters, shall apply in respect of the Company Meeting unless otherwise ordered by the Court;
(g)	for the grant of Dissent Rights to the Company Shareholders who are registered Company Shareholders as of the record date for the Company Meeting, as contemplated in the Plan of Arrangement;
(h)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;
(i)	that the Company Meeting may be adjourned or postponed from time to time by the Company Board subject to the terms of this Agreement or as otherwise agreed between the Parties without the need for additional approval of the Court;
(j)	that the Parties intend to rely on the exemption provided by section 3(a)(10) of the U.S. Securities Act for the issuance of Consideration Shares and the Parent Replacement Options pursuant to the Plan of Arrangement, subject to and conditioned upon the Court’s approval of the Arrangement and determination following a hearing that the Arrangement is substantively and procedurally fair and reasonable to each Person to whom Consideration Shares and the Parent Replacement Options will be issued; and

(k)	for such other matters as the Parent or the Company may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld or delayed.
2.4	Company Meeting

The Company shall, as soon as reasonably practicable after the earliest to occur of (x) the U.S. SEC informing the Parent that it has no remaining comments to, or will not review, the Parent Proxy Statement (and the Parent agrees to advise the Company of such matters promptly after the U.S. SEC informs the Parent of such) or (y) the passage of at least ten (10) calendar days (as calculated pursuant to Rule 14a-6 of the U.S. Exchange Act) since the filing of a preliminary Parent Proxy Statement with the U.S. SEC not informing the Parent that it intends to review the Parent Proxy Statement (in either case, “SEC Clearance”):

(a)	duly call, give notice of, convene and conduct the Company Meeting (including by virtual means) in accordance with the Interim Order, the Company’s constating documents and applicable Laws as promptly as reasonably practicable, using commercially reasonable efforts to convene and conduct the Company Meeting as soon as practicable, and in any event, within thirty-five (35) days of the receipt of the SEC Clearance (and, in that regard, the Company shall abridge, as necessary, any time period that may be abridged under NI 54-101); provided that the Parent shall cooperate with the Company and use commercially reasonable best efforts to set the record dates for, schedule and convene the Company Meeting and the Parent Meeting on the same dates;
(b)	in consultation with the Parent, fix and publish a record date for the purposes of determining the Company Securityholders entitled to receive notice of and to vote at the Company Meeting;
(c)	not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Company Meeting except (i) as required by applicable Laws or a Governmental Entity, (ii) as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), (iii) if at any time following the dissemination of the Company Circular, the Company reasonably determines in good faith that the Company Securityholder Approval is unlikely to be obtained at the Company Meeting (in which case the meeting shall be adjourned and not cancelled); (iv) the Company Board shall have determined in good faith (after consultation with outside legal counsel) that it is necessary or appropriate to postpone or adjourn the Company Meeting in order to give Company Securityholders sufficient time to evaluate any information or disclosure that the Company has sent or otherwise made available to such holders by issuing a press release, filing materials with the Canadian Securities Authorities or otherwise; (v) as permitted by Section 9.3(b), or (vi) with the Parent’s prior written consent; provided, that Company shall be permitted to postpone or adjourn the Company

Meeting pursuant to clause (ii), (iii) and (iv) on no more than two occasions in the aggregate and no such adjournment shall delay the Company Meeting by more than ten (10) days from the prior-scheduled date or to a date that is on or after the fifth (5th) business day preceding the Outside Date;

(d)	promptly advise the Parent as the Parent may reasonably request, and at least on a daily basis on each of the last ten (10) business days prior to the date of the Company Meeting as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;
(e)	promptly (and in no event later than two (2) business days after receipt of notice) advise the Parent of any written communication from any Company Shareholder in opposition to the Arrangement (except for non-substantive communications from any Company Shareholder that purports to hold less than 0.1% of Company Shares (provided that communications from such Company Shareholder are not substantive in the aggregate)), written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company and, subject to applicable Law, any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;
(f)	unless the Company Board has made a Change in Recommendation in accordance with Section 7.4(a), solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Company Shareholder (unless otherwise consented to by the Parent) and, in connection therewith, in consultation with the Parent, use the services of one or more proxy solicitation services (at the expense of the Company);
(g)	provide the Parent with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services engaged by the Company, as requested from time to time by the Parent;
(h)	not change the record date for the Company Securityholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law;
(i)	not make any compromise, payment or settlement offer, or agree to any compromise, payment or settlement with respect to, or otherwise negotiate any exercise of any Dissent Rights without the prior written consent of the Parent (not to be unreasonably withheld, conditioned or delayed); and
(j)	give notice to the Parent of the Company Meeting and allow its Representatives and legal counsel to attend the Company Meeting (including by virtual means).

2.5	Parent Meeting

Subject to the terms of this Agreement, as soon as reasonably practicable after SEC Clearance, the Parent shall:

(a)	duly call, give notice of, convene and conduct the Parent Meeting (including by virtual means) in accordance with the Parent’s constating documents and applicable Laws as promptly as reasonably practicable, using commercially reasonable efforts to convene and conduct the Parent Meeting as soon as practicable, and in any event, within thirty-five (35) days of the receipt of the SEC Clearance; provided that the Parent shall cooperate with the Company and use commercially reasonable best efforts to schedule and convene the Company Meeting and the Parent Meeting on the same dates;
(b)	in consultation with the Company, fix and publish a record date for the purposes of determining the Parent Stockholders entitled to receive notice of and to vote at the Parent Meeting;
(c)	not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Parent Meeting except (i) as required by applicable Laws or a Governmental Entity, (ii) as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), (iii) if, after consultation with the Company and following the dissemination of the Parent Proxy Statement, Parent reasonably determines in good faith that the Parent Stockholder Approvals are unlikely to be obtained at the Parent Meeting (in which case the meeting shall be adjourned and not cancelled); (iv) the Parent Board shall have determined in good faith (after consultation with outside legal counsel) that it is necessary or appropriate to postpone or adjourn the Parent Meeting in order to give Parent Stockholders sufficient time to evaluate any information or disclosure that the Parent has sent or otherwise made available to such holders by issuing a press release, filing materials with the SEC or otherwise; (v) as permitted by Section 9.3(b), or (vi) with the Company’s prior written consent; provided, that Parent shall be permitted to postpone or adjourn the Parent Meeting pursuant to clause (ii), (iii) and (iv) on no more than two occasions in the aggregate, and no such adjournment shall delay the Parent Meeting by more than ten (10) days from the prior-scheduled date or to a date that is on or after the fifth (5th) business day preceding the Outside Date;
(d)	promptly advise the Company as the Company may reasonably request, and at least on a daily basis on each of the last ten (10) business days prior to the date of the Parent Meeting, as to the aggregate tally of the proxies received by the Parent in respect of the Parent Charter Amendment and Parent Stock Issuance;
(e)	promptly (and in no event later than two (2) business days after receipt of notice) advise the Company of any written communication from any Parent Stockholder in opposition to the Arrangement, the Parent Charter Amendment or Parent Stock Issuance (except for non-substantive communications from any Parent Stockholder that purports to hold less than 0.1% of Parent Shares (provided that communications from such Parent Stockholder are not substantive in the aggregate));

(f)	unless the Parent Board has made a Parent Change in Recommendation in accordance with Section 8.4(a), solicit proxies in favour of the Parent Charter Amendment and Parent Stock Issuance and against any resolution submitted by any Parent Stockholder (unless otherwise consented to by the Company) and, in connection therewith, in consultation with the Company, use the services of one or more proxy solicitation services (at the expense of the Parent);
(g)	provide the Company with copies of or access to information regarding the Parent Meeting generated by any proxy solicitation services engaged by the Parent, as requested from time to time by the Company;
(h)	not change the record date for the Parent Stockholders entitled to vote at the Parent Meeting in connection with any adjournment or postponement of the Parent Meeting unless required by Law;
(i)	give notice to the Company of the Parent Meeting and allow its Representatives and legal counsel to attend the Parent Meeting (including by virtual means); and
(j)	propose that the only matters to be acted on by Parent Stockholders at the Parent Meeting are (i) the approval of the Parent Charter Amendment, (ii) the approval of the Stock Issuance and (iii) if the Parent has not received proxies representing a sufficient number of Parent Shares to obtain the Parent Stockholder Approvals, the adjournment of the Parent Meeting to solicit additional proxies.
2.6	Preparation of Company Circular and the Parent Proxy Statement
(a)	Promptly following the entry into this Agreement, the Company shall prepare, together with any other documents required by the BCBCA, Canadian Securities Laws and all other applicable Laws, and shall use its reasonable best efforts to cause to be filed with the TSX and the Canadian Securities Authorities as promptly as practicable after obtaining the Interim Order (with the making of such filing subject to the Parent furnishing the information required under Section 2.6(e)), the Company Circular relating to matters to be submitted to the Company Securityholders at the Company Meeting. Company shall use reasonable best efforts to cause the Company Circular to comply as to form and substance in all material respects with the rules and regulations promulgated by Canadian Securities Laws and the requirements of applicable Law, and to respond as promptly as practicable to any comments of the TSX, Canadian Securities Authorities or their respective staff. The Company will advise the Parent promptly after it receives any request by the TSX or Canadian Securities Authorities for amendment of the Company Circular or receives any comments thereon and responses thereto or any request by the TSX or Canadian Securities Authorities for additional information, and shall provide the Parent with copies of all substantive correspondence that is provided by or on behalf of it, on one hand, and by the TSX or Canadian Securities Authorities, on the other hand. The Company shall use its reasonable best efforts to resolve any comments from the TSX and Canadian Securities Authorities with respect to the Company Circular as promptly as reasonably practicable after receipt thereof. The Company agrees to permit the Parent (to the extent applicable) and its counsel, to participate in all substantive meetings and conferences with the TSX or

Canadian Securities Authorities with respect to the foregoing matters. Notwithstanding the foregoing, prior to filing or mailing the Company Circular (or any amendment or supplement thereto) or responding to any substantive comments of the TSX or Canadian Securities Authorities with respect thereto, the Company will (A) provide the Parent with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) consider in good faith for inclusion in such document or response all comments reasonably and promptly proposed by the Parent and (C) not file or mail such document or respond to the TSX or Canadian Securities Authorities prior to receiving the approval of the Parent, which approval shall not be unreasonably withheld, conditioned or delayed.

(b)	Promptly following the entry into this Agreement, the Parent shall prepare, together with any other documents required by U.S. Securities Laws and all other applicable Laws, and shall use its reasonable best efforts to cause to be filed with the U.S. SEC as promptly as practicable following the execution of this Agreement (with the making of such filing subject to the Company furnishing the information required under Section 2.6(f)), the Parent Proxy Statement relating to matters to be submitted to the Parent Stockholders at the Parent Meeting. The Parent shall use reasonable best efforts to cause the Parent Proxy Statement to comply as to form and substance in all material respects with the rules and regulations promulgated by the U.S. SEC and the requirements of applicable Law, and to respond as promptly as practicable to any comments of the U.S. SEC or its staff. The Parent will advise the Company promptly after it receives any request by the U.S. SEC for amendment of the Parent Proxy Statement or receives any comments thereon and responses thereto or any request by the U.S. SEC for additional information, and the Parent shall provide the Company with copies of all substantive correspondence that is provided by or on behalf of it, on one hand, and by the U.S. SEC on the other hand. The Parent shall use its reasonable best efforts to resolve any comments from the U.S. SEC with respect to the Parent Proxy Statement as promptly as reasonably practicable after receipt thereof. The Parent agrees to permit the Company (to the extent practicable) and its counsel, to participate in all substantive meeting and conferences with the U.S. SEC with respect to the foregoing matters. Notwithstanding the foregoing, prior to filing or mailing the Parent Proxy Statement (or any amendment or supplement thereto) or responding in writing to any substantive comments of the U.S. SEC with respect thereto, the Parent will (A) provide the Company with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) consider in good faith for inclusion in such document or response all comments reasonably and promptly proposed by the Company, and (C) not file or mail such document or respond to the U.S. SEC prior to receiving the approval of the Company, which approval shall not be unreasonably withheld, conditioned or delayed.
(c)	The Company Circular shall: (i) include a copy of the Company Fairness Opinions; (ii) state that the Company Board has received the Company Fairness Opinions and the recommendation of the Special Committee, and, subject to the terms of this Agreement, has unanimously determined, after receiving legal and financial advice, that the Consideration to be received by the Company Securityholders is fair to the

Company Securityholders and that the Arrangement and entry into this Agreement are in the best interests of the Company; (iii), subject to the terms of this Agreement, contain the unanimous recommendation of the Company Board (subject to any abstentions due to entitlement to “collateral benefits” under MI 61-101) to Company Securityholders that they vote in favour of the Arrangement Resolution; and (iv) include statements that each of the directors and senior officers of the Company has signed a Company Voting Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Company Shares and/or Company Options in favour of the Arrangement Resolution.

(d)	The Parent Proxy Statement shall: (i) state that the Parent Board has evaluated the Arrangement in consultation with Parent’s management and legal and financial advisors, and has unanimously determined that the Arrangement and entry into this Agreement are in the best interests of the Parent; (ii) subject to the terms of this Agreement, contain the unanimous recommendation of the Parent Board to Parent Stockholders that they vote in favour of the Parent Charter Amendment and Parent Stock Issuance; (iii) include a copy of the separate opinions of BMO Capital Markets Corp. and Goldman Sachs & Co. LLC to the Parent Board; (iv) include statements that each of the directors and senior officers of the Parent has signed a Parent Voting Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Parent Shares in favour of the Parent Charter Amendment and Parent Stock Issuance; and (v) state the Company Director Nominees who shall become members of the Parent Board as of the Effective Time.
(e)	The Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including the Parent Canadian Sub), the Consideration Shares, and the holders of its capital stock, as is required by applicable Laws and as the Company may reasonably request for the purpose of including such data and information in the Company Circular and any amendments or supplements thereto, including any information required for the preparation by the Parent of any pro forma financial statements. The Parent shall use reasonable best efforts to obtain any necessary consents from any of its auditors, Qualified Persons (as defined in NI 43-101), reserves evaluators or other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular relating to it or its Subsidiaries (including the Parent Canadian Sub) and to the identification in the Company Circular of each such advisor.
(f)	The Company will promptly furnish to the Parent such data and information relating to it, its Subsidiaries and the Company Securityholders, as is required by applicable Laws and as the Parent may reasonably request for the purpose of including such data and information in the Parent Proxy Statement and any amendments or supplements thereto, including any information required for the preparation by the Parent of any pro forma financial statements. The Company shall use reasonable best efforts to obtain any necessary consents from any of its auditors, Qualified Persons (as defined in NI 43-101), reserves evaluators or other advisors to the use of any financial, technical or other expert information required to be included in the Parent Proxy Statement relating to it or its Subsidiaries and to the identification in the Parent Proxy Statement of each such advisor.

(g)	The Parent and the Company shall each use reasonable best efforts to coordinate with each other to prepare common disclosure that will be included in both the Company Circular and the Parent Proxy Statement, and shall, to the extent reasonably practicable, provide that such disclosure is generally consistent as between the Company Circular and the Parent Proxy Statement.
(h)	The Parent and the Company shall make all necessary filings with respect to the Arrangement under the U.S. Securities Act and the U.S. Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the issuance of any stop order, or the suspension of the qualification of the Consideration Shares issuable in connection with the Arrangement for offering or sale in any jurisdiction. Each of the Company and the Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
(i)	If at any time prior to the Effective Time, any information relating to the Parent or the Company, or any of their respective affiliates, officers or directors, should be discovered by the Company or the Parent that should be set forth in an amendment or supplement to either of the Company Circular or the Parent Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the U.S. SEC, the Canadian Securities Authorities or any other Governmental Entity as required, as applicable, and, to the extent required by applicable Law, disseminated to the Company Securityholders or the Parent Stockholders, as applicable.
2.7	Final Order

If (A) the Interim Order is obtained, (B) the Company Securityholder Approval is obtained at the Company Meeting as provided for in the Interim Order and (C) the Parent Stockholder Approvals are obtained at the Parent Meeting, the Company shall (a) diligently pursue and take all steps necessary to submit the Arrangement before the Court as promptly and (b) diligently pursue an application for the Final Order pursuant to section 291 of the BCBCA as reasonably practicable but, in any event, within four (4) business days after the Company Securityholder Approval is obtained.

2.8	Court Proceedings

Subject to the terms of this Agreement, the Company will diligently pursue all Court proceedings relating to obtaining the Interim Order and Final Order, and the Parent will cooperate with, assist and consent to the Company in seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information reasonably requested or required to be supplied by the Parent in connection therewith. The Company will provide the Parent and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information to be supplied by the Parent for inclusion in such material, prior to the service and filing of such material, and will give reasonable consideration to all such comments. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.8 or with the Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require the Parent to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases the Parent’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to the Parent’s outside counsel on a timely basis copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to the Parent’s legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions at least 24 hours prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Parent.

2.9	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that, and will use their commercially reasonable best efforts to ensure that, all Consideration Shares and the Parent Replacement Options issued pursuant to the Arrangement will be issued by the Parent in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder and pursuant to exemptions from applicable state securities laws. In order to ensure the availability of the exemption under section 3(a)(10) of the U.S. Securities Act and to facilitate the Parent’s compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Court will be asked to approve the procedural and substantive fairness of the Arrangement;
(b)	pursuant to Section 2.4, the Court will be advised of the intention of the Parties to rely upon the exemption of section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the procedural and substantive fairness of the Arrangement to the Company Shareholders to whom the Consideration Shares will be issued and to the holders of the Company Options to whom the Parent Replacement Options will be issued;
(c)	the Court will be advised prior to the hearing to approve the Interim Order that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the Arrangement to all Company Shareholders who are entitled to receive Consideration Shares pursuant to the Arrangement and to all holders of Company Options who are entitled to receive the Parent Replacement Options pursuant to the Arrangement;

(d)	the Company will ensure that each Person entitled to receive the Consideration Shares or the Parent Replacement Options pursuant to the Arrangement will be given adequate notice, in a timely manner, advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;
(e)	each Person entitled to receive the Consideration Shares will be advised that the Consideration Shares issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by the Parent in reliance on the exemption under section 3(a)(10) of the U.S. Securities Act, and that certain restrictions on resale under U.S. Securities Laws, including, as applicable, Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined in Rule 144 under the U.S. Securities Act) of the Parent;
(f)	each Person entitled to receive the Parent Replacement Options will be advised that the Parent Replacement Options issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by the Parent in reliance on the exemption under section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the delivery of the Parent Shares covered by such Parent Replacement Options and, as such, the underlying Parent Shares issuable in respect of the Parent Replacement Options cannot be issued in the U.S. or to a person in the U.S. in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act and the Parent Replacement Options may only be exercised pursuant to an effective registration statement or a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any;
(g)	the Interim Order will specify that each Company Shareholder and each holder of Company Options will have the right to appear before the Court at the hearing of the Court to give approval to the Arrangement so long as they enter an appearance within a reasonable time;
(h)	the Court will hold a hearing approving the fairness of the Arrangement before issuing the Final Order; and
(i)	the Final Order will expressly state that the Arrangement serves as the basis of a claim to the exemption under section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by the U.S. Securities Act regarding the distribution of securities pursuant to the Plan of Arrangement and is approved by the Court as being substantively and procedurally fair to the Company Shareholders and the holders of Company Options.

2.10	Treatment of Company Incentive Awards
(a)	Company Options. As provided by the Plan of Arrangement, and notwithstanding any vesting or exercise or other provisions to which a Company Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the applicable Company Option Plan governing such Company Option), each Company Option outstanding immediately prior to the Effective Time, shall, without any further action by or on behalf of a holder, be exchanged for a Parent Replacement Option exercisable to purchase from the Parent the number of Parent Shares equal to the product of (A) the number of Company Shares subject to the Company Option immediately before the Effective Time multiplied by (B) the Exchange Ratio (provided that if the foregoing would result in the issuance of a fraction of a Parent Share on any particular exercise of Parent Replacement Options, then the number of Parent Shares otherwise issued shall be rounded down to the nearest whole number of Parent Shares). The exercise price per Parent Share subject to any such Parent Replacement Option shall be an amount equal to the quotient of (X) the exercise price per Company Share underlying the exchanged Company Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Parent Replacement Options shall be rounded up to the nearest whole cent). It is intended that (i) the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Parent Replacement Option will be adjusted such that the In The Money Value of the Parent Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the Company Option for which it was exchanged immediately before the exchange. All terms and conditions of a Parent Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the applicable Company Option Plan and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Parent Replacement Option, provided that the provisions of Section 7.1 of the New Company Option Plan shall apply to all Parent Replacement Options that would otherwise be governed by the Legacy Company Option Plan for a period of ninety (90) days following the Effective Time.
(b)	Company PSUs. The Company shall take such action as may be required in order to ensure that all Company PSUs shall be fully vested pursuant to Section 12.2(b) of the Company Share Unit Plan such that all the Company PSUs will all be redeemed by the Company for cash, to be calculated in accordance with Section 7 of the Company Share Unit Plan immediately prior to the Effective Time. The vesting multiplier for each Company PSU shall be calculated immediately prior to the Effective Time in accordance with the Company Share Unit Plan and the individual award agreements.
(c)	Company DSUs. The Company shall take such action as may be required in order to ensure that all Company DSUs shall be fully vested pursuant to Section 12.2(b)

of the Company Share Unit Plan or Section 4.2 of the Company DSU Plan, as applicable, such that all the Company DSUs will, as of immediately prior to the Effective Time, be redeemed by the Company for cash in accordance with Section 10 of the Company Share Unit Plan or Section 5 of the Company DSU Plan, as applicable.

(d)	Company RSUs. The Company shall take such action as may be required in order to ensure that all Company RSUs shall be fully vested pursuant to Section 12.2(b) of the Company Share Unit Plan, such that all the Company RSUs will, as of immediately prior to the Effective Time, be redeemed by the Company for cash in accordance with Section 7 of the Company Share Unit Plan.
(e)	General. Prior to the Effective Time, the Parent Board (or an authorized committee thereof) and the Company Board (or an authorized committee thereof), as applicable, shall take any actions and adopt any resolutions as are required to effectuate the treatment of the Company Incentive Awards pursuant to the terms of this Section 2.10.
2.11	Effective Date
(a)	The Arrangement shall become effective on the date that is three business days following the date on which all the conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived in accordance with the terms of this Agreement and the Plan of Arrangement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) unless another date or time is agreed to in writing by the Parties. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA.
(b)	The closing of the Arrangement will take place remotely by electronic exchange of documents and signatures (or their electronic counterparts) at 8:00 a.m. (Toronto time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.
2.12	Payment of Consideration

The Parent will, on or prior to the Effective Date determined in accordance with Section 2.11, deposit in escrow, or cause to be deposited in escrow, with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Consideration Shares to satisfy the Consideration payable pursuant to the Arrangement. All payment of any kind in settlement or satisfaction of the rights of any Company Shareholder exercising Dissent Rights will be made by, and from the funds set aside prior to the Effective Time by, the Company.

2.13	Announcement and Shareholder Communications

The Parent and the Company shall jointly publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties, the text and timing of the announcement to be approved by each Party in advance, acting reasonably. The Parent and the Company agree to co-operate in the preparation of presentations, if any, to the Company Shareholders or the Parent Stockholders regarding the transactions contemplated by this Agreement, and neither the Parent nor the Company (except as permitted by Article 7) shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other applicable Party (which consent shall not be unreasonably withheld or delayed) or (b) make any filing with any Governmental Entity with respect thereto without prior consultation with the other applicable Party; provided, however, that each Party shall be permitted to make any disclosure or filing required under applicable Laws and the applicable Party making such disclosure shall use its commercially reasonable efforts to give prior oral or written notice to the other applicable Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not reasonably practicable, to give such notice immediately following the making of such disclosure or filing. To the extent reasonably practicable and permitted by Law, the Parent and the Company, as applicable, shall provide prior notice to the other applicable Party of any material public disclosure that it proposes to make regarding its business or operations, together with a draft copy of such disclosure. The receiving Party and its legal counsel shall be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly or filed with any Governmental Entity and, if such prior notice is not possible, shall be given such notice immediately following the making of such disclosure or filing. Reasonable consideration shall be given to any comments made by the receiving Party and its counsel pursuant to this Section 2.13. Notwithstanding the foregoing, the provisions of this Section 2.13 related to the approval or contents of filings with Governmental Entities will not apply with respect to filings in connection with the Regulatory Approvals, the Company Circular, the Parent Proxy Statement, the Interim Order or the Final Order which are governed by other sections of this Agreement. The restrictions set forth in this Section 2.13 shall not apply to any release or public statement in connection with any dispute regarding this Agreement or the transactions contemplated hereby.

2.14	Withholding Taxes

The Parent, the Company, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement and under this Agreement including amounts distributed to any former Company Shareholder or former holders of Company Incentive Awards, such amounts as the Parent, the Company, the Depositary and their respective Subsidiaries, or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code, or any provision of local, state, federal, provincial or foreign Law, in each case, as amended, or under the administrative practice of the relevant Governmental Entity administering such Law, and to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid. In any case where the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable, the Parent, the Company, the Depositary, their respective Subsidiaries, and any Person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of such portion of the consideration as is necessary in order to fully fund such liability, and such Person shall remit any unapplied balance of the net proceeds of such sale to the holder.

2.15	Intended U.S. Tax Treatment

The Arrangement is intended to qualify as two independent reorganizations within the meaning of Section 368(a) of the U.S. Tax Code, and this Agreement and the Plan of Arrangement shall constitute a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code (the “Intended U.S. Tax Treatment”). Each party hereto shall file all Tax Returns consistent with the Intended U.S. Tax Treatment, unless otherwise required by applicable Law. Following the Effective Date, Parent will prepare and file in accordance with Treasury Regulations (including by posting a copy on the investor relations section of its website) an IRS Form 8937 with respect to the Arrangement. Each party hereto shall act in a manner that is consistent with the Intended U.S. Tax Treatment, and, except as provided by this Agreement or by applicable Law, shall not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a).

2.16	List of Shareholders
(a)	At the reasonable request of the Parent from time to time, the Company shall provide the Parent with a list (in both written and electronic form) of the registered Company Shareholders, together with their addresses and respective holdings of Company Shares, a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including holders of Company Options, Company RSUs, Company PSUs and Company DSUs), a list of non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares (provided such list may only be used in the manner prescribed in section 7.1 of NI 54-101). The Company shall from time to time furnish, and shall require that its registrar and transfer agent furnish, the Parent with such additional information, including updated or additional lists of the Company Shareholders, the holdings of such Company Shareholders, holders of Company Options, Company RSUs, Company PSUs, Company DSUs and other assistance as the Parent may reasonably request.
(b)	At the reasonable request of the Company from time to time, the Parent shall provide the Company with a list (in both written and electronic form) of the registered Parent Stockholders, together with their addresses and respective holdings of Parent Shares, and a list of the names and addresses and holdings of all Persons having rights issued by the Parent to acquire Parent Shares. The Parent shall from time to time furnish, and shall require that its registrar and transfer agent furnish, the Company with such additional information, including updated or additional lists of the Parent Stockholders, the holdings of such Parent Stockholders and other assistance as the Company may reasonably request.
2.17	Governance

The Parent covenants with the Company that it will take all actions necessary to provide that, as of the Effective Time, two of the members of the Company Board shall be members of the Parent Board (the “Company Director Nominees”) and at the next annual general meeting of the Parent held to consider the election of directors that occurs following the Effective Date, the Company Director Nominees shall be nominated by the Parent for election as a director of the Parent, provided that (i) the Company Director Nominees meet any applicable qualification requirements to serve as directors under applicable Laws, and (ii) the Company Director Nominees have delivered to the Parent a consent to act as a director of the Parent.

2.18	Appraisal Rights

In accordance with the DGCL, no appraisal rights shall be available to Parent Stockholders with respect to the Arrangement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Representations and Warranties

Except as disclosed in (x) the forms, documents and reports filed or furnished by the Company on SEDAR+ (including all exhibits, supplements and schedules thereto and information incorporated by reference) and publicly available since January 1, 2022 and prior to the date hereof (but excluding any disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein in each case to the extent they are predictive or forward-looking in nature), or (y) the Company Disclosure Letter (which disclosures shall apply against any representations and warranties to which it is reasonably apparent it should relate), the Company hereby represents and warrants to the Parent and the Parent Canadian Sub as follows, and acknowledges that the Parent and the Parent Canadian Sub are relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. The Company and each of its Subsidiaries is duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation, and has the requisite power and authority to own its assets and conduct its business as now owned and conducted. The Company and each of its Subsidiaries is duly qualified to carry on business and has authority to own, lease and operate properties, assets and carry on business as presently conducted, and is in good standing in each jurisdiction where such qualification is applicable and in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect . True and complete copies of the constating documents of the Company and each of its Subsidiaries have been delivered or made available to the Parent, and no action has been taken to amend or supersede such documents.
(b)	Authority Relative to this Agreement. The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations under this Agreement have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement, other than the Interim Order, the Final Order, approval of the Company Circular by the Company Board and the Company Securityholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable by the Parent and the Parent Canadian Sub against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting creditors’ rights generally, and subject to the qualification that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict; Required Filings and Consent.
(i)	The execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):
(A)	violate, conflict with or result in a breach of:
(1)	the constating documents of the Company or those of any of its Subsidiaries;
(2)	except as disclosed in Schedule 3.1(c)(i) of the Company Disclosure Letter, any Company Material Contract or Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have a Company Material Adverse Effect; or
(3)	any Law to which the Company or its Subsidiaries is subject or by which the Company or its Subsidiaries is bound, subject to receipt of the Regulatory Approvals and except as would not, individually or in the aggregate, have a Company Material Adverse Effect;
(B)	except as disclosed in Schedule 3.1(c)(i) of the Company Disclosure Letter, give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled, under any Contract or Authorization to which the Company or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have a Company Material Adverse Effect; or
(C)	give rise to any pre-emptive rights, including rights of first refusal or rights of first offer, or trigger any change in control provisions or any restriction or limitation under any Contract or Authorization, or result in the imposition of any Lien (other than a Company Permitted Lien) upon any of the Company’s assets or the assets of any of its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(ii)	Other than the Regulatory Approvals, the rules and policies of the TSX and the NYSE American, as applicable, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of the Company or any of its Subsidiaries in order for the Company to proceed with the execution and delivery of this Agreement and the consummation of the Arrangement and the other transactions contemplated by this Agreement, except as would not, individually or in the aggregate, not prevent or materially delay the consummation of the Arrangement.
(d)	Subsidiaries.
(i)	The Company does not have Subsidiaries or hold, directly or indirectly, any interests in any Person, including any equity interests, other than those listed in Schedule 3.1(d)(i) of the Company Disclosure Letter. Other than for the Regulatory Approvals, none of the Company’s Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s shares, or from repaying to the Company any loans or advances made thereto.
(ii)	The following information with respect to each of the Company’s Subsidiaries is accurately set out in Schedule 3.1(d)(ii) of the Company Disclosure Letter: (A) its name; (B) the Company’s percentage equity ownership of it and if applicable, any other shareholder’s ownership of it; (C) capital stock; (D) its board of directors and any other officer; (E) its valid powers of attorney; and (F) its jurisdiction of incorporation, organization or formation.
(iii)	Except as disclosed in Schedule 3.1(d)(iii) of the Company Disclosure Letter, the Company beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) to acquire any issued or unissued securities or other ownership interests in any of the Company’s Subsidiaries.
(iv)	All of the issued and outstanding shares or other equity securities in the capital of each of the Company’s Subsidiaries are: (A) validly issued, fully-paid and, where the concept exists, non-assessable (and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights) and all such shares or other equity interests are owned free and clear of all Liens (other than Company Permitted Liens); and (B) free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares or other equity interests.

(e)	Compliance with Laws and Constating Documents.
(i)	The Company and each of its Subsidiaries is and, since January 1, 2022, has been, in compliance, in all material respects, with all applicable Laws in each jurisdiction in which it conducts business and, to the knowledge of the Company, neither the Company nor any of its Subsidiaries is under investigation with respect to any material violation of applicable Laws from any Governmental Entity, or has received any notice that any material violation of any Law is being or may be alleged from any Governmental Entity.
(ii)	As of the date hereof, none of the Company or its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of its articles or by-laws or equivalent organizational documents, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.
(f)	Company Authorizations.
(i)	The Company and its Subsidiaries have obtained, and are in compliance in all material respects with, all Authorizations required by Law (including Environmental Law) that are necessary to conduct their business as now being conducted, and such Authorizations are in full force and effect in accordance with their terms. True copies of all such material Authorizations have been made available to the Parent.
(ii)	The Company and its Subsidiaries have fully complied with and are in compliance with all such Authorizations, except, in each case, for such noncompliance which, individually or in the aggregate, would not have a Company Material Adverse Effect.
(iii)	No action, investigation or proceeding is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries in respect of or regarding any such Authorization that would reasonably be expected to result in a suspension, loss or revocation of any such Authorization, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, have a Company Material Adverse Effect. 3.1(f) of the Company Disclosure Letter lists the Authorizations that are material to the operations of the Company and its Subsidiaries, taken as a whole.
(g)	Capitalization and Listing.
(i)	The authorized share capital of the Company consists of an unlimited number of Company Shares without par value and an unlimited number of preferred shares without par value. As at the close of business on September 30, 2024, there were: (A) 148,656,601 Company Shares validly issued and outstanding as fully-paid and non-assessable shares of the Company; (B) 2,897,503 outstanding Company Options providing for the issuance of up to 2,897,503 Company Shares upon the exercise thereof; (C) 498,215 outstanding Company RSUs providing for the issuance of up to 498,215 Company Shares upon the settlement thereof; (D) 188,150 outstanding Company PSUs providing for the issuance of 188,150 Company Shares upon the settlement thereof (assuming a 100% multiplier), and which are subject to a multiplier from 0% to 200% depending upon the achievement level of certain performance targets; (E) 346,800 outstanding Company DSUs; and (F) no outstanding preferred shares. Except for the Company Options, Company RSUs, Company PSUs and Company DSUs referred to in this Section 3.1(g)(i) and as set forth in Schedule 3.1(g)(i) of the Company Disclosure Letter, (1) there are no other options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of the Company or any of its Subsidiaries requiring any of them to issue or sell any shares or other securities of the Company or of any of its Subsidiaries, or any securities or obligations convertible into, exchangeable or exercisable for, or otherwise carrying or evidencing the right or obligation to acquire, any securities of the Company (including Company Shares) or any Subsidiary of the Company, and (2) no Person is entitled to any pre-emptive or other similar right granted by the Company or any of its Subsidiaries. All Company Shares issuable upon the exercise of outstanding Company Options, Company RSUs, and Company PSUs will, when issued in accordance with the terms of their respective plans, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights.

(ii)	Schedule 3.1(g)(ii) of the Company Disclosure Letter sets forth, as of the date hereof, (A) the names and holdings of each Person who holds outstanding Company Options, Company RSUs, Company PSUs and Company DSUs, and (B) the exercise price of each Company Option.
(iii)	There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or any shares of any of its Subsidiaries, or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any Company Shares.
(iv)	All outstanding securities of the Company have been issued in material compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.
(v)	There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its Subsidiaries, or any other agreements, arrangements, instruments or commitments of any kind giving any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with the holders of the Company Shares on any matters, except Company Options, Company RSUs and Company PSUs.

(h)	Shareholder and Similar Agreements. Neither the Company nor any of its Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement relating to the ownership or voting of any issued and outstanding Company Shares or the shares of any of the Company’s Subsidiaries.
(i)	Reporting Issuer Status.
(i)	The Company is a reporting issuer not on the list of reporting issuers in default (or the equivalent) under applicable Securities Laws in each of the provinces of Canada, other than Quebec, and is in material compliance with all Securities Laws applicable therein.
(ii)	The Company has not taken any action to cease to be a reporting issuer in any province of Canada, nor has the Company received notification from the British Columbia Securities Commission, as principal regulator, or any other applicable securities commissions or securities regulatory authority of a province of Canada seeking to revoke the Company’s reporting issuer status. No delisting of, suspension of trading in, or cease trade order with respect to, any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Canadian Securities Authority has occurred, is in effect or ongoing or, to the knowledge of the Company, has been threatened in writing with respect to the foregoing.
(j)	Reports. Since January 1, 2022, the Company has filed with all applicable Governmental Entities the Company Public Documents that the Company is required to file in accordance with applicable Securities Laws. The Company Public Documents as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws. Any amendments to the Company Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. The Company has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.
(k)	Stock Exchange Matters.
(i)	The Company Shares are listed on the TSX and the NYSE American and are not listed or quoted on any market other than the TSX and the NYSE American.
(ii)	The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and the NYSE American. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Company Shares on or from the TSX or the NYSE American.

(l)	Financial Statements.
(i)	The audited consolidated financial statements for the Company and its Subsidiaries as at and for the fiscal years ended December 31, 2023 and 2022, including the notes thereto, the reports by the Company’s auditors thereon and related management’s discussion and analysis, have been, and all financial statements of the Company which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date will be, (A) prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws, and (B) present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of the Company and its Subsidiaries as of the respective dates thereof and for the periods indicated therein, and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There have been no material changes to the Company’s accounting policies, except as described in the Company Public Documents, since December 31, 2023.
(ii)	The Company has: (A) designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer, its Interim Chief Financial Officer and its Vice President, Governance, Risk and Sustainability, to provide reasonable assurance that material information relating to the Company and its Subsidiaries is made known to the Chief Executive Officer and the Interim Chief Financial Officer of the Company by others, particularly during the periods in which annual or interim filings are being prepared; and (B) designed such internal controls over financial reporting, or caused them to be designed under such Chief Executive Officer’s and Interim Chief Financial Officer’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
(iii)	The Company has established “disclosure controls and procedures” and “internal control over financial reporting” (each as defined in NI 52-109) to the extent required by NI 52-109 and Securities Laws, and, as of the date hereof, the Company does not have knowledge, and has not been advised by its auditors, of any “material weakness” (as defined in NI 52-109), in each case, except as disclosed in the Company Public Documents.
(iv)	Since January 1, 2023, neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any Representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation or claim, whether written or oral, regarding the accounting or auditing practices or internal auditing controls of the Company or any of its Subsidiaries, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.

(m)	Auditors. There is not now, and there has never been, any reportable event (as defined in NI 51-102) with respect to the present or any former auditor of the Company.
(n)	No Undisclosed Liabilities. The Company and its Subsidiaries, on a consolidated basis, have no material outstanding liabilities or obligations of any nature, whether or not accrued, contingent, unasserted or absolute, except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of the Company as of December 31, 2023 or disclosed in the notes thereto; (ii) liabilities and obligations that are disclosed in the Company Public Documents; (iii) liabilities and obligations incurred in the ordinary course; or (iv) liabilities and obligations incurred in connection with the Arrangement and this Agreement (including transaction related expenses).
(o)	Interest in Properties and Mineral Rights.
(i)	Schedule 3.1(o)(i) of the Company Disclosure Letter discloses, as of the date of this Agreement: (A) all material real property owned by the Company and its Subsidiaries (“Company Owned Real Property”); (B) all material real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement) by the Company or its Subsidiaries, in each case, in connection with the operation of the business of the Company and its Subsidiaries as it is now being conducted (“Company Leased Real Property” and together with the Company Owned Real Property, the “Company Property”); and (C) all Mineral Rights, concessions, leases or claims of the Company and its Subsidiaries that are material to operation to their business as currently conducted (collectively, with the Company Property, the “Company Mineral Interests”).
(ii)	The Company or one of its Subsidiaries is the sole holder of record of, and is the sole registered or beneficial owner of, and has valid title to the Company Mineral Interests, free and clear of all Liens (except Company Permitted Liens). The Company or a Subsidiary enjoys peaceful and undisturbed possession of the Company Leased Real Property under Contracts pursuant to which the Company or a Subsidiary holds its interest in the Company Leased Real Property. Neither the Company nor any of its Subsidiaries is in violation of any material covenants, or not in compliance with any material condition or restriction under any leasehold contracts.
(iii)	All of the mineral concessions comprising Company Mineral Interests have been properly located and are recorded or in the process of being recorded in compliance with applicable Law in all material respects and are comprised of valid and subsisting mineral claims.
(iv)	The Company Mineral Interests are in good standing under applicable Law and, to the knowledge of the Company, all work required to be performed and filed in respect thereof has been performed and filed in all material respects, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred in all material respects, and all material filings in respect thereof have been made. To the knowledge of the Company, the Company or a Subsidiary of the Company has a public or private right of access to all Company Mineral Interests.

(v)	Except as set out in Schedule 3.1(o)(v) of the Company Disclosure Letter, no Person other than the Company and its Subsidiaries has any material interest in the Company Mineral Interests or the production or profits therefrom or any royalty or streaming or similar interest in respect thereof or any right to acquire any such interest from the Company or any of its Subsidiaries.
(vi)	There are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would materially affect the Company’s or a Subsidiary’s interest in the Company Mineral Interests.
(vii)	There are no material restrictions on the ability of the Company and its Subsidiaries to (A) use or exploit the Company Mineral Interests in the manner currently used or exploited, or (B) transfer the Company Mineral Interests (other than as disclosed in Schedule 3.1(o)(vii) of the Company Disclosure Letter), except, in each case, any restrictions imposed by Law or the terms of the Company Mineral Interests.
(viii)	Neither the Company nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Entity or any Person of any revocation, expropriation, or challenge to ownership, adverse claim or intention to revoke, expropriate or challenge the interest of the Company or its Subsidiaries in any of the Company Mineral Interests and, to the knowledge of the Company, there is no intention or proposal to give such notice. There are no material disputes regarding boundaries, easements, covenants or other matters relating to any of the Company Mineral Interests.
(ix)	The Company and its Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land by the Company and its Subsidiaries, and mineral interests that are required as at the date of this Agreement to conduct its current operations.
(x)	All mines and mineral properties formerly owned by the Company or any of its Subsidiaries which were abandoned by the Company or any of its Subsidiaries were abandoned in all material respects in accordance with good mining industry practice and standards and in compliance with applicable Laws. The Company Public Documents accurately disclose, in all material respects, all material remediation and reclamation obligations known to the Company as of the applicable dates set forth in such Company Public Documents.
(xi)	With respect to the Company Mineral Interests, true and correct copies of all material title documents and any amendments thereto in the possession or control of the Company or its Subsidiaries have been made available to the Parent as of the date of this Agreement.

(xii)	The Company has provided the Parent with access to full and complete copies of all material exploration information and data within its possession or control including, without limitation, all material geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all of its technical reports, feasibility studies and other similar reports and studies concerning the Company Mineral Interests and the Company or one of its Subsidiaries has the sole right, title and ownership of all such information, data, reports and studies.
(xiii)	The execution, delivery and performance of this Agreement by the Company will not violate, conflict with or result in a violation or breach of any provision of, or require a consent, approval or notice under or constitute a default under or result in a right of termination under or with respect to any Company Property or Mineral Right.
(xiv)	All activities conducted on the Company Mineral Interests by the Company or its Subsidiaries or, to the knowledge of the Company, by any other Person appointed by the Company, have been carried out in all material respects in accordance with good mining industry practice and standards and in compliance with all applicable Laws, and neither the Company, nor, to the knowledge of the Company, any other Person, has received any notice of any material breach of any such applicable Laws.
(xv)	There have been no incidents of material non-compliance with safety legislation in connection with operations or activities at the Company’s or any of its Subsidiaries’ mine sites in the 18 months preceding the date of this Agreement.
(xvi)	Neither the Company, nor any of its Subsidiaries, nor any Person owned or controlled by the Company or any of the Company’s Subsidiaries, nor to the knowledge of the Company, any Person which owns or controls the Company or any of its Subsidiaries, has been notified by any Governmental Entity, that the Company or any of its Subsidiaries is: (A) ineligible to receive any mining permit (including any surface mining permit); or (B) under investigation to determine whether their eligibility to receive such permits should be revoked.
(p)	Mineral Reserves and Resources. The estimates of mineral resources and mineral reserves for mineral properties for the Company or its Subsidiaries, as set forth in the Company Public Documents, were prepared, in all material respects, in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices and disclosed, in all material respects, in accordance with applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material with respect to such properties, from the amounts most recently set forth in the Company Public

Documents, with the exception of depletion in the ordinary course. The information provided by the Company and its Subsidiaries to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was accurate and complete in all material respects as of the time such information was provided.

(q)	Scientific and Technical Information. The Las Chispas Operation is the only property material to the Company for the purpose of NI 43-101. The technical report prepared for the Company entitled “Las Chispas Operation Technical Report” with an effective date of July 19, 2023 and a report date of September 5, 2023 (the “Company Technical Report”) complied in all material respects with the requirements of NI 43-101 at the time of filing thereof. The Company made available to the authors of the Company Technical Report, prior to issuance thereof, for the purpose of preparing such reports, all information requested by them and none of such information contained any Misrepresentation as of the time such information was provided. The Company is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no material change of which the Company is aware that would materially disaffirm or materially change any aspect of the Company Technical Report or that would require the filing of a new technical report under NI 43-101.
(r)	Personal Property. The Company and its Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, all personal property that is, individually or in the aggregate, material to the operation of the Company’s business as currently conducted, free and clear of any Liens (other than Company Permitted Liens).
(s)	Employment Matters.
(i)	Schedule 3.1(s)(i) of the Company Disclosure Letter sets forth a complete list of each management level Company Employee as at the date hereof, together with each such Company Employee’s (i) position or function, (ii) work location, (iii) date of hire, (iv) annual base salary or hourly rate of pay, (v) any employment benefits of over $15,000 per Company Employee, and incentive or bonus arrangement, (vi) bonus paid for the most recently completed year, (vii) accrued vacation time, (viii) monthly salary, (viii) status as active or inactive (and where inactive, the reason for such leave and expected date of return, if known), and (ix) type of contract (e.g., for a definite term, for an indefinite term, for initial training, etc.). The Company has provided a complete list of each Company Employee as at the date hereof setting forth each Company Employee’s (i) position or function, (ii) work location, (iii) date of hire, (iv) annual base salary or hourly rate of pay, (v) any incentive or bonus arrangement, (vi) bonus paid for the most recently completed year, (vii) accrued vacation time, and (viii) status as active or inactive (and where inactive, the reason for such leave and expected date of return, if known).
(ii)	Except as disclosed in Schedule 3.1(s)(i) of the Company Disclosure Letter, the Company and each of its Subsidiaries have made available to the Parent the form(s) of the Contracts executed by each management level Company

Employee and the Contracts of all Company Employees are substantially in the form(s) of the Contracts made available to the Parent, and no Company Employee Contract materially deviates therefrom. Except as disclosed in Schedule 3.1(s)(ii) of the Company Disclosure Letter, no Company Employee has any agreement as to length of notice or severance payment required to terminate his or her employment in excess of the statutory minimum notice of termination (or payment in lieu of notice), and severance payment (if applicable) required pursuant to applicable employment standards legislation (other than such as results by Law for any employee without an agreement as to notice of termination or severance).

(iii)	Other than as disclosed in Schedule 3.1(s)(iii) of the Company Disclosure Letter or as provided for or permitted by this Agreement or the Plan of Arrangement, neither the Company nor any of its Subsidiaries has entered into any written or oral agreement providing for employment, severance, retention, bonus, golden parachute, change of control, or termination payments or entitlements to any current or former Company Employee in connection with the termination of their position or their employment with the Company or any of its Subsidiaries, in connection with the consummation of the Arrangement, or as a result of a change in control of the Company.
(iv)	Other than as disclosed in Schedule 3.1(s)(iv)of the Company Disclosure Letter, as at the date hereof, neither the Company nor any of its Subsidiaries (A) is a party to any collective bargaining agreement, or (B) is subject to any application for certification or, to the knowledge of the Company, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of the Company, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting the Company or any of its Subsidiaries. As at the date hereof, there are no employee associations, voluntary recognized or certified unions authorized to represent any of the employees of the Company or any of its Subsidiaries.
(v)	All amounts due or accrued for all salary, wages, bonuses, commissions, vacation pay, sick days and benefits under the Company Benefit Plans have either been paid or are accurately reflected in the books and records of the Company and its Subsidiaries. All liabilities in respect of the Company Employees have or shall have been paid or accrued to the Effective Date, including premium contributions, remittances and assessments for employment insurance, employer health tax, Canada Pension Plan, income tax, workers’ compensation and any other employment-related legislation.
(vi)	The Company and its Subsidiaries are in material compliance with all material terms and conditions of employment (including the terms of any applicable collective bargaining agreement) and applicable Laws relating to employment or termination of employment, including pay equity, employees’ profit sharing (participación de los trabajadores en las utilidades) obligations, subcontracting regime (régimen de subcontratación) in terms of the Mexican Federal Labor Law (Ley Federal del Trabajo), assignment of employees and personnel provision services, wages, hours of work, overtime, vacation, human rights, employer health tax, workers compensation and occupational health and safety.

(vii)	There are no material employment-related claims, complaints, investigations or orders under applicable Laws respecting employment now pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries by or before any Governmental Entity as of the date of this Agreement.
(viii)	Each of the Company and its Subsidiaries has properly characterized retained individuals as either employees or independent contractors for the purposes of Taxes and other applicable Laws, and none of them has received any notice from any Governmental Entity disputing such classification.
(ix)	Each and every Company Employee has all the necessary permits under applicable Laws to lawfully work in the country of their employment, including without limitation any working visa that may be required. Each of the Company and its Subsidiaries has the necessary permits to employ each and every Company Employee in terms of applicable Laws, including without limitation any migratory permit to hire foreign employees, as applicable.
(x)	The individual employment agreements entered into by the Company and its Subsidiaries with the Company Employees respect and have respected the statutory grounds and requirements.
(xi)	Other than as disclosed in Schedule 3.1(s)(xi) of the Company Disclosure Letter or as provided for or permitted by this Agreement or the Plan of Arrangement, other than in the ordinary course of business (including annual cost-of-living salary increases), (i) since December 31, 2023, the Company and its Subsidiaries have not granted or promised any Company Employee any extraordinary or special increases in compensation or benefits, or any payment of any bonus, or deferred compensation or similar arrangement, and (ii) no Company Employee is entitled to any increase in compensation or bonus or other increase in benefits after, or as a result of, the transactions contemplated by this Agreement.
(xii)	No Company Employee has given written notice to the Company and/or its Subsidiaries of an intention to terminate employment and, no such Company Employee intends to terminate employment. To the knowledge of the Company, the termination of all past Company Employees have been implemented in accordance with applicable Laws and to the knowledge of the Company, the departure, either by resignation or termination, of all past Company Employees have been duly documented pursuant to applicable Laws.

(xiii)	To the knowledge of the Company, no Company Employee has been terminated for cause as provided by the Ley Federal del Trabajo.
(t)	Absence of Certain Changes or Events. Except as disclosed in the Company Public Documents, since December 31, 2023:
(i)	the Company and its Subsidiaries have conducted their respective businesses in the ordinary course in all material respects and have not taken any steps to take any actions which, if taken after the date hereof, would require the Parent’s consent pursuant to Section 5.1 of this Agreement;
(ii)	there has not been any damage, destruction or other casualty loss with respect to any asset owned, leased or otherwise used by the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, whether or not covered by insurance (other than in the ordinary course or regular wear and tear);
(iii)	there has not been any acquisition or disposition (including any reconveyance) by the Company or any of its Subsidiaries of any property or asset that would be material to the Company and its Subsidiaries, taken as a whole, other than the Arrangement or as expressly permitted by this Agreement;
(iv)	there has not been any material write down by the Company of the value of any of the material assets of the Company and its Subsidiaries, taken as a whole; and
(v)	through to the date of this Agreement, there has not been any change, effect, event, occurrence or state of facts or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(u)	Litigation. Except as disclosed in Schedule 3.1(u) of the Company Disclosure Letter, there are no claims, actions, suits, demands, arbitrations, charges, indictments, orders, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, the business of the Company or any of its Subsidiaries, or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or would reasonably be expected to have, a Company Material Adverse Effect or would significantly impede the ability of the Company to consummate the Arrangement. To the knowledge of the Company, there are no events or circumstances which would reasonably be expected to give rise to or serve as a basis for the commencement of any such claim, action, suit, demand, arbitration, charge, indictment, order, hearing or other civil, criminal, administrative or investigative proceeding, or other investigation or examination. There are no outstanding orders, judgments, injunctions, or decrees against the Company or its Subsidiaries that materially and adversely impact the business, property or assets of the Company and its Subsidiaries. Each of the Company and its Subsidiaries does not intend to initiate any suits, actions, claims or arbitrations.

(v)	Intellectual Property. Schedule 3.1(v) of the Company Disclosure Letter sets forth a complete list of all registered and unregistered Company and its Subsidiaries Intellectual Property. The Company and its Subsidiaries have sufficient rights to use or otherwise exploit the Intellectual Property necessary to carry on the business now operated by them and (i) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the rights of the Company and its subsidiaries in or to any Intellectual Property which is used for the conduct of the business of the Company and its Subsidiaries as currently carried on, and as set out in the Company Public Documents, and (ii) to the knowledge of the Company, the conduct of the business as currently carried on as set forth in the Company Public Documents, including the use of Intellectual Property, does not infringe upon the Intellectual Property of any Person in any material respect. To the knowledge of the Company, no Person is currently infringing upon, misappropriating or otherwise violating any of the Intellectual Property owned by the Company or its Subsidiaries in any material respect.
(w)	Indigenous Claims. There are no material claims or actions with respect to Indigenous rights currently outstanding or, to the knowledge of the Company, threatened or pending, with respect to the Company Property. There are no material land entitlement claims having been asserted or any legal actions relating to Indigenous rights having been instituted with respect to the Company Property, and no dispute in respect of the Company Property with any Indigenous group exists or, to the knowledge of the Company, is threatened or imminent which, if adversely determined, would have, or would reasonably be expected to have, a Company Material Adverse Effect. The Company Properties that were ejidos or communal property, as applicable, were disincorporated from the ejido regime and passed to the private property regime through the adoption of full ownership duly approved by the relevant assembly of ejidatarios, in which the requirements and formalities established by the applicable agrarian laws were fully complied with (the “Acts of Adoption of Full Ownership”). The relevant Acts of Adoption of Full Ownership were duly notarized before a notary public and registered before the National Agrarian Registry (Registro Agrario Nacional) and the corresponding Public Registry of Property. (Registro Público de Propiedad). Except as disclosed in Schedule 3.1(w) of the Company Disclosure Letter, no Company Property is a national, ejidal or communal land and does not adjoin ejidal or communal land and no Company Property is encroaching on any private, ejidal or communal property in respect of which any third party, ejido or community may be the owner under any title of ownership or resolution of endowment and/or restitution of land whatsoever.
(x)	Community Relations. To the knowledge of the Company, no authorized representative of any community in the vicinity (including any ejido) of any of the Company Properties has communicated in writing to the Company or any of its Subsidiaries: (i) a requirement that the consent of such community be obtained as a condition to continued operation of any such Company Property, (ii) any violation related to agrarian, ejido or communal restrictions, including proceedings related to ejido donations or endowments or extensions or requests for ejido or agrarian appropriations or pre-emptive rights or similar rights in agrarian matters on any of the Company Properties, or (iii) a material increase in the compensation payments payable by the Company or any of its Subsidiaries under any community development or social framework or similar agreements as a condition to the continued operation of such Company Properties, other than such communications in the ordinary course.

(y)	No Expropriation. No property or asset of the Company or its Subsidiaries (including any Company Mineral Interests) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.
(z)	Taxes.
(i)	Each of the Company and its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are true, complete and correct in all material respects.
(ii)	No Tax Return of the Company or any of its Subsidiaries is under audit by any Governmental Entity, and no written or oral notice of such an audit has been received by the Company. The Company is not a party to, or otherwise subject to, a proceeding in which Taxes are being contested.
(iii)	Each of the Company and its Subsidiaries has paid on a timely basis all material Taxes which are due and payable by it on or before the date hereof (including instalments) and has provided accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course.
(iv)	No material deficiencies, litigation, audits, claims, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company, nor any of its Subsidiaries, is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective assets.
(v)	No claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company, or any of its Subsidiaries, is or may be subject to Tax by that jurisdiction or is or may be required to file a tax return in that jurisdiction.

(vi)	There are no Liens with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries (other than Company Permitted Liens).
(vii)	Each of the Company and its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity as required by Law. Each of the Company and its Subsidiaries has complied with all related information reporting, withholding and record retention requirements.
(viii)	There are no outstanding agreements, arrangements, elections, waivers or objections extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of Taxes due from the Company or any of its Subsidiaries, for any taxable period and no request for any such waiver or extension is currently pending.
(ix)	The Company and each of its Subsidiaries has made available to the Parent true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.
(x)	None of the Company or any of its Subsidiaries has, at any time, directly or indirectly transferred any property or supplied any services to, or acquired any property or services from, a Person with whom the Company or Subsidiary, as the case may be, was not dealing at arm’s length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has the Company or any of its Subsidiaries been deemed to have done so for purposes of the Tax Act.
(xi)	The Company and its Subsidiaries have complied in all material respects with the transfer pricing (including any contemporaneous documentation) provisions of each applicable Law, including for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law).
(xii)	There are no circumstances existing which could result in the material application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of its Subsidiaries. Except as in accordance with past practices, the Company and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if, as a result, any material amount could be included in the income of the Company or its Subsidiaries for any period ending after the Effective Date.
(xiii)	For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes (i) the Company is resident in, and is not a non-

resident of, Canada, and is a “taxable Canadian Corporation” and (ii) each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country and if resident in Canada and is a corporation, is a “taxable Canadian corporation”.

(xiv)	Neither the Company nor any Subsidiary of the Company is, or has been, a member of any affiliated, consolidated, combined or unitary Tax group, other than a group the common parent of which is the Company or any Subsidiary of the Company.
(xv)	Neither the Company nor any of its Subsidiaries is a party to, or is bound by or has any obligation under any material Tax Sharing Agreement.
(xvi)	Neither the Company nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Arrangement from qualifying for the Intended U.S. Tax Treatment, and the Company is not aware of any agreement, plan or other circumstance that would prevent the Arrangement from qualifying for the Intended U.S. Tax Treatment.
(xvii)	The Company and each of its Subsidiaries retains all material tax, accounting and Corporate Records required by applicable Law to support any tax or accounting position, filing or claim made by them with respect to Taxes.
(xviii)	The Company and each of its Subsidiaries has not incurred any material liability for Taxes arising from transactions outside the ordinary course of business consistent with past practices.
(xix)	The Company and each of its Subsidiaries will not be required, as a result of (i) a change in accounting method for a Tax period ending on or before the closing of the Arrangement, (ii) any closing agreement or (iii) any amounts received prior to the closing of the Arrangement, to include any material amount of additional taxable income for any Tax period beginning on or after the closing of the Arrangement. The Company and each of its Subsidiaries does not have an application pending with any Governmental Entity requesting permission for any change in accounting method that relates to its business.
(xx)	Neither the Company, each of its Subsidiaries or any third party provider who has issued CFDIs in favor of the Company or any of its Subsidiaries are mentioned in the list provided under Article 69 B of the Código Fiscal de la Federación.
(aa)	Books and Records.
(i)	The Corporate Records have been maintained in accordance with all applicable Laws, and the minute books of the Company and each of its Subsidiaries as made available to the Parent are complete and accurate in all material respects, except for minutes relating to the Arrangement or this Agreement.

(ii)	The financial books and records and accounts of the Company and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with IFRS; (B) are stated in reasonable detail and accurately and fairly reflect, in all material respects, the transactions and dispositions of assets of the Company and its Subsidiaries; and (C) accurately and fairly reflect, in all material respects, the basis for the Company’s consolidated financial statements.
(bb)	Insurance. As at the date hereof, the Company and its Subsidiaries have in place the insurance policies disclosed in Schedule 3.1(bb) of the Company Disclosure Letter specifying the insurer, amount and nature of coverage, and the date through which coverage will continue by virtue of premiums already paid. All insurance maintained by the Company or any of its Subsidiaries is in full force and effect and in good standing, and neither the Company nor its Subsidiaries are in default, whether as to payment of premium or otherwise. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has failed to make a claim thereunder on a timely basis, or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of the Company or its Subsidiaries or not to renew any policy of insurance on its expiry. The Company and its Subsidiaries maintain the insurance policies required by applicable Laws and any Company Material Contract, including all required insurance policies to operate their business as currently conducted.
(cc)	Non-Arm’s Length Transactions. Other than employment, indemnification or compensation agreements entered into in the ordinary course, there are no current Contracts or other transactions currently in place (including relating to indebtedness by or to the Company or its Subsidiaries) between the Company or its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) any holder of record or, to the knowledge of the Company, beneficial owner, of 10% or more of the voting securities of the Company, or (iii) to the knowledge of the Company, any affiliate or associate of any officer, director or beneficial owner, on the other hand.
(dd)	Benefit Plans.
(i)	Schedule 3.1(dd)(i) of the Company Disclosure Letter contains a true and complete list of all material Company Benefit Plans. Current and complete copies of all the Company Benefit Plans as amended as of the date hereof have been delivered or made available to the Parent together with copies of all material documents relating to the Company Benefit Plans.
(ii)	No Company Benefit Plan:
(A)	is a “registered pension plan”, a “retirement compensation arrangement”, a “deferred profit sharing plan”, or a “salary deferral arrangement”, as each such term is defined in the Tax Act;

(B)	is a “multi-employer plan” as such term is defined in subsection 8500(i) of the Regulations of Tax Act;
(C)	contains a “defined benefit provision” as defined in subsection 147.1(1) of the Tax Act;
(D)	provides for health and welfare benefits which are not fully-insured;
(E)	provides for retiree or post-termination benefits to Company Employees or former Company Employees or beneficiaries or dependents thereof (other than as required by applicable Laws); or
(F)	except as disclosed in Schedule 3.1(dd)(i) of the Company Disclosure Letter, provides benefits to independent contractors.
(iii)	Each Company Benefit Plan is, and has been, established, registered (if required), amended, funded, operated, communicated, administered and invested, in all material respects, in compliance with its terms and all Laws; all employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Company Benefit Plan, as of the date hereof, have been paid or remitted in a timely fashion in accordance with its terms and all Laws; and all obligations in respect of each Company Benefit Plan have been properly accrued and reflected in the Company’s financial statements.
(iv)	To the knowledge of the Company, there are no investigations by a Governmental Entity or material claims (other than routine claims for payment of benefits) pending involving any Company Benefit Plan, and to the knowledge of the Company there exists no state of facts which would reasonably be expected to give rise to such investigations or material claims (other than routine claims for payment of benefits).
(v)	There has been no amendment to, or announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Benefit Plan and no Company Benefit Plan contains provisions permitting retroactive increase or payments on termination which, in each case, would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.
(vi)	Except as disclosed in Schedule 3.1(dd)(vi) of the Company Disclosure Letter, neither the execution of this Agreement by the Company nor the consummation of the Arrangement pursuant to the Plan of Arrangement (whether alone or in conjunction with any subsequent events) would result in (A) any Company Employees receiving termination or severance pay or any increase in termination or severance pay upon any termination of employment after the date hereof, (B) acceleration of the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to any of the Company Benefit Plans, or (C) limiting or restricting the right of the Company or, after the consummation of the Arrangement, the Parent to merge, amend or terminate any of the Company Benefit Plans, other than those limits or restrictions pursuant to applicable Laws.

(vii)	There is no entity other than the Company or its Subsidiaries participating in any Company Benefit Plan.
(viii)	All data necessary to administer each Company Benefit Plan is in the possession of the Company or its Subsidiaries or its agents and is in a form which is sufficient for the proper administration of the Company Benefit Plan in accordance with its terms and, to the knowledge of the Company, such data is complete and correct in all material respects.
(ix)	Except as disclosed in Schedule 3.1(dd)(vi) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions provided herein (either alone or in conjunction with any other event (whether contingent or otherwise) entitle any current or former Company Employee, including any officer (administrador, directivo or gerente) or director (consejero) of the Company and/or its Subsidiaries to severance payment, unemployment compensation or any other similar termination payment by the Company and/or its Subsidiaries.
(ee)	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Company Material Adverse Effect:
(i)	since January 1, 2021, all facilities and operations of the Company and its Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;
(ii)	the Company and its Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Company Mineral Interests and to conduct their respective business as they are now being conducted, which are legal, valid, binding and in full force and effect, all of which appear in the name of the Company and/or its Subsidiaries;
(iii)	to the knowledge of the Company, no Environmental Liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of the Company and its Subsidiaries and, to the knowledge of the Company, there is no basis for any such Environmental Liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)	neither the Company nor any of its Subsidiaries is subject to or has received notice of any proceeding, application, order or directive from any Governmental Entity which relates to environmental matters and which may require any material work, repairs, construction or expenditures, and to the knowledge of the Company, there are no pending environmental claims;
(v)	to the knowledge of the Company, there are no changes in the status, terms or conditions of any Environmental Permits held by the Company or its Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Permits, or any review by, or approval of, any Governmental Entity of such Environmental Permits that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of the Company or its Subsidiaries following the Effective Date; and
(vi)	the Company and its Subsidiaries have made available to the Parent true, correct and complete copies of all material audits, studies, plans, assessments, investigation reports (including Phase I and Phase II environmental site assessments) and regulatory correspondence with respect to environmental matters in their possession or control.
(ff)	Company Material Contracts. Schedule 3.1(ff) of the Company Disclosure Letter lists all of the Company Material Contracts to which the Company and its Subsidiaries are parties and which are in full force and effect and are enforceable in accordance with their terms with respect to each of the Company and its Subsidiaries. The Company and each of its Subsidiaries has complied in all material respects with all the terms of the Company Material Contracts to which it is a party. Except as disclosed in Schedule 3.1(ff) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is in breach of, or default under, any Company Material Contract to which it is a party or bound, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to be, or result in, a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Company Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to be, or result in, a Company Material Adverse Effect. The Company has made available to the Parent true and complete copies of all of the Company Material Contracts. All Company Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Company (or a Subsidiary of the Company, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction). Neither the Company nor any of its Subsidiaries has received notice that any party to a Company Material Contract intends to cancel, terminate, materially modify or not renew such Company Material Contract.

(gg)	Standstill Agreements. Neither the Company nor any of its Subsidiaries has waived any Company Standstill Agreement to which the Company or any of its Subsidiaries is a Party, except to permit submissions of expressions of interest prior to the date of this Agreement.

(hh)	Whistleblower Reporting. No employee of the Company or any of its Subsidiaries, nor any legal counsel representing the Company or any of its Subsidiaries, has reported evidence of a material violation of any Securities Laws, breach of fiduciary duty or similar material violation by the Company or any of its Subsidiaries or their respective officers, directors, employees, agents or independent contractors to the Company’s management, or audit committee (or other committee designated for such purpose) of the Company Board.
(ii)	Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon the Company or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting or restricting any acquisition of property by the Company or any such Subsidiary or the conduct of business by the Company or any such Subsidiary as currently conducted (including following the transaction contemplated by this Agreement), other than the Company Credit Agreement and such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(jj)	Brokers. Except as set out in Schedule 3.1(jj) of the Company Disclosure Letter, none of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees on behalf of the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement. A true and complete copy of the engagement letter between the Company and each Company Financial Advisor has been made available to the Parent.
(kk)	Corrupt Practices Legislation.
(i)	None of the Company, its Subsidiaries and affiliates, nor, to the Company’s knowledge, any of their Representatives or other Persons acting on behalf of the Company or any its Subsidiaries has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of the Company or its Subsidiaries, anything of value, directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A)	influencing any action or decision of such person in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage in the course of business;
(B)	inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Company or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or
(C)	to assist the Company or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person.
(ii)	None of the Company and its Subsidiaries, nor, to the knowledge of the Company, any of their respective Representatives has, directly or indirectly, taken any action that is or would be otherwise inconsistent with or prohibited by or would cause the Company or one of its Subsidiaries to be in violation of the substantive prohibitions or requirements of the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), as amended, or any law of similar effect prohibiting corruption, bribery and money laundering in any jurisdiction in which it conducts its business and to which it is subject (collectively, “Company Applicable Anti-Corruption Law”) for the purposes of this Section 3.1(kk)(ii)). Neither the Company, nor its Subsidiaries, nor, to the knowledge of the Company, their respective Representatives, has violated any Company Applicable Anti-Corruption Law and, to the knowledge of the Company, no condition or circumstances exist that would form the basis of any such allegations.
(iii)	All contracts and arrangements between the Company or one of its Subsidiaries and any other Person are in compliance with Company Applicable Anti-Corruption Law. Since January 1, 2022, the Company and its Subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of Company Applicable Anti-Corruption Law.
(iv)	None of the Company or its Subsidiaries nor any of its directors, officers, employees, agents or representatives has (A) conducted or initiated any review, audit or internal investigation that concluded that the Company or one of its Subsidiaries or any of their respective directors, officers, employees, agents or representatives has materially violated any Company Applicable Anti-Corruption Law, or (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing Company Applicable Anti-Corruption Law, in each case with respect to any alleged act or omission arising under or relating to material non-compliance with any such Laws, or received any notice, request or citation from any person alleging material non-compliance with any such Laws.

(v)	The Company and its Subsidiaries have maintained systems of internal controls intended to ensure compliance by the foregoing and their respective directors, officers, employees, and agents, with Company Applicable Anti-Corruption Law.
(ll)	Sanctions.
(i)	Neither the Company, nor any of its Subsidiaries, nor any of their respective directors, officers or employees nor, to the knowledge of the Company, any agents or persons acting on any of their behalf: (A) is a Restricted Party; or (B) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.
(ii)	None of the Company, any of its Subsidiaries or any director, officer, employee or to the knowledge of the Company, agent of the Company or any of its Subsidiaries is a Person that is, or is owned or controlled by Persons that are: (A) the subject/target of any Sanctions, or (B) located, organized or resident in a country or territory that is the subject of Sanctions, including Russia, Crimea, Donetsk People’s Republic and the Luhansk People’s Republic of Ukraine, the Kherson and the Zaporizhzhia oblasts of Ukraine, Cuba, Iran, North Korea, and Syria.
(iii)	The Company, its Subsidiaries and their respective directors, officers and employees and, to the knowledge of the Company, the agents of the Company and its Subsidiaries are in compliance with all applicable Sanctions. The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with applicable Sanctions.
(iv)	The Company represents and covenants that neither the Company nor any of its Subsidiaries has knowingly engaged in, or is now knowingly engaged in, or will engage in, any dealings or transactions with any Person or in property that is owned, held or controlled by or on behalf of any Person, or in any country or territory, that at the time of the dealing or transaction is or was a Restricted Party or the subject of Sanctions, in violation of Sanctions.
(mm)	Modern Slavery
(i)	The Company and its Subsidiaries consistently act in compliance with the fundamental principles defined and protected by the Universal Declaration of Human Rights, by the fundamental principles of the International Labor Organization, and in particular with rules relating to the prohibition of forced labour, child labour and human trafficking in their operations and supply chains.

(ii)	The Company and its Subsidiaries are in compliance with the requirements of applicable Modern Slavery Laws.
(iii)	The Company and its Subsidiaries have policies and procedures in place reasonably designed to ensure compliance with applicable Modern Slavery Laws.
(nn)	Competition Act. The Company and its affiliates (as that term is defined in the Competition Act) do not have assets in Canada with an aggregate value of more than C$75 million or annual gross revenues from sales in, from or into Canada with an aggregate value of more than C$185 million, all as determined in accordance with the Competition Act.

(oo)	Bankruptcy. Neither the Company nor any of its Subsidiaries has commenced or contemplated any proceeding, or filed or contemplated the filing of any petition, in any court relating to the bankruptcy, concurso mercantil, reorganization, insolvency, dissolution, liquidation or relief from debtors of the Company or any of its Subsidiaries. There is no legal basis for the bankruptcy, insolvency, dissolution or liquidation of the Company or any of its Subsidiaries.
(pp)	Privacy and Security.
(i)	The Company and its Subsidiaries (A) are in material compliance with applicable Privacy Laws, and (B) have implemented and maintained measures designed to provide reasonable assurance that each of the Company and its Subsidiaries: (i) comply with applicable Privacy Laws; and (ii) will not collect, acquire, fail to secure, share, disclose, use, or otherwise process Personal Information in a manner inconsistent with applicable Privacy Laws, any notice to or consent from the provider of Personal Information, any Contract to which the each of the Company and its Subsidiaries is a party that is applicable to such Personal Information, or any privacy policy or privacy statement from time to time published or otherwise made available by the Company and its Subsidiaries to the Persons to whom the Personal Information relates.
(ii)	With respect to all Personal Information collected by the Company and its Subsidiaries, each of the Company and its Subsidiaries at all times has taken steps required and reasonably necessary to protect such Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse, including implementing and monitoring compliance with reasonable measures with respect to technological, organizational and physical security of such Personal Information. Each of the Company and its Subsidiaries has commercially reasonable safeguards in place designed to protect Personal Information in its possession or control from loss, unauthorized access, use or disclosure, including by its officers, employees, independent contractors and consultants. To the knowledge of the Company, there has been no unauthorized access to, use or disclosure of, or other misuse of any Personal Information in the custody or control of the Parent or its Subsidiaries.

(iii)	Neither the Company nor its Subsidiaries have received any notice of any claims, investigations or alleged violations of applicable Privacy Laws including with respect to Personal Information collected or possessed by or otherwise subject to the control of the Company and its Subsidiaries.
3.2	Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PARENT SUB

4.1	Representations and Warranties

Except as disclosed in (x) the forms, documents and reports filed or furnished by Parent on EDGAR and SEDAR+ (including all exhibits, supplements and schedules thereto and information incorporated by reference) and publicly available since January 1, 2022 and prior to the date hereof (but excluding any disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein in each case to the extent they are predictive or forward-looking in nature) or (y) the Parent Disclosure Letter (which disclosures shall apply against any representations and warranties to which it is reasonably apparent it should relate), the Parent and the Parent Canadian Sub jointly and severally hereby represent and warrant to the Company as follows, and acknowledge that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. The Parent, the Parent Canadian Sub and each of the Parent Material Subsidiaries is duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has the requisite power and authority to own its assets and conduct its business as now owned and conducted. The Parent and each of the Parent Material Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Parent Material Adverse Effect. True and complete copies of the constating documents of the Parent and each of the Parent Material Subsidiaries have been delivered or made available to the Company, and no action has been taken to amend or supersede such documents.
(b)	Authority Relative to this Agreement. Each of the Parent and the Parent Canadian Sub has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Parent and the Parent Canadian Sub and the performance by the Parent and the Parent Canadian Sub of their obligations under this Agreement have been duly authorized by the Parent Board and the Parent Canadian Sub Board and no other corporate proceedings on the part of the Parent or the Parent Canadian Sub or vote of any holders of any class of securities of the Parent are necessary to authorize this Agreement or consummate the Arrangement or other transactions contemplated hereby, other than the Parent Stockholder Approvals. This Agreement has been duly executed and delivered by the Parent and the Parent Canadian Sub and constitutes a valid and binding obligation of the Parent and the Parent Canadian Sub, enforceable by the Company against the Parent and the Parent Canadian Sub in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting creditors’ rights generally, and subject to the qualification that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict; Required Filings and Consent.
(i)	The execution and delivery by each of the Parent and the Parent Canadian Sub of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):
(A)	violate, conflict with or result in a breach of:
(1)	the constating documents of the Parent or those of any of its Subsidiaries;
(2)	any Parent Material Contract or Authorization to which the Parent or any of its Subsidiaries is a party or by which the Parent or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect; or
(3)	any Law to which the Parent or its Subsidiaries is subject or by which the Parent or its Subsidiaries is bound, subject to receipt of the Regulatory Approvals, and except as would not, individually or in the aggregate, have a Parent Material Adverse Effect;
(B)	give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Parent or any of its Subsidiaries is entitled, under any Contract or Authorization to which the Parent or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect; or
(C)	give rise to any pre-emptive rights including rights of first refusal or rights of first offer, or trigger any change in control provisions or any restriction or limitation under any Contract or Authorization, or result in the imposition of any Lien (other than a Parent Permitted Lien) upon any of the Parent’s assets or the assets of any of its Subsidiaries, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(ii)	Other than the Regulatory Approvals, the rules and policies of the TSX, the NYSE and the NYSE American, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of the Parent or any of its Subsidiaries in order for the Parent to proceed with the execution and delivery of this Agreement and the consummation of the Arrangement and the other transactions contemplated by this Agreement, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.
(d)	Subsidiaries.
(i)	As of the date of this Agreement, the Parent owns, directly or indirectly, all of the outstanding equity interests in the Parent Canadian Sub.
(ii)	No Parent Material Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Parent, from making any other distribution on such Subsidiary’s shares to the Parent, or from repaying to the Parent any loans or advances made thereto.
(iii)	The following information with respect to each Parent Material Subsidiary (other than the Canadian Parent Sub) is accurately set out in the Parent’s annual report (Form 10-K) for the year ended December 31, 2023 forming part of the Parent Public Documents: (A) its name; (B) the Parent’s percentage equity ownership of it; and (C) its jurisdiction of incorporation, organization or formation.
(iv)	The Parent beneficially owns, directly or indirectly, all of the issued and outstanding securities of each Parent Material Subsidiary and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) to acquire any issued or unissued securities or other ownership interests in any Parent Material Subsidiary.
(v)	All of the outstanding stock or other equity securities in the capital of each Parent Material Subsidiary are: (A) validly issued, fully-paid and, where the concept exists, non-assessable (and no such stock or other equity interests have been issued in violation of any pre-emptive or similar rights) and all such stock or other equity interests are owned free and clear of all Liens (other than Parent Permitted Liens); and (B) free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares or other equity interests.

(e)	Compliance with Laws and Constating Documents.
(i)	The Parent and each of its Subsidiaries is and, since January 1, 2022, has been, in compliance, in all material respects, with all applicable Laws in each jurisdiction in which it conducts business and, except as disclosed in Schedule 4.1(e)(i) of the Parent Disclosure Letter and to the knowledge of the Parent, neither the Parent nor any of its Subsidiaries is under investigation with respect to any material violation of applicable Laws from any Governmental Entity, or has received any notice that any material violation of any Law is being or may be alleged from any Governmental Entity.
(ii)	As of the date hereof, none of the Parent or its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of its articles or by-laws or equivalent organizational documents, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.
(f)	Parent Authorizations.
(i)	The Parent and its Subsidiaries have obtained, and are in compliance in all material respects with, all Authorizations required by Law (including Environmental Law) that are necessary to conduct their business as now being conducted, and such Authorizations are in full force and effect in accordance with their terms. True copies of all such material Authorizations have been made available to the Company.
(ii)	The Parent and its Subsidiaries have fully complied with and are in compliance with all such Authorizations, except, in each case, for such noncompliance which, individually or in the aggregate, would not have a Parent Material Adverse Effect.
(iii)	Except as disclosed in Schedule 4.1(f)(iii) of the Parent Disclosure Letter, no action, investigation or proceeding is pending or, to the knowledge of the Parent, threatened against the Parent or any of its Subsidiaries in respect of or regarding any such Authorization that would reasonably be expected to result in a suspension, loss or revocation of any such Authorization, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, have a Parent Material Adverse Effect.
(g)	Capitalization and Listing.
(i)	The authorized capital stock of the Parent consists of 600,000,000 Parent Shares. As at the close of business on September 30, 2024, there were: (A) 399,287,506 Parent Shares validly issued and outstanding as fully-paid and non-assessable shares of the Parent; (B) 108,474 restricted share units providing for the issuance of up to 108,474 Parent Shares upon the settlement thereof; (C) 4,641,512 outstanding performance share units providing for the issuance of up to 11,603,780 Parent Shares upon the settlement thereof; and (D) 29,130 outstanding options to acquire Parent Shares providing for the issuance of up to 29,130 Parent Shares upon the exercise thereof. Except for the securities referred to in this Section, (1) there are no other options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of the Parent or any of its Subsidiaries requiring any of them to issue or sell any shares or other securities of the Parent or of any of its Subsidiaries, or any securities or obligations convertible into, exchangeable or exercisable for, or otherwise carrying or evidencing the right or obligation to acquire any securities of the Parent (including Parent Shares) or any Subsidiary of the Parent, and (2) except as disclosed in the Parent Public Documents, no Person is entitled to any pre-emptive or other similar right granted by the Parent or any of its Subsidiaries.

(ii)	There are no outstanding contractual obligations of the Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Shares or any shares of any of its Subsidiaries, or qualify securities for public distribution in Canada or elsewhere, or with respect to the, voting or disposition of any securities of the Parent or any of its Subsidiaries. No Subsidiary of the Parent owns any Parent Shares.
(iii)	All outstanding securities of the Parent have been issued in material compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.
(iv)	There are no outstanding bonds, debentures or other evidences of indebtedness of the Parent or any of its Subsidiaries, or any other agreements, arrangements, instruments or commitments of any kind giving any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with the holders of the Parent Shares on any matters, except for the securities of the Parent referred to in Section 4.1(g)(i).
(v)	All Consideration Shares will be issued in compliance with all applicable Securities Laws and, when issued in accordance with the terms of the Arrangement, be duly authorized, validly issued, fully-paid and non-assessable Parent Shares, free and clear of all Liens (other than Liens created by the holders thereof on issuance).
(vi)	All Parent Replacement Options will be issued in compliance with all applicable Securities Laws and, when exercised in accordance with all applicable Law (including applicable Securities Laws), all the Parent Shares issued on such exercise shall be duly authorized, validly issued, fully-paid and non-assessable Parent Shares, free and clear of all Liens (other than Liens created by the holders thereof on issuance).
(h)	Shareholder and Similar Agreements. Neither the Parent nor any of its Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement relating to the ownership or voting of any issued and outstanding Parent Shares or the shares in any Subsidiaries of the Parent.

(i)	Reporting Issuer Status.
(i)	As of the date hereof, the Parent is a reporting issuer and not on the list of reporting issuers in default (or the equivalent) under applicable Securities Laws in each of the provinces and territories of Canada and is in material compliance with all Securities Laws applicable therein.
(ii)	The Parent has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Parent received notification from the Ontario Securities Commission, as principal regulator, or any other applicable securities commissions or securities regulatory authority of a province or territory of Canada seeking to revoke the Parent’s reporting issuer status. No delisting of, suspension of trading in, or cease trade order with respect to, any securities of the Parent and, to the knowledge of the Parent, no inquiry or investigation (formal or informal) of any Canadian Securities Authority has occurred, is in effect or ongoing or, to the knowledge of the Parent, has been threatened in writing with respect to the foregoing.
(j)	Reports. Since January 1, 2022, the Parent has filed with all applicable Governmental Entities the Parent Public Documents that the Parent is required to file in accordance with applicable Securities Laws. The Parent Public Documents as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws. Any amendments to the Parent Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. The Parent has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential and does not have any unresolved comments from the staff of the U.S. SEC.
(k)	Stock Exchange Matters.
(i)	The Parent Shares are listed on the NYSE and are not listed or quoted on any market other than the NYSE.
(ii)	The Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. The Parent has not taken any action which would be reasonably expected to result in the delisting or suspension of the Parent Shares on or from the NYSE.

(l)	Financial Statements.
(i)	The audited consolidated financial statements for the Parent and its Subsidiaries as at and for the fiscal years ended December 31, 2023 and 2022, including the notes thereto, the reports by the Parent’s auditors thereon and related management’s discussion and analysis, have been, and all financial statements of the Parent which are publicly disseminated by the Parent in respect of any subsequent periods prior to the Effective Date will be, (A) prepared in accordance with GAAP applied on a basis consistent with prior periods and all applicable Laws, and (B) present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of the Parent and its Subsidiaries as of the respective dates thereof and for the periods indicated therein, and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There have been no material changes to the Parent’s accounting policies, except as described in the Parent Public Documents, since December 31, 2023.
(ii)	The Parent has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in applicable U.S. Securities Laws); such disclosure controls and procedures are designed to ensure that material information relating to the Parent, including its consolidated Subsidiaries, required to be disclosed by the Parent in the reports that it files or submits under applicable U.S. Securities Laws is accumulated and communicated to the Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Parent in the reports that it files or submits under applicable U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable U.S. Securities Laws, and further designed and maintained to provide reasonable assurance regarding the reliability of the Parent’s financial reporting and the preparation of the Parent financial statements for external purposes in accordance with GAAP. There is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in applicable U.S. Securities Laws) utilized by the Parent or its Subsidiaries, and, since January 1, 2023, there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in the Parent’s internal controls. The principal executive officer and the principal financial officer of the Parent have made all certifications required by the Sarbanes-Oxley Act, the U.S. Exchange Act and any related rules and regulations promulgated by the U.S. SEC with respect to the Parent Public Documents, and the statements contained in such certifications were complete and correct in all material respects as of the dates they were made.

(m)	No Undisclosed Liabilities. The Parent and its Subsidiaries, on a consolidated basis, have no material outstanding liabilities or obligations of any nature, whether or not accrued, contingent, unasserted or absolute, except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of the Parent as of December 31, 2023 or disclosed in the notes thereto; (ii) liabilities and obligations incurred in the ordinary course; or (iii) liabilities and obligations incurred in connection with the Arrangement and this Agreement (including transaction related expenses).
(n)	Interest in Properties and Mineral Rights.
(i)	The Parent Public Documents and Section 4.1(n)(i) of the Parent Disclosure Letter disclose, as of the date of this Agreement: (A) all material real property owned by the Parent and its Subsidiaries (“Parent Owned Real Property”); (B) all material real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement) by the Parent or its Subsidiaries, in each case, in connection with the operation of the business of the Parent and its Subsidiaries as it is now being conducted (“Parent Leased Real Property” and together with the Parent Owned Real Property, the “Parent Property”); and (C) all Mineral Rights, concessions, leases or claims of the Parent and its Subsidiaries that are material to operation to their business as currently conducted (collectively, with the Parent Property, the “Parent Mineral Interests”).
(ii)	The Parent or one of its Subsidiaries is the sole holder of record of, and is the sole registered and beneficial owner of, and has valid title to, or a valid leasehold interests in, the Parent Mineral Interests, free and clear of all Liens (except the Parent Permitted Liens) and claims. Neither the Parent nor any of its Subsidiaries is in violation of any material covenants, or not in compliance with any material condition or restriction under any leasehold contracts.
(iii)	The Parent Mineral Interests are in good standing under applicable Law and, to the knowledge of the Parent, all work required to be performed and filed in respect thereof has been performed and filed in all material respects, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred in all material respects, and all material filings in respect thereof, including applications for renewals or extensions of the Mineral Rights comprising the Parent Mineral Interests, have been made. The Parent or a Subsidiary of the Parent has a public or private right of access to all the Parent Mineral Interests.
(iv)	Except as set out in the Parent Public Documents and as set out in Schedule 4.1(n)(iv) of the Parent Disclosure Letter, no Person other than the Parent and its Subsidiaries has any material interest in the Parent Mineral Interests or the production or profits therefrom or any royalty or streaming or similar interest in respect thereof or any right to acquire any such interest from the Parent or any of its Subsidiaries.

(v)	Except as set out in the Parent Public Documents, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would materially affect the Parent’s or a Subsidiary’s interest in the Parent Mineral Interests.
(vi)	There are no material restrictions on the ability of the Parent and its Subsidiaries to (A) use or exploit the Parent Mineral Interests in the manner currently used or exploited, or (B) transfer the Parent Mineral Interests, except, in each case, any restrictions imposed by Law or the terms of the Parent Mineral Interests.
(vii)	Except as disclosed in Schedule 4.1(n)(vii) of the Parent Disclosure Letter, neither the Parent nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Entity or any Person of any revocation, expropriation, or challenge to ownership, adverse claim or intention to revoke, expropriate or challenge the interest of the Parent or its Subsidiaries in any of the Parent Mineral Interests and, to the knowledge of the Parent, there is no intention or proposal to give such notice. There are no material disputes regarding boundaries, easements, covenants or other matters relating to any of the Parent Mineral Interests.
(viii)	Except as disclosed in the Parent Public Documents, the Parent and its Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land by the Parent and its Subsidiaries, and mineral interests that are required as at the date of this Agreement to conduct its current operations.
(ix)	All mines and mineral properties formerly owned by the Parent or any of its Subsidiaries which were abandoned by the Parent or any of its Subsidiaries were abandoned in all material respects in accordance with good mining industry practice and standards and in compliance with applicable Laws. The Parent Public Documents accurately disclose, in all material respects, all material remediation and reclamation obligations known to the Parent as of the applicable dates set forth in such Parent Public Documents.
(x)	The execution, delivery and performance of this Agreement by the Parent will not violate, conflict with or result in a violation or breach of any provision of, or require a consent, approval or notice under or constitute a default under or result in a right of termination under or with respect to any Parent Property or Mineral Right.
(xi)	All activities conducted on the Parent Mineral Interests by the Parent or its Subsidiaries or, to the knowledge of the Parent, by any other Person appointed by the Parent, have been carried out in all material respects in accordance with good mining industry practice and standards and in compliance with all applicable Laws, and neither the Parent, nor, to the knowledge of the Parent, any other Person, has received any notice of any material breach of any such applicable Laws.

(xii)	There have been no incidents of material non-compliance with safety legislation in connection with operations or activities at the Parent’s or any of its Subsidiaries’ mine sites in the 18 months preceding the date of this Agreement.
(xiii)	Neither the Parent, nor any of its Subsidiaries, nor any Person owned or controlled by the Parent or any of the Parent’s Subsidiaries, nor to the knowledge of the Parent, any Person which owns or controls the Parent or any of its Subsidiaries, has been notified by any Governmental Entity, that the Parent or any of its Subsidiaries is: (A) ineligible to receive any mining permit (including any surface mining permit); or (B) under investigation to determine whether their eligibility to receive such permits should be revoked.
(o)	Mineral Reserves and Resources. The estimates of mineral resources and mineral reserves for mineral properties for the Parent or its Subsidiaries, as set forth in the Parent Public Documents, were prepared, in all material respects, in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices and disclosed, in all material respects, in accordance with applicable Laws, including the requirements of SEC Final Rule Release No. 33-10570, Modernization of Property Disclosures for Mining Registrants. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material with respect to such properties, from the amounts most recently set forth in the Parent Public Documents, with the exception of depletion in the ordinary course. The information provided by the Parent and its Subsidiaries to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was accurate and complete in all material respects as of the time such information was provided.
(p)	Scientific and Technical Information. The Palmarejo, Rochester, Kensington and Wharf properties are the only properties material to the Parent for the purpose of SEC Final Rule Release No. 33-10570, Modernization of Property Disclosures for Mining Registrants. The technical reports prepared for the Parent in respect of the Palmarejo, Rochester, Kensington and Wharf properties (the “Parent Technical Reports”) complied in all material respects with the requirements of SEC Final Rule Release No. 33-10570, Modernization of Property Disclosures for Mining Registrants at the time of filing thereof. The Parent made available to the authors of the Parent Technical Reports, prior to issuance thereof, for the purpose of preparing such reports, all information requested by them and none of such information contained any Misrepresentation as of the time such information was provided. The Company is in compliance in all material respects with the provisions of SEC Final Rule Release No. 33-10570, Modernization of Property Disclosures for Mining Registrants, has filed all technical reports required thereby, and there has been no material change of which the Parent is aware that would materially disaffirm or materially change any aspect of the Parent Technical Reports or that would require the filing of new technical reports under SEC Final Rule Release No. 33-10570, Modernization of Property Disclosures for Mining Registrants.

(q)	Employment Matters.
(i)	Other than as provided for or permitted by this Agreement or the Plan of Arrangement, neither the Parent nor its Subsidiaries has entered into any agreement or understanding providing for employment, severance, retention, bonus, golden parachute, change of control, or termination payments or entitlements to any current or former Parent Employee in connection with the termination of their position or their employment with the Parent or its Subsidiaries or in connection with the consummation of the Arrangement.
(ii)	As at the date hereof, neither the Parent nor any of its Subsidiaries (A) is a party to any collective bargaining agreement, or (B) is subject to any application for certification or, to the knowledge of the Company, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of the Parent, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting the Parent or any of its Subsidiaries. As at the date hereof, there are no employee associations, voluntary recognized or certified unions authorized to represent any of the employees of the Company or any of its Subsidiaries.
(iii)	All amounts due or accrued for all salary, wages, bonuses, commissions, vacation pay, sick days and benefits under the Parent Benefit Plans have either been paid or are accurately reflected in the books and records of the Parent and its Subsidiaries. All liabilities in respect of the Parent Employees have or shall have been paid or accrued to the Effective Date, including premium contributions, remittances and assessments for employment insurance, employer health tax, Canada Pension Plan, income tax, workers’ compensation and any other employment-related legislation.
(iv)	The Parent and its Subsidiaries are in material compliance with all material terms and conditions of employment (including the terms of any applicable collective bargaining agreement) and applicable Laws relating to employment or termination of employment, including pay equity, employees’ profit sharing (participación de los trabajadores en las utilidades) obligations, subcontracting regime (régimen de subcontratación) in terms of the Mexican Federal Labor Law (Ley Federal del Trabajo), assignment of employees and personnel provision services, wages, hours of work, overtime, vacation, human rights, employer health tax, workplace safety and insurance and occupational health and safety.
(v)	There are no material employment-related claims, complaints, investigations or orders under applicable Laws respecting employment now pending or, to the knowledge of the Parent, threatened against the Parent or any of its Subsidiaries by or before any Governmental Entity as of the date of this Agreement.

(vi)	Each of the Parent and its Subsidiaries has properly characterized retained individuals as either employees or independent contractors for the purposes of Taxes and other applicable Laws, and none of them has received any notice from any Governmental Entity disputing such classification.
(vii)	Each and every Parent Employee has all the necessary permits under applicable Laws to lawfully work in the country of their employment, including without limitation any working visa that may be required. Each of the Parent and its Subsidiaries has the necessary permits to employ each and every Parent Employee in terms of applicable Laws, including without limitation any migratory permit to hire foreign employees, as applicable.
(viii)	The individual employment agreements entered into by the Parent and its Subsidiaries with the Parent Employees respect and have respected the statutory grounds and requirements.
(ix)	Other than in the ordinary course of business (including annual cost-of-living salary increases), (i) since December 31, 2023, the Parent and its Subsidiaries have not granted or promised any Parent Employee any extraordinary or special increases in compensation or benefits, or any payment of any bonus, or deferred compensation or similar arrangement, and (ii) no Parent Employee is entitled to any increase in compensation or bonus or other increase in benefits after, or as a result of, the transactions contemplated by this Agreement.
(x)	No Parent Employee has given written notice to the Parent and/or its Subsidiaries of an intention to terminate employment and, no such Parent Employee intends to terminate employment. To the knowledge of the Parent, the termination of all past Parent Employees have been implemented in accordance with applicable Laws, and, to the knowledge of the Parent, the departure, either by resignation or termination, of all past Parent Employees have been duly documented pursuant to applicable Laws.
(xi)	To the knowledge of the Parent, no Parent Employee has been terminated for cause as provided by the Federal Labor Law (Ley Federal del Trabajo).
(r)	Absence of Certain Changes or Events. Except as disclosed in the Parent Public Documents, since December 31, 2023:
(i)	the Parent and its Subsidiaries have conducted their respective businesses in the ordinary course in all material respects and have not taken any steps to take any actions which, if taken after the date hereof, would require the Company’s consent pursuant to Section 5.4 of this Agreement;
(ii)	there has not been any damage, destruction or other casualty loss with respect to any asset owned, leased or otherwise used by the Parent or any of its Subsidiaries that is material to the Parent and its Subsidiaries, taken as a whole, whether or not covered by insurance (other than in the ordinary course or regular wear and tear);

(iii)	other than the Arrangement or as expressly permitted by this Agreement, there has not been any acquisition or disposition (including any reconveyance) by the Parent or any of its Subsidiaries of any property or asset that would be material to the Parent and its Subsidiaries, taken as a whole;
(iv)	there has not been any write down by the Parent of the value of any of the material assets of the Parent and its Subsidiaries, taken as a whole; and
(v)	through to the date of this Agreement, there has not been any change, effect, event, occurrence, state of facts or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(s)	Litigation. Except as disclosed in Schedule 4.1(s) of the Parent Disclosure Letter, there are no claims, actions, suits, demands, arbitrations, charges, indictments, orders, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of the Parent, threatened against the Parent or any of its Subsidiaries, the business of the Parent or any of its Subsidiaries, or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or would reasonably be expected to have, a Parent Material Adverse Effect or would significantly impede the ability of the Parent to consummate the Arrangement. Except as disclosed in Schedule 4.1(s) of the Parent Disclosure Letter and to the knowledge of the Parent, there are no events or circumstances which would reasonably be expected to give rise to or serve as a basis for the commencement of any such claim, action, suit, demand, arbitration, charge, indictment, order, hearing or other civil, criminal, administrative or investigative proceeding, or other investigation or examination. There are no outstanding orders, judgments, injunctions, or decrees against the Parent or its Subsidiaries that materially and adversely impact the business, property or assets of the Parent and its Subsidiaries. Each of the Parent and its Subsidiaries does not intend to initiate any suits, actions, claims or arbitrations.
(t)	Indigenous Claims. There are no material claims or actions with respect to Indigenous rights currently outstanding or, to the knowledge of the Parent, threatened or pending, with respect to the Parent Property. There are no material land entitlement claims having been asserted or any legal actions relating to Indigenous rights having been instituted with respect to the Parent Property, and no dispute in respect of the Parent Property with any Indigenous group exists or, to the knowledge of the Parent, is threatened or imminent which, if adversely determined, would have, or would reasonably be expected to have, a Parent Material Adverse Effect. The Parent Properties that were ejidos or communal property, as applicable, were disincorporated from the ejido regime and passed to the private property regime through the Acts of Adoption of Full Ownership. The relevant Acts of Adoption of Full Ownership were duly notarized before a notary public and registered before the National Agrarian Registry (Registro Agrario Nacional) and the corresponding Public Registry of Property. (Registro Público de Propiedad). No Parent Property is a national, ejidal or communal land and does not adjoin ejidal or communal land and no Parent Property is encroaching on any private, ejidal or communal property in respect of which any third party, ejido or community may be the owner under any title of ownership or resolution of endowment and/or restitution of land whatsoever.

(u)	Community Relations. To the knowledge of the Parent, no authorized representative of any community in the vicinity (including any ejido) of any of the Parent Properties has communicated in writing to the Parent or any of its Subsidiaries: (i) a requirement that the consent of such community be obtained as a condition to continued operation of any such Parent Property, (ii) any violation related to agrarian, ejido or communal restrictions, including proceedings related to ejido donations or endowments or extensions or requests for ejido or agrarian appropriations or pre-emptive rights or similar rights in agrarian matters on any of the Parent Properties, or (iii) a material increase in the compensation payments payable by the Parent or any of its Subsidiaries under any community development or social framework or similar agreements as a condition to the continued operation of such Parent Properties, other than such communications in the ordinary course.
(v)	No Expropriation. No property or asset of the Parent or its Subsidiaries (including any Parent Mineral Interests) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Parent, is there any intent or proposal to give any such notice or to commence any such proceeding.
(w)	Taxes.
(i)	Each of the Parent and its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are true, complete and correct in all material respects.
(ii)	No Tax Return of the Parent or any of its Subsidiaries is under audit by any Governmental Entity, and no written or oral notice of such an audit has been received by the Parent. The Parent is not a party to, or otherwise subject to, a proceeding in which Taxes are being contested.
(iii)	Each of the Parent and its Subsidiaries has paid on a timely basis all material Taxes which are due and payable by it on or before the date hereof (including instalments), and has provided accruals in accordance with GAAP in the most recently published consolidated financial statements of the Parent for any Taxes of the Parent and its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course.
(iv)	Except as disclosed in Schedule 4.1(w) of the Parent Disclosure Letter, no material deficiencies, litigation, audits, claims, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Parent or any of its Subsidiaries, and neither the Parent, nor any of its Subsidiaries, is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Parent, threatened against the Parent or any of its Subsidiaries or any of their respective assets.

(v)	No claim has been made by any Governmental Entity in a jurisdiction where the Parent or any of its Subsidiaries does not file Tax Returns that the Parent, or any of its Subsidiaries, is or may be subject to Tax by that jurisdiction or is or may be required to file a tax return in that jurisdiction.
(vi)	There are no Liens with respect to Taxes upon any of the assets of the Parent or any of its Subsidiaries (other than Parent Permitted Liens).
(vii)	Each of the Parent and its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity as required by Law.
(viii)	There are no outstanding agreements, arrangements, elections, waivers or objections extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of Taxes due from the Parent or any of its Subsidiaries, for any taxable period and no request for any such waiver or extension is currently pending.
(ix)	Neither the Parent nor any of its Subsidiaries is a party to, or is bound by or has any obligation under any material Tax Sharing Agreement.
(x)	Neither the Parent nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Arrangement from qualifying for the Intended U.S. Tax Treatment, and the Parent is not aware of any agreement, plan or other circumstance that would prevent the Arrangement from qualifying for the Intended U.S. Tax Treatment.
(xi)	The Parent and each of its Subsidiaries retains all material tax, accounting and Corporate Records required by applicable Law to support any tax or accounting position filing or claim made by them with respect to Taxes.
(xii)	The Parent and each of its Subsidiaries has not incurred any material liability for Taxes arising from transactions outside the ordinary course of business consistent with past practices.
(xiii)	The Parent and each of its Subsidiaries will not be required, as a result of (i) a change in accounting method for a Tax period ending on or before the closing of the Arrangement, (ii) any closing agreement or (iii) any amounts received prior to the closing of the Arrangement, to include any material amount of additional taxable income for any Tax period beginning on or after the closing of the Arrangement. The Parent and each of its Subsidiaries does not have an application pending with any Governmental Entity requesting permission for any change in accounting method that relates to its business.

(xiv)	Neither the Parent, each of its Subsidiaries or any third party provider who has issued CFDIs in favor of the Parent or any of its Subsidiaries are mentioned in the list provided under Article 69 B of the Código Fiscal de la Federación.
(x)	Insurance. All insurance maintained by the Parent or any of its Subsidiaries is in full force and effect and in good standing, and neither the Parent nor its Subsidiaries are in default, whether as to payment of premium or otherwise, and such insurance is reasonable and prudent in light of the size of the Parent and its Subsidiaries and the nature of its business and operations. The Parent and its Subsidiaries maintain the insurance policies required by applicable Laws and any Contract to which the Parent and its Subsidiaries are a party or by which they are otherwise bound, including all required insurance policies to operate in the ordinary course of business, as currently conducted.
(y)	Non-Arm’s Length Transactions. Other than (i) as disclosed in the Parent Public Documents and (ii) employment or compensation agreements entered into in the ordinary course, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by or to the Parent or its Subsidiaries) between the Parent or its Subsidiaries, on the one hand, and any (i) officer or director of the Parent or any of its Subsidiaries, (ii) any holder of record or, to the knowledge of the Parent, beneficial owner of 10% or more of the voting securities of the Parent, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.
(z)	Parent Benefit Plans.
(i)	Schedule 4.1(z)(i) of the Parent Disclosure Letter contains a true and complete list of all material Parent Benefit Plans. Current and complete copies of all the Parent Benefit Plans as amended as of the date hereof have been delivered or made available to the Company together with copies of all material documents relating to the Parent Benefit Plans.
(ii)	No Parent Benefit Plan:
(A)	is a “registered pension plan”, a “retirement compensation arrangement”, a “deferred profit sharing plan”, or a “salary deferral arrangement”, as each such term is defined in the Tax Act;
(B)	is a “multi-employer plan” as such term is defined in subsection 8500(i) of the Regulations of Tax Act or a Multiemployer Plan;
(C)	contains a “defined benefit provision” as defined in subsection 147.1(1) of the Tax Act, or is a “defined benefit plan” (as defined in Section 3(35) of ERISA) whether or not subject to ERISA, or any plan subject to Section 412 of the U.S. Tax Code or Section 302 of ERISA;

(D)	provides for health and welfare benefits which are not fully-insured;
(E)	provides for retiree or post-termination benefits to Parent Employees or former Parent Employees or beneficiaries or dependents thereof (other than as required by applicable Laws); or
(F)	provides benefits to independent contractors.
(iii)	Each Parent Benefit Plan is, and has been, established, registered (if required), amended, funded, operated, communicated, administered and invested, in all material respects, in compliance with its terms and all Laws; all employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Parent Benefit Plan, as of the date hereof, have been paid or remitted in a timely fashion in accordance with its terms and all Laws; and all obligations in respect of each Parent Benefit Plan have been properly accrued and reflected in the Parent’s financial statements.
(iv)	To the knowledge of the Parent, there are no investigations by a Governmental Entity or material claims (other than routine claims for payment of benefits) pending involving any Parent Benefit Plan, and to the knowledge of the Parent and its Subsidiaries there exists no state of facts which would reasonably be expected to give rise to such investigations or material claims (other than routine claims for payment of benefits).
(v)	There has been no amendment to, or announcement by the Parent or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Parent Benefit Plan and no Parent Benefit Plan contains provisions permitting retroactive increase or payments on termination which, in each case, would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.
(vi)	Neither the execution of this Agreement by the Parent nor the consummation of the Arrangement pursuant to the Plan of Arrangement (whether alone or in conjunction with any subsequent events) would result in (A) any Parent Employees receiving termination or severance pay or any increase in termination or severance pay upon any termination of employment after the date hereof, (B) acceleration of the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to any of the Parent Benefit Plans.
(vii)	There is no entity other than the Parent or its Subsidiaries participating in any Parent Benefit Plan.

(viii)	All data necessary to administer each Parent Benefit Plan is in the possession of the Parent or its Subsidiaries or its agents and is in a form which is sufficient for the proper administration of the Parent Benefit Plan in accordance with its terms and, to the knowledge of the Parent, such data is complete and correct in all material respects.
(ix)	Neither the execution and delivery of this Agreement nor the consummation of the transactions provided herein (either alone or in conjunction with any other event (whether contingent or otherwise) entitle any current or former Parent Employee, including any officer (administrador, directivo or gerente) or director (consejero) of the Parent and/or its Subsidiaries to severance payment, unemployment compensation or any other similar termination payment by the Parent and/or its Subsidiaries.
(aa)	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Parent Material Adverse Effect:
(i)	since January 1, 2021, all facilities and operations of the Parent and its Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;
(ii)	the Parent and its Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Parent Mineral Interests and to conduct their respective business as they are now being conducted, which are legal, valid, binding and in full force and effect, all of which appear in the name of the Parent and/or its Subsidiaries;
(iii)	to the knowledge of the Parent, no Environmental Liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of the Parent and its Subsidiaries and, to the knowledge of the Parent, there is no basis for any such Environmental Liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;
(iv)	except as disclosed in Schedule 4.1(aa)(iv) of the Parent Disclosure Letter, neither the Parent nor any of its Subsidiaries is subject to or has received notice of any proceeding, application, order or directive from any Governmental Entity which relates to environmental matters and which may require any material work, repairs, construction or expenditures, and to the knowledge of the Parent, there are no pending environmental claims;
(v)	to the knowledge of the Parent, there are no changes in the status, terms or conditions of any Environmental Permits held by the Parent or any or its Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Permits, or any review by, or approval of, any Governmental Entity of such Environmental Permits that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of the Parent or its Subsidiaries following the Effective Date; and

(vi)	the Parent and its Subsidiaries have made available to the Company true, correct and complete copies of all material audits, studies, plans, assessments, investigation reports (including Phase I and Phase II environmental site assessments) and regulatory correspondence with respect to environmental matters in their possession or control.
(bb)	Parent Material Contracts. Schedule 4.1(bb) of the Parent Disclosure Letter lists all of the Parent Material Contracts to which the Parent and its Subsidiaries are parties and which are in full force and effect and are enforceable in accordance with their terms with respect to each of the Parent and its Subsidiaries. The Parent and each of its Subsidiaries has complied in all material respects with all the terms of all Parent Material Contracts. Neither the Parent nor any of its Subsidiaries is in breach of, or default under, any Parent Material Contract to which it is a party or bound, nor does the Parent have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to be, or result in, a Parent Material Adverse Effect. As of the date hereof, neither the Parent nor any of its Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of the Parent, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any Parent Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to be, or result in, a Parent Material Adverse Effect. The Parent has made available to the Company true and complete copies of all of the Parent Material Contracts. All the Parent Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Parent (or a Subsidiary of the Parent, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction). Neither the Parent nor any of its Subsidiaries has received notice that any party to a Parent Material Contract intends to cancel, terminate, materially modify or not renew such Parent Material Contract.
(cc)	Whistleblower Reporting. Except as disclosed in Schedule 4.1(cc) of the Parent Disclosure Letter, no employee of the Parent or any of its Subsidiaries, nor any legal counsel representing the Parent or any of its Subsidiaries, has reported evidence of a material violation of any Securities Laws, breach of fiduciary duty or similar material violation by the Parent or any of its Subsidiaries or their respective officers, directors, employees, agents or independent contractors to the Parent’s management, or audit committee (or other committee designated for such purpose) of the Parent Board.

(dd)	Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon the Parent or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting or restricting any acquisition of property by the Parent or any such Subsidiary or the conduct of business by the Parent or any such Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
(ee)	Brokers. Except for the fees to be paid to BMO Nesbitt Burns Inc. and Goldman Sachs & Co. LLC pursuant to separate engagement letters with the Parent, none of the Parent, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees on behalf of the Parent or any of its Subsidiaries in connection with the transactions contemplated by this Agreement. A true and complete copy of each engagement letter executed in connection with the Arrangement between the Parent and BMO Nesbitt Burns Inc. or Goldman Sachs & Co. LLC, as applicable, has been made available to the Company.
(ff)	Corrupt Practices Legislation.
(i)	None of the Parent, its Subsidiaries and affiliates, nor, to the Parent’s knowledge, any of their Representatives or other Persons acting on behalf of the Parent or any of its Subsidiaries has directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of the Parent or its Subsidiaries, anything of value, directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:
(A)	influencing any action or decision of such person in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage in the course of business;
(B)	inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Parent or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or
(C)	to assist the Parent or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person.
(ii)	None of the Parent and its Subsidiaries, nor, to the knowledge of the Parent, any of their respective Representatives has, directly or indirectly, taken any action that is or would be otherwise inconsistent with or prohibited by or would cause the Parent or one of its Subsidiaries to be in violation of the requirements of the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), as amended, or any law of similar effect prohibiting corruption, bribery and money laundering in any jurisdiction in which it conducts its business and to which it is subject (collectively, the “Parent Applicable Anti-Corruption Law”). Neither the Parent nor its Subsidiaries, nor, to the knowledge of the Parent, their respective Representatives, has violated any Parent Applicable Anti-Corruption Law and, to the knowledge of the Parent, no condition or circumstances exist that would form the basis of any such allegations.

(iii)	All contracts and arrangements between the Parent or one of its Subsidiaries and any other Person are in compliance with Parent Applicable Anti-Corruption Law. Since January 1, 2022, the Parent and its Subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of Parent Applicable Anti-Corruption Laws.
(iv)	None of the Parent or its Subsidiaries nor any of its directors, officers, employees, agents or representatives has (A) conducted or initiated any review, audit or internal investigation that concluded that the Parent or one of its Subsidiaries or any of their respective directors, officers, employees, agents or representatives has materially violated any Parent Applicable Anti-Corruption Law, or (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing Parent Applicable Anti-Corruption Law, in each case with respect to any alleged act or omission arising under or relating to material non-compliance with any such Laws, or received any notice, request or citation from any person alleging material non-compliance with any such Laws.
(v)	The Parent and its Subsidiaries have maintained systems of internal controls intended to ensure compliance by the foregoing and their respective directors, officers, employees, and agents with Parent Applicable Anti-Corruption Law.
(gg)	Sanctions.
(i)	Neither the Parent, nor any of its Subsidiaries, nor any of their respective directors, officers or employees nor, to the knowledge of the Parent, any agents or persons acting on any of their behalf: (A) is a Restricted Party; or (B) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.
(ii)	None of the Parent, any of its Subsidiaries or any director, officer, employee or to the knowledge of the Parent, agent of the Parent or any of its

Subsidiaries is a Person that is, or is owned or controlled by Persons that are: (A) the subject/target of any Sanctions, or (B) located, organized or resident in a country or territory that is the subject of Sanctions, including Russia, Crimea, Donetsk People’s Republic and the Luhansk People’s Republic of Ukraine, the Kherson and the Zaporizhzhia oblasts of Ukraine, Cuba, Iran, North Korea, and Syria.

(iii)	The Parent, its Subsidiaries and their respective directors, officers and employees and, to the knowledge of the Parent, the agents of the Parent and its Subsidiaries are in compliance with all applicable Sanctions. The Parent and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with applicable Sanctions.
(iv)	The Parent represents and covenants that neither the Parent nor any of its Subsidiaries has knowingly engaged in, or is now knowingly engaged in, or will engage in, any dealings or transactions with any Person, or in property that is owned, held or controlled by or on behalf of any Person or in any country or territory in violation of Sanctions.
(hh)	Modern Slavery.
(i)	The Parent and its Subsidiaries consistently act in compliance with the fundamental principles defined and protected by the Universal Declaration of Human Rights, by the fundamental principles of the International Labor Organization, and in particular with rules relating to the prohibition of forced labour, child labour and human trafficking in their operations and supply chains.
(ii)	The Parent and its Subsidiaries are in compliance with the requirements of applicable Modern Slavery Laws.
(iii)	The Parent and its Subsidiaries have policies and procedures in place reasonably designed to ensure compliance with Modern Slavery Laws.
(ii)	Competition Act. The Parent and its affiliates (as that term is defined in the Competition Act) do not have assets in Canada with an aggregate value of more than C$325 million or annual gross revenues from sales in, from or into Canada, with an aggregate value of more than C$215 million, all as determined in accordance with the Competition Act.
(jj)	Investment Canada Act. The Parent and the Parent Canadian Sub are trade agreement investors and are not state-owned enterprises, in each case within the meaning of the Investment Canada Act.
(kk)	Antitakeover Statutes. The Parent Board has taken all actions necessary to reasonably ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are not, and will not be, applicable to the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, including the Arrangement. Except for Section

203 of the DGCL, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statutes or regulations enacted under the DGCL or other Law applies or purports to apply to this Agreement or any of the transactions contemplated by this Agreement.

(ll)	Bankruptcy. Neither the Parent nor any of its Subsidiaries has commenced or contemplated any proceeding, or filed or contemplated the filing of any petition, in any court relating to the bankruptcy, concurso mercantil, reorganization, insolvency, dissolution, liquidation or relief from debtors of the Parent or any of its Subsidiaries. There is no legal basis for the bankruptcy, insolvency, dissolution or liquidation of the Parent or any of its Subsidiaries.
(mm)	Privacy and Security.
(i)	The Parent and its Subsidiaries (A) are in material compliance with applicable Privacy Laws, and (B) have implemented and maintained measures designed to provide reasonable assurance that each of the Parent and its Subsidiaries: (i) comply with applicable Privacy Laws; and (ii) will not collect, acquire, fail to secure, share, disclose, use or otherwise process Personal Information in a manner inconsistent with applicable Privacy Laws, any notice to or consent from the provider of Personal Information, any Contract to which each of the Parent and its Subsidiaries is a party that is applicable to such Personal Information, or any privacy policy or privacy statement from time to time published or otherwise made available by the Parent and its Subsidiaries to the Persons to whom the Personal Information relates.
(ii)	With respect to all Personal Information collected by the Parent and its Subsidiaries, each of the Parent and its Subsidiaries at all times has taken steps required and reasonably necessary to protect such Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse, including implementing and monitoring compliance with reasonable measures with respect to technological, organizational and physical security of such Personal Information. Each of the Parent and its Subsidiaries has commercially reasonable safeguards in place designed to protect Personal Information in its possession or control from loss, unauthorized access, use or disclosure, including by its officers, employees, independent contractors and consultants. To the knowledge of the Parent, there has been no unauthorized access to, disclosure of, or other misuse of any Personal Information in the custody or control of the Parent or its Subsidiaries.
(iii)	Neither the Parent nor its Subsidiaries have received any notice of any claims, investigations or alleged violations of applicable Privacy Laws including with respect to Personal Information collected or possessed by or otherwise subject to the control of the Parent and its Subsidiaries.

4.2	Survival of Representations and Warranties

The representations and warranties of the Parent and the Parent Canadian Sub contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1	Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except (i) as required by Law or any Governmental Entity; (ii) with the prior written consent of the Parent (not to be unreasonably withheld, conditioned or delayed); (iii) as set out in the Company Disclosure Letter; or (iv) as otherwise expressly contemplated or permitted by this Agreement or the Plan of Arrangement:

(a)	the Company shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses in, not take any action except in, and maintain their respective facilities in, the ordinary course and to use commercially reasonable efforts to maintain and preserve in all material respects its and their present business organization, operations, assets, properties (including the Company Mineral Interests) and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with joint venture partners, suppliers, distributors, employees and Governmental Entities having business relationships with them;
(b)	without limiting the generality of Section 5.1(a), the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:
(i)	other than as required by the terms of any Company Equity Incentive Plan or written employment agreement, issue, sell, grant, award, pledge, dispose of, or permit a Lien (other than a Company Permitted Lien) to be created, or agree to issue, sell, grant, award, pledge, dispose of, or permit a Lien (other than a Company Permitted Lien) to be created, on any Company Shares, or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Company Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, Company Incentive Awards), other than pursuant to the exercise or settlement of any Company Incentive Awards that are outstanding as of the date hereof in accordance with their terms;
(ii)	amend or propose to amend the articles, by-laws or other constating documents of the Company and its Subsidiaries or the terms of any securities of the Company or any of its Subsidiaries;

(iii)	declare, accrue, set aside or pay any dividend or make any other distribution to Company Shareholders (whether in cash, securities or property or any combination thereof) in respect of any Company Shares or the securities of any of its Subsidiaries;
(iv)	split, combine or reclassify any outstanding Company Shares or the securities of any of its Subsidiaries;
(v)	redeem, purchase or offer to purchase any Company Shares or other securities of the Company or any shares or other securities of its Subsidiaries, other than pursuant to the settlement of any Company Incentive Awards that are outstanding as of the date hereof in accordance with their terms and except in connection with a Pre-Acquisition Reorganization;
(vi)	except in connection with a Pre-Acquisition Reorganization, reorganize, amalgamate or merge the Company or any of its Subsidiaries with any other Person;
(vii)	except in connection with a Pre-Acquisition Reorganization, reduce the stated capital of the shares of the Company or of any of its Subsidiaries or otherwise change the capital structure of the Company and its Subsidiaries;
(viii)	other than as disclosed in Schedule 5.1(b)(viii) of the Company Disclosure Letter, sell, pledge, lease, dispose of, mortgage, licence, permit a Lien (other than a Company Permitted Lien) to be created on or agree to sell, pledge, dispose of, mortgage, licence, permit a Lien (other than a Company Permitted Lien) to be created on or otherwise transfer any assets of the Company or any of its Subsidiaries or any interest in any assets of the Company and its Subsidiaries having a value greater than $2 million in the aggregate, other than sales of inventory, equipment or obsolete assets in the ordinary course and Liens that are incurred in the ordinary course;
(ix)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or make any investment or agree to make any investment (by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, purchase of any property or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, in any Person, other than acquisitions of assets, equipment and supplies in the ordinary course that do not exceed 115% of the amounts budgeted for such acquisitions in the Company Budget and, for certainty, excluding capital expenditures permitted by the Company’s Liquidity Management Policy or Section 5.1(b)(xxii);
(x)	incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee or otherwise become responsible for, the obligations of any other Person or make any loans or advances to any Person that is not a Subsidiary of the Company, except (A) in connection with ordinary course working capital needs (including, without limitation, the indebtedness incurred or to be incurred under the Company Credit Agreement), or (B) letters of credit, reclamation bonds, financial assurances or other guarantees in respect of environmental or other obligations otherwise permitted to be incurred, or not prohibited, under this Agreement;

(xi)	adopt a plan of liquidation or resolutions providing for the winding-up, liquidation or dissolution of the Company or any of its Subsidiaries;
(xii)	pay, discharge, settle, satisfy, compromise, waive, assign or release any material claims, liabilities or obligations prior to the same becoming due, other than (A) the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company’s financial statements or incurred in the ordinary course, (B) for an aggregate amount of no greater than $2 million, or (C) payment of any fees related to the Arrangement;
(xiii)	waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course, (A) any existing material contractual rights in respect of any Company Mineral Interests, or (B) any material Authorization, lease, concession, contract or other document;
(xiv)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted or planned to be conducted;
(xv)	other than as disclosed in Schedule 5.1(b)(xv) of the Company Disclosure Letter, in the ordinary course, in accordance with this Agreement or the Plan of Arrangement, or as is necessary to comply with applicable Laws or the current terms of any Contracts or Company Benefit Plans: (A) grant to any Company Employee an increase in compensation in any form, or grant any general salary increase (other than base salary increases for Company Employees in the ordinary course); (B) make any loan to any Company Employee (other than expense reimbursements in the ordinary course); (C) take any action with respect to the grant of any severance, retention, change of control or bonus to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any Company Employee; (D) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Company Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or Company Employees or former directors or former Company Employees; (E) increase bonus levels or other benefits payable to any director or executive officer; (F) provide for accelerated vesting, removal of restrictions or an exercise of any stock-based or stock-related awards (including stock options); (G) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; or (H) hire or engage, or amend the terms of employment or engagement of, any Company Employee or independent contractor with total annual salaries exceeding $200,000 (other than to replace any existing Company Employee or independent contractor performing a similar function on substantially similar annual salaries);

(xi)	enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction other than in the ordinary course or pursuant to the Company's Liquidity Management Policy;
(xii)	materially change the business carried on by the Company and its Subsidiaries, as a whole;
(xviii)	amend its accounting policies or adopt new accounting policies, except as required by concurrent changes in IFRS;
(xix)	enter into any Contract or series of Contracts, other than in the ordinary course, resulting in a new Contract or series of related new Contracts having a term in excess of twelve (12) months and that would not be terminable by the Company or its Subsidiaries upon notice of ninety (90) days or less from the date of the relevant Contract, or that would impose financial obligations on the Company or any of its Subsidiaries in excess of $3 million in the aggregate over the term of the Contract;
(xx)	(A) except in the ordinary course, alter, amend, or otherwise modify or supplement, or waive any material provision or condition of, any Company Material Contract or (B) enter into any Company Standstill Agreement;
(xxi)	enter into or renew any agreement, contract, lease, licence or other binding obligation of the Company or its Subsidiaries (A) containing (1) any limitation or restriction on the ability of the Company or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Parent or its Subsidiaries, to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Parent or its Subsidiaries, is or would be conducted, or (3) any limit or restriction on the ability of the Company or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Parent or its Subsidiaries, to solicit customers or employees or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement;

(xxii)	incur any capital expenditures or enter into any agreement obligating the Company or its Subsidiaries to provide for future capital expenditures involving payments in excess of the lesser of $5 million or 115% of the amounts budgeted for such capital expenditures in the Company Budget in the aggregate; or
(xxiii)	commence, as plaintiff, any legal proceeding before a Governmental Entity;
(c)	other than as disclosed in Schedule 5.1(c) of the Company Disclosure Letter, terminate, let lapse or amend or modify any insurance policy maintained by the Company and its Subsidiaries; and except as contemplated by Section 5.15, the Company shall use its commercially reasonable efforts to cause its and its Subsidiaries’ current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided that, subject to Section 5.15, neither the Company nor any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;
(d)	the Company shall and shall cause each of its Subsidiaries to maintain and preserve all of its and its Subsidiaries rights under each of its Mineral Rights and Company Properties under each of its and its Subsidiaries’ Authorizations;
(e)	the Company and each of its Subsidiaries shall:
(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all respects;
(ii)	timely withhold, collect, remit and pay all Taxes which are required to be withheld, collected, remitted or paid by it to the extent due and payable;
(iii)	not make, change or rescind any election, information, return or designation relating to Taxes, except as may be required by applicable Laws;
(iv)	not make a request for a Tax ruling, voluntarily disclose any potential or actual Tax issue to any taxing authority, or enter into or amend any agreement with any taxing authorities, or consent to any extension or waiver of any limitation period with respect to Taxes;
(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes affecting the Company or any of its Subsidiaries (other than the payment, discharge or satisfaction of liabilities reflected in or reserved against in the audited consolidated financial statements of the Company for the year ended December 31, 2023);

(vi)	not enter into any Tax Sharing Agreement;
(vii)	terminate all Tax Sharing Agreements without further liability to Parent, the Company, or its Subsidiaries following the Effective Time;
(viii)	not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended December 31, 2023, except as may be required by applicable Laws; and
(ix)	keep the Parent reasonably informed of any material events, discussions, correspondence or other action with respect to any Tax audit, investigation or assessment; and
(f)	the Company shall not authorize, agree or otherwise commit to do any of the matters otherwise prohibited by this Section 5.1.
5.2	Covenants of the Company Relating to the Arrangement

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, it shall, and shall cause its Subsidiaries to perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, co-operate with the Parent in connection therewith, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and the Company shall, and shall cause its Subsidiaries to:

(a)	other than in respect of the Regulatory Approvals, which shall be governed by Section 5.9, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it or its Subsidiaries relating to the Arrangement;
(b)	use its commercially reasonable efforts to obtain all third party consents, approvals and notices required under any of the Company Material Contracts (other than the Company Credit Agreement);
(c)	use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against the Company challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;
(d)	other than in respect of the Regulatory Approvals, which shall be governed by Section 5.9, use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;
(e)	use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under section 3(a)(10) of the U.S. Securities Act and applicable U.S. state securities laws;

(f)	cooperate with, and provide commercially reasonable assistance to, Parent and Parent Canadian Sub in the preparation and filing, on the Effective Date, of an election pursuant to subparagraph (c)(i) of the definition of “public corporation” contained in subsection 89(1) of the Tax Act such that the Company ceases to be a “public corporation” for the purposes of the Tax Act;
(g)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement;
(h)	promptly (and, in any event, within twenty-four (24) hours) notify the Parent of:
(i)	any Company Material Adverse Effect or change, effect, event, occurrence or state of facts or circumstance that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(ii)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is required in connection with this Agreement or the Arrangement; or
(iii)	any material proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries in connection with this Agreement or the Arrangement. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any substantive shareholder litigation against the Company or its directors or officers relating to the Arrangement, and no such settlement (to the extent a material monetary amount is involved) shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.
5.3	Covenants of the Company Regarding the TSX Delisting

Prior to the Effective Date, the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the TSX to cause the delisting of the Company Shares from the TSX as promptly as practicable after the Effective Time.

5.4	Covenants of the Parent Regarding the Conduct of Business

The Parent covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except (i) as required by Law or any Governmental Entity; (ii) with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed); (iii) as set out in the Parent Disclosure Letter; or (iv) as otherwise expressly contemplated or permitted by this Agreement or the Plan of Arrangement:

(a)	the Parent shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses in, not take any action except in, and maintain their respective facilities in, the ordinary course and to use commercially reasonable efforts to maintain and preserve in all material respects its and their present business organization, operations, assets, properties (including the Parent Mineral Interests) and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with joint venture partners, suppliers, distributors, employees and Governmental Entities having business relationships with them;
(b)	without limiting the generality of Section 5.4(a), the Parent shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:
(i)	issue, sell, grant, award, pledge or dispose of or agree to issue, sell, grant, award, pledge or dispose of, any Parent Shares, or other equity or voting interests (including, for greater certainty, Parent Incentive Awards) or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Parent Shares, other than (A) in the ordinary course, (B) as contemplated in Section 5.4(b)(viii) and/or (C) other than pursuant to the exercise or settlement of any Parent Incentive Awards that are outstanding as of the date hereof in accordance with their terms or as required by the terms of any Parent Incentive Plan;
(ii)	amend or propose to amend the articles, by-laws or other constating documents of the Parent or the terms of any securities of the Parent, other than the Parent Charter Amendment;
(iii)	split, consolidate or reclassify any Parent Shares or undertake any other capital reorganization, or declare, set aside or pay any dividend or other distribution to the Parent Stockholders (whether in cash, securities or property or any combination thereof) in respect of any Parent Shares;
(iv)	redeem, purchase or offer to purchase any Parent Shares;
(v)	reorganize, amalgamate or merge the Parent or any of the Parent Material Subsidiaries with any other Person (other than an affiliate of the Parent);
(vi)	reduce the stated capital of the Parent Shares or any of its Subsidiaries or otherwise change the capital structure of the Parent and its Subsidiaries (other than an affiliate of the Parent);
(vii)	sell, pledge, lease, dispose of, mortgage, licence, permit a Lien to be created on or agree to sell, pledge, dispose of, mortgage, licence, permit a Lien to be created on or otherwise transfer any assets of the Parent or any of the Parent Material Subsidiaries that could reasonably be expected to prevent or delay the consummation the transactions contemplated hereby;

(viii)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or make any investment or agree to make any investment (by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, purchase of any property or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, in any Person, provided that the Parent may complete one or more acquisitions and/or investments so long as the fair market value of all such acquisitions and/or investments, as at the closing of such acquisitions and/or investments, when aggregated together, do not exceed $50 million;
(ix)	incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee or otherwise become responsible for, the obligations of any other Person or make any loans or advances to any Person that is not a Subsidiary of the Parent, except (A) in connection with ordinary course working capital needs (including, without limitation, the indebtedness incurred or to be incurred under the Parent Credit Agreement), or (B) letters of credit, reclamation bonds, financial assurances or other guarantees in respect of environmental or other obligations otherwise permitted to be incurred, or not prohibited, under this Agreement;
(x)	adopt a plan of liquidation or resolutions providing for the winding-up, liquidation or dissolution of the Parent or any of the Parent Material Subsidiaries;
(xi)	materially change the business carried on by the Company and its Subsidiaries, as a whole;
(xii)	pay, discharge, settle, satisfy, compromise, waive, assign or release any material claims, liabilities or obligations prior to the same becoming due other than (A) in the ordinary course; (B) for an aggregate amount of no greater than $15 million; or (C) payment of any fees related to the Arrangement;
(xiii)	waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course, (A) any existing material contractual rights in respect of any Parent Mineral Interests, or (B) any material Authorization;
(xiv)	commence, as plaintiff, any legal proceeding before a Governmental Entity that could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby or adversely affect the market price or value of the Parent Shares;
(xv)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any

Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted or planned to be conducted; or

(xvi)	amend its accounting policies or adopt new accounting policies except as required by concurrent changes in GAAP;
(c)	the Parent shall and shall cause each of its Subsidiaries to maintain and preserve all of its and its Subsidiaries rights under each of its Mineral Rights and Parent Properties under each of its and its Subsidiaries’ Authorizations, including but not limited to obtaining the required extensions and renewals of the Parent’s and its Subsidiaries’ Authorizations; and
(d)	the Parent shall not authorize, agree or otherwise commit to do any of the matters otherwise prohibited by this Section 5.4.
5.5	Covenants Relating to the Consideration Shares

The Parent shall apply for and use commercially reasonable efforts to obtain approval of the listing for trading on the NYSE by the Effective Time of the Parent Shares issuable pursuant to the Arrangement, subject to official notice of issuance. The Company shall use commercially reasonable efforts to cooperate with the Parent in connection with the foregoing, including by providing information reasonably requested by the Parent in connection therewith.

5.6	Covenants of the Parent Regarding Blue-Sky Laws

The Parent shall use its commercially reasonable efforts to ensure that the Consideration Shares and the Parent Replacement Options shall, at the Effective Time, either be registered or qualified under all applicable U.S. state securities laws, or exempt from such registration and qualification requirements.

5.7	Covenants of the Parent Relating to the Arrangement

The Parent covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, it shall and shall cause its Subsidiaries to perform all obligations required to be performed by the Parent or any of its Subsidiaries under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and the Parent shall, and shall cause its Subsidiaries to:

(a)	other than in respect of the Regulatory Approvals, which shall be governed by Section 5.9, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it or its Subsidiaries relating to the Arrangement;
(b)	use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against the Parent challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(c)	other than in respect of the Regulatory Approvals, which shall be governed by Section 5.9, use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;
(d)	use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under section 3(a)(10) of the U.S. Securities Act and applicable U.S. state securities laws;
(e)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement; and
(f)	promptly (and, in any event, within twenty-four (24) hours) notify the Company of:
(i)	any Parent Material Adverse Effect or change, effect, event, occurrence or state of facts or circumstance that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;
(ii)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is required in connection with this Agreement or the Arrangement; or
(iii)	any material proceedings commenced or, to the knowledge of the Parent, threatened against, relating to or involving or otherwise affecting the Parent or any of its Subsidiaries in connection with this Agreement or the Arrangement.
5.8	Indebtedness

During the period from the entry into this Agreement to the Effective Time, the Parties shall cooperate in good faith to mutually determine and use commercially reasonable efforts to implement any necessary, appropriate or desirable arrangements in anticipation of the consummation of the Arrangement, regarding each Party’s and its Subsidiaries’ credit agreements, indentures or other documents governing or relating to the indebtedness of the Parties and their Subsidiaries, including arrangements by way of amendments, consents, offers to exchange, offers to purchase, redemption, payoff, new financing or otherwise, with respect to refinancing or retaining a Party’s or its Subsidiaries’ credit agreements or senior notes, including any security documents executed by the Company and its Subsidiaries in connection with such credit agreements and/or senior notes, or other documents governing or relating to the indebtedness of the Parties and their Subsidiaries, provided that the Company is not required to implement any such arrangements in respect of any indebtedness of the Company prior to the Effective Time. The Parent shall reimburse the Company for all reasonable out-of-pocket costs or expenses incurred by the Company and its Subsidiaries in connection with cooperation provided for in this Section 5.8 to the extent the information requested was not otherwise prepared or available in the ordinary course of business. The Parent acknowledges and agrees that the consummation of the transactions contemplated by this Agreement is not conditioned upon the consummation of, or the receipt by the Parent of the proceeds of, any such arrangements.

5.9	Regulatory Approvals

The Parent and the Company, as applicable to that Party, covenant and agree with respect to obtaining the Regulatory Approvals required for the completion of the transactions contemplated by this Agreement that, subject to the term and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	In respect of the COFECE Approval, within thirty (30) business days of this Agreement or such other date as the Parties may reasonably agree, the Parent and the Company shall each submit a notification to COFECE to obtain the COFECE Approval.
(b)	The Parent and the Company shall (and shall cause their respective Subsidiaries, as applicable), to file, as promptly as practicable but in any event within thirty (30) business days after the date of this Agreement or such other date as the Parent and the Company may reasonably agree, any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to obtain any other Regulatory Approvals.
(c)	The Parent and the Company shall use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to obtain the Regulatory Approvals as promptly as practicable after the date of this Agreement and, in any event, in order to allow the Effective Time to occur before the Outside Date; provided, however, nothing in this Agreement shall require either Party or their respective Subsidiaries to propose, negotiate, effect or agree to, by consent decree, hold separate order or otherwise, the sale, transfer, divestiture, license or other disposition of any assets or businesses of the Parent or the Company or their respective Subsidiaries or otherwise take any action that prohibits or limits either Parties’ or their respective Subsidiaries’ freedom of action with respect to, or either Parties’ or their respective Subsidiaries’ ability to own, retain, control, operate or exercise full rights of ownership with respect to any of the businesses or assets of the Parent, the Company or any of their respective Subsidiaries.
(d)	All filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Regulatory Approvals shall be paid by the Parent.
(e)	With respect to obtaining the Regulatory Approvals, each of the Parent and the Company shall (and shall cause their respective Subsidiaries) to cooperate and coordinate with one another and shall provide such assistance as the other Party may reasonably request in connection with obtaining the Regulatory Approvals. In particular:
(i)	neither the Parent nor the Company (nor their respective Subsidiaries) shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party;

(ii)	the Parent and the Company shall (and shall cause their respective Subsidiaries to) exchange drafts of all submissions, substantive correspondence, filings, presentations, applications, plans, consent agreements and other material documents made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement, will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such material submissions, correspondence, filings, presentations, applications, plans, consent agreements and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement; provided, however, that, subject to Section 5.9(f), information indicated by a Party to be competitively sensitive shall be provided to the other Party only on an external counsel only basis;
(iii)	the Parent and the Company shall (and shall cause their respective Subsidiaries to) cooperate on a timely basis in the preparation of any response by the other Party to any request for additional information received by such other Party from a Governmental Entity in connection with obtaining the Regulatory Approvals, and shall promptly provide or submit all documentation and information that is required by Law or a Governmental Entity, requested by any Governmental Entity, or necessary or advisable in the opinion of the Parent and the Company, acting reasonably, in connection with obtaining the Regulatory Approvals;
(iv)	the Parent and the Company will (and shall cause their respective Subsidiaries to) keep the other Party and its respective counsel fully apprised of all written (including email) and oral communications and all meetings with any Governmental Entity and their staff in relation to the Regulatory Approvals, and will not participate in such communications or meetings without giving the other Party and its counsel the opportunity to participate therein; provided, however, that, subject to Section 5.9(f), where competitively sensitive information may be discussed or communicated, the external legal counsel of the other Party shall be provided with any such communications or information on an external counsel only basis and shall have the right to participate in any such meetings on an external counsel only basis; and
(v)	the Parent and the Company shall (and shall cause their respective Subsidiaries to) make available its Representatives, on the reasonable request of the other Party and its counsel, to assist in obtaining the Regulatory Approvals, including by (i) providing strategic input, including on any materials prepared for obtaining Regulatory Approvals, and (ii) responding promptly to requests for support, documents, information, comments or input where reasonably requested by the other Party in connection with the Regulatory Approvals.

(f)	With respect to Sections 5.9(e)(ii) and 5.9(e)(iv) above, where a Party (in this Section 5.9 only, the “Disclosing Party”) provides any submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents to the Party (the “Receiving Party”) on an external counsel only basis, the Disclosing Party shall also provide the Receiving Party with a redacted version of any such submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents.
(g)	The Parent and the Company shall not (and shall cause their respective Subsidiaries not to) enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Regulatory Approvals.
(h)	The Parent and the Company shall use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to defend any judicial or administrative action or similar proceeding instituted (or threatened to be instituted) or pending by or before any Governmental Entity under any Law and to have any such action or proceeding withdrawn or discontinued and any stay, restraining order, injunction or similar order entered by any Governmental Entity vacated, lifted, reversed, or overturned.
5.10	Resignations

Subject to Section 2.17, the Company shall use commercially reasonable efforts to obtain and deliver to the Parent at the Effective Time (a) the resignations and mutual releases, effective as of the Effective Time, of all of the directors of the Company and its Subsidiaries requested by the Parent, in each case, substantially in the form and content of Schedule D hereto, and (b) separation agreements, effective as of the Effective Time, with each member of senior management who will be terminated by the Company as of the Effective Time as requested by the Parent on terms and conditions acceptable to the Company, the Parent and the applicable member of management, each acting reasonably, provided that each such separation agreement shall (i) be conditional upon consummation of the Arrangement; (ii) be effective as at the Effective Time; (iii) provide for the severance payments payable to such member of management pursuant to such member of management’s employment or consulting arrangements with the Company and applicable Law; and (iv) contain a mutual release substantially with the content of the mutual release contained in Schedule D hereto.

5.11	Employee Matters
(a)	The Parties acknowledge that the Arrangement will result in a “change in control” (or a term of similar import) for purposes of the Company Equity Incentive Plans and any employment agreements of the Company Employees. From and after the Effective Time, the Parent covenants and agrees to cause the Company and any successor to the Company, to honour and fully comply in all material respects with the terms of all existing employment, consulting, indemnification, change in control, severance, termination or other compensation arrangements and employment and severance obligations of the Company and any of its Subsidiaries that were entered into prior to the date of this Agreement in the ordinary course (or, if not in the ordinary course, have been disclosed to the Parent in Schedule 3.1(s) of the Company Disclosure Letter). Subject to Section 2.17, nothing in this Agreement shall confer upon any person any right to continue in the employ or service of the Parent, the Company or any of their respective Subsidiaries, or affect in any way the right of the Parent, the Company or any of their respective Subsidiaries to terminate his, her or its employment or service, as applicable, at any time. For the avoidance of doubt, the Parties acknowledge and agree that the Arrangement will not result in a “change in control” (or a term of similar import) for purposes of the Parent Incentive Plans, Parent Benefit Plans and employment, severance or other compensation arrangements or agreements of the Parent Employees.

(b)	For the period beginning on the Effective Time and ending on first anniversary of the Effective Time or the date of termination, if earlier, Parent shall provide, or shall cause the Company or any successor to the Company to provide, to each Company employee who remains employed after the Effective Time (the “Continuing Employees”), (i) base salary or wages, (ii) target annual cash-based incentive opportunities, (iii) retirement and welfare benefits and (iv) severance benefits (excluding retention, change of control or transaction compensation and long-term, equity or equity-based incentive opportunities (the “Excluded Benefits”)), in each case, that are, in the aggregate, no less favourable than the practices, plans or policies in effect and provided to such employees immediately prior to the Effective Time.
(c)	The Parent shall use commercially reasonable efforts to cause to be given to Continuing Employees, credit for purposes of eligibility to participate, vesting and, with respect to severance and vacation benefits only, determining level of benefits, under the Parent Benefit Plans which are made available to the Continuing Employees on or after the Effective Time, for such employees’ service prior to the Effective Time with the Company or any of its Subsidiaries, to the same extent recognized by the Company and its Subsidiaries under the comparable Company Benefit Plan prior to the Effective Time. Such crediting of service shall not apply for any purposes under any Excluded Benefit and shall not operate to duplicate any benefit or the funding of any such benefit.
(d)	With respect to any Parent Benefit Plans providing medical, dental, pharmaceutical, vision and other welfare benefits for the benefit of Continuing Employees after the Effective Time, the Parent and any of its applicable Subsidiaries shall (i) use commercially reasonable efforts to cause insurance carriers to waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employees (and their covered dependents) but, unless otherwise required by applicable Law, only to the same extent waived under the comparable Company Benefit Plan prior to the Effective Time, and (ii) use commercially reasonable efforts to cause insurance carriers to give effect under the applicable Parent Benefit Plan, in determining any deductible and maximum out-of-pocket limitations, amounts paid by such Continuing Employees (and their covered dependents) with respect to similar plans maintained by the Company or its Subsidiaries, only to the same extent recognized by the Company or its Subsidiaries under the comparable Company Benefit Plan prior to the Effective Time. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(e)	Nothing in this Agreement, express or implied, shall (i) guarantee employment or service of any Person for any period of time for, or continued receipt of any specific employee benefit, or preclude the ability of Parent, the Company or any of their respective Subsidiaries, to terminate any Continuing Employee or the employment or service of any Person; (ii) amend or terminate any Company Benefit Plan or other employee benefit plan, program, agreement or arrangement; or (iii) create any third party beneficiary rights in any individual (including Continuing Employees or other service provider of the Parent or the Company or any of their respective Subsidiaries or beneficiaries or dependents thereof) or any other Person (other than the Parties).
5.12	Pre-Acquisition Reorganization
(a)	The Company agrees that, upon request by the Parent, the Company shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to, (a) effect such reorganizations of the Company’s or its Subsidiaries’ business, operations and assets or such other transactions as the Parent may request, acting reasonably (each a “Pre-Acquisition Reorganization”), (b) co-operate with the Parent and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; and (c) reasonably cooperate with the Parent and its advisors to seek to obtain any consents, approvals, waivers or authorizations reasonably required in connection with the Pre-Acquisition Reorganization; provided, however, that the Pre-Acquisition Reorganizations (i) are not prejudicial to the Company or its securityholders and do not result in Taxes being imposed on, or any adverse Tax or other consequences to, Company Shareholders or holders of Company Incentive Awards incrementally greater than the Taxes or other consequences to such Party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; (ii) do not require the Company to obtain the approval of the Company Shareholders or any consent of any third party (including any Regulatory Approval); (iii) do not impede, delay or prevent the satisfaction of any other conditions set forth in Article 6; (iv) do not impair, impede or delay the consummation of the Arrangement, and would not reasonably be expected to prevent any Person from making a Company Superior Proposal; (v) do not unreasonably interfere with the Company’s operations prior to the Effective Time; (vi) do not result in any breach by the Company or any of its Subsidiaries of any Contract or Authorization or any breach by the Company of the Company’s constating documents or by any of its Subsidiaries of their respective organization documents or Law; (vii) are to be completed as close as reasonably practicable prior to the Effective Time, and can be unwound in the event the Arrangement is not consummated without adversely affecting the Company or any of its Subsidiaries in any manner; (viii) are not required to be completed unless and until the Parent has irrevocably confirmed in writing that all of the conditions in favour of the Parent in Section 6.2 have been either satisfied or waived and that the Parent is prepared to promptly and without condition proceed with the completion of the Arrangement; and (ix) do not require any director, Company Employee or agent of the Company to take any action in any capacity other than as a director, Company Employee or agent of the Company.

(b)	The Parent shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least fifteen (15) business days prior to the anticipated Effective Time. Upon receipt of such notice, the Parent and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary (including all corporate documentation required to implement the Pre-Acquisition Reorganization) to give effect to such Pre-Acquisition Reorganization.
(c)	The Parent agrees that any action (and the result of any action) taken by or on behalf of the Company or its Subsidiaries in furtherance of or respect of a Pre-Acquisition Reorganization shall be deemed not to result in any breach of any representation, warranty, covenant or closing condition herein (including where any such Pre-Acquisition Reorganization requires the consent of any third party).
(d)	If the Arrangement is not completed, the Parent shall:
(i)	reimburse the Company and its Subsidiaries for all Taxes, costs and expenses, including reasonable legal fees and disbursements incurred by the Company or its Subsidiaries in respect of a Pre-Acquisition Reorganization, and including all amounts relating to the considering, effecting, voiding, reversing or unwinding of a Pre-Acquisition Reorganization; and
(ii)	indemnify and save harmless the Company, its Subsidiaries and their respective officers, directors, employees, agents, advisors and Representatives from and against any and all liabilities, losses, damages, Taxes, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in respect of or as a result of a Pre-Acquisition Reorganization, or to reverse, terminate, modify or unwind any Pre-Acquisition Reorganization.
5.13	Filings

The Parties will cooperate reasonably and in good faith to determine whether the transactions set out in this Agreement and any related transactions are required to be reported to any applicable taxing authority pursuant to section 237.3 or 237.4 of the Tax Act (or any provisions of similar effect) and, if so, the Parties shall cooperate to make such reporting in a comprehensive and timely manner, in the form required by such Law. The Parties may request reasonable representations and warranties from each other to the extent necessary to establish any factual matters relevant to the determination of whether reporting is required and the content of such reporting.

5.14	Access to Information; Confidentiality
(a)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, afford to the Parent and to its Representatives such access as the Parent may reasonably require at all reasonable times, to the Company’s officers, employees, agents, properties, books, records and Contracts (including Tax Returns and Tax work papers), and shall furnish the Parent with all data and information as the Parent may reasonably request, provided that the Company shall not be required to afford such access or furnish such information to the extent that the Company believes, in its reasonable good faith judgment, that doing so would (i) result in the loss of attorney-client, work product or other privilege, (ii) result in the disclosure of any trade secrets of third parties or violate any obligations of the Company or any of the Company’s Subsidiaries with respect to confidentiality to any third party, or otherwise breach, contravene or violate any such effective Contract to which the Company or any Subsidiary of the Company is a party, or (iii) breach, contravene or violate any applicable Law. Without limiting the foregoing, during such period, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, afford the Parent and its Representatives such access to the Company Employees, the Company Property, the assets of the Company and its Subsidiaries and the data, information and records (including data, information and records relating to Company Employees and such monthly reports with respect to the operations of the Company and its Subsidiaries as the Parent may reasonably request) as is reasonably necessary in order for the Parent to observe the Company’s operations, to facilitate the closing of the Arrangement and the transition of the business of the Company and its Subsidiaries to the Parent, including the right to have Representatives of the Parent on-site at the Company’s mines and processing facilities on the Company Property from time to time at the Parent’s request; and instruct the Representatives of the Company and its Subsidiaries to cooperate with the Parent and its Representatives in its exercise of such rights; provided that any such access shall be during normal business hours upon reasonable advance notice to the Company, under the supervision of the Company’s personnel and in such a manner as not to interfere with the conduct of the Company’s business or any other businesses of the Company; provided further that in no event shall Parent or any of its Representatives be permitted to conduct any invasive or subsurface environmental testing, sampling or investigation of any environmental media or building materials, including the mines or processing facilities on the Company Property. All such access shall be at the sole risk of the Parent and its Representatives, and the Parent shall comply with and cause its Representatives to comply with all of the Company’s policies with regard to health and safety while visiting any mines or processing facilities on the Company Property.
(b)	The Parent and the Company acknowledge and agree that information furnished pursuant to this Section 5.14 shall be subject to the terms and conditions of the Confidentiality Agreement.

5.15	Insurance and Indemnification
(a)	Prior to the Effective Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Parent will, or will cause the Company and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that (i) the Parent shall not be required to pay any amounts in respect of such coverage prior to the Effective Time, and (ii) the cost of such policy shall not exceed 400% of the Company’s current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries.
(b)	The Parent agrees that it shall honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of the Company and its Subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.
(c)	If the Company or the Parent or any of their respective successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and shall not be the continuing or surviving corporation or entity; or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns and transferees of the Company or the Parent, as the case may be, shall assume all of the obligations of the Company or the Parent, as applicable, set forth in this Section 5.15.
(d)	The provisions of this Section 5.15 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 5.15 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.
5.16	Parent Charter Amendment

Prior to the Effective Time, and subject to obtaining the Parent Stockholder Approvals, Parent shall file with the Secretary of State of the State of Delaware the Parent Charter Amendment.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived, in whole or in part, with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Company Securityholders at the Company Meeting in accordance with the Interim Order;
(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either the Company or the Parent, each acting reasonably, on appeal or otherwise;
(c)	the Parent Stockholder Approvals shall have been obtained in accordance with the rules of the NYSE (with respect to the Parent Stock Issuance) and the DGCL (with respect to the Parent Charter Amendment) at the Parent Meeting;
(d)	the Parent Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware and be in full force and effect;
(e)	no Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Parent from consummating the Arrangement (including, for the avoidance of doubt, any Law prohibiting the issuance of the Consideration Shares or the Parent Replacement Options without an exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10));
(f)	the distribution of the Consideration Shares and the Parent Replacement Options shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws;
(g)	the Consideration Shares to be issued pursuant to the Arrangement shall have been approved for listing on the NYSE (subject only to official notice of issuance);
(h)	the COFECE Approval shall have been obtained and shall not have been modified or rescinded; and
(i)	this Agreement shall not have been terminated in accordance with its terms.

6.2	Additional Conditions Precedent to the Obligations of the Parent

The obligation of the Parent to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Parent and may be waived by the Parent, in whole or in part, at any time):

(a)	all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects and the Parent shall have received a certificate of the Company addressed to the Parent and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;
(b)	(i) the representations and warranties of the Company set forth in this Agreement (other than as contemplated in clauses (ii) and (iii)) shall be true and correct in all respects, without regard to any materiality or Company Material Adverse Effect qualifications contained in them, as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company set forth in Sections 3.1(a) [Organization and Qualification], 3.1(b) [Authority Relative to this Agreement], 3.1(c)(i)(A)(1) [No Conflict] and 3.1(t)(v) [Absence of Certain Changes or Events – No Company Material Adverse Effect] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time, and (iii) the representations and warranties of the Company set forth in Sections 3.1(d) [Subsidiaries], 3.1(g) [Capitalization and Listing] and 3.1(jj) [Brokers] shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and the Parent shall have received a certificate of the Company addressed to the Parent and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same;
(c)	between the date hereof and the Effective Time, there shall not have occurred a Company Material Adverse Effect that is continuing as of the Effective Time; and
(d)	Dissent Rights shall not have been exercised (or, if exercised, not withdrawn) with respect to more than 5% of the issued and outstanding Company Shares.
6.3	Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Company and may be waived by the Company, in whole or in part, at any time):

(a)	all covenants of the Parent under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Parent in all material respects and the Company shall have received a certificate of the Parent, addressed to the Company and dated the Effective Date, signed on behalf of the Parent by a senior executive officer (on the Parent’s behalf and without personal liability), confirming the same as of the Effective Date;
(b)	(i) the representations and warranties of the Parent set forth in this Agreement (other than as contemplated in clauses (ii) and (iii)) shall be true and correct in all respects, without regard to any materiality or Parent Material Adverse Effect qualifications contained in them, as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Parent Material Adverse Effect; (ii) the representations and warranties of the Parent set forth in Sections 4.1(a) [Organization and Qualification], 4.1(b) [Authority Relative to this Agreement], 4.1(c)(i)(A)(1) [No Conflict], and 4.1(r)(v) [Absence of Certain Changes or Events – No Parent Material Adverse Effect] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time, and (iii) the representations and warranties of the Parent set forth in Sections 4.1(d) [Subsidiaries], 4.1(g) [Capitalization and Listing] and 4.1(ee) [Brokers] shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and the Company shall have received a certificate of the Parent addressed to the Company and dated the Effective Date, signed on behalf of the Parent by a senior executive officer of the Parent (on the Parent’s behalf and without personal liability), confirming the same;
(c)	the Parent shall have deposited, or caused to be deposited, with the Depositary sufficient Parent Shares to satisfy its obligations under Section 2.12, and the Depositary shall have confirmed to the Company its receipt of such Parent Shares;
(d)	between the date hereof and the Effective Time, there shall not have occurred a Parent Material Adverse Effect that is continuing as of the Effective Time; and
(e)	the Company Director Nominees (to the extent they consented to their appointment) shall have been appointed to the Parent Board effective as of the Effective Time.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Parent and the Depositary, all Parent Shares held in escrow by the Depositary pursuant to Section 2.12 shall be released from escrow at the Effective Time without any further act or formality required on the part of any Person.

ARTICLE 7

ADDITIONAL AGREEMENTS OF THE COMPANY REGARDING ACQUISITION PROPOSALS

7.1	Non-Solicitation by the Company
(a)	Except as expressly provided in this Article 7, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.2, the Company shall not, and shall cause its Subsidiaries not to, and shall not authorize any of their respective Representatives to:
(i)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;
(ii)	engage or participate in any discussions or negotiations with any Person (other than the Parent or its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, provided that the Company may (A) advise any Person of the restrictions of this Agreement, (B) clarify the terms of any proposal in order to determine if it may reasonably be expected to result in a Company Superior Proposal, and (C) advise any Person making an Acquisition Proposal that the Company Board has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Company Superior Proposal; or
(iii)	(A) adopt, approve, publicly endorse or publicly recommend or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal, (B) withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (C) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within ten (10) business days after Parent’s written request that the Company or the Company Board of Directors do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to Parent, such rejection of such Acquisition Proposal) and reaffirm the Company Board Recommendation within such ten (10) business day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last ten (10) days prior to the then-scheduled Company Meeting, fail to take the actions referred to in this clause (iii), with references to the applicable ten (10) business day period being replaced with three (3) business days), (D) fail to include the Company Board Recommendation in the Company Circular, (E) approve or authorize, or cause or permit the Company or any Company subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an acceptable confidentiality agreement entered into in accordance with Section 7.3(d)) of (F) commit or agree to do any of the foregoing (any act described in clauses (A), (B), (C), (D) or (E) or (F) (to the extent related to the foregoing clauses (A), (B), (C), (D) or (E)) a “Company Change in Recommendation”).

(b)	The Company shall, and shall cause its Subsidiaries and direct their respective Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the Parent or its affiliates) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal and, in connection therewith, the Company will discontinue access to any of its and its Subsidiaries’ confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise, in each case, except as permitted by this Agreement) and shall as promptly as reasonably practicable request, and use commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise rights that they have) to require the return or destruction of all confidential information regarding the Company and its Subsidiaries provided in the preceding 12-month period in connection therewith (to the extent such information has not already been returned or destroyed and shall use its commercially reasonable efforts to confirm that such requests are complied with in accordance with the terms of such rights). The Company shall not, and shall not authorize or permit any of its Subsidiaries to, directly or indirectly, amend, modify or release any third party from any confidentiality, non-solicitation or standstill agreement (or standstill provisions contained in any such agreement) to which such third party is a party (it being understood that the automatic termination or release of any standstill provisions contained in any such agreements as a result of the entering into or announcement of this Agreement shall not be a violation of this Section 7.1(b), or terminate, modify, amend or waive the terms thereof).
(c)	For the avoidance of doubt, any violation of the restrictions set forth in this Section 7.1 by the Company Board (including any committee thereof), by any of the Company’s officers, by any of the Company’s other affiliates or by any of their respective Representatives shall be a breach of this Section 7.1 by the Company.

7.2	Notification of Acquisition Proposals

If the Company or any of its Subsidiaries or any of their respective Representatives receives (x) any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal or (y) any request for non-public information relating to the Company or any of its Subsidiaries or access to the properties, books or records of the Company or any Subsidiary in connection with any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, then the Company shall promptly notify the Parent orally and then as soon as reasonably practicable thereafter (and, in any event, within twenty-four (24) hours) in writing of such Acquisition Proposal, inquiry, proposal, offer or request and shall indicate the identity of the Person or group of Persons making such proposal, inquiry or contact and all material terms and conditions thereof and shall provide a copy of any such Acquisition Proposal, inquiry, proposal, offer or request and unredacted copies of all material written communications (and a summary of all substantive discussions) related thereto. The Company shall keep the Parent promptly (and in any event within 24 hours) informed of the status, including any change to the material terms, of any such Acquisition Proposal, inquiry, proposal, offer or request. The Company agrees that it will not, directly or indirectly, enter into any agreement with any Person which directly or indirectly prohibits the Company from providing any information to the Parent in accordance with, or otherwise complying with, this Article 7.

7.3	Responding to Acquisition Proposals

Notwithstanding Section 7.1, if, prior to the approval of the Arrangement Resolution by the Company Securityholders, the Company receives a bona fide written Acquisition Proposal, the Company may (x) engage in or participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal, and (y) provide such Person or group of Persons non-public information relating to the Company or any of its Subsidiaries or access to the properties, books or records of the Company or any Subsidiary, if and only if:

(a)	the Company Board first determines, in good faith after consultation with the Company’s legal and financial advisors, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Company Superior Proposal and has provided the Parent with written notice of such determination;
(b)	the Company Board first determines, in good faith after consultation with the Company’s legal and financial advisors, that the failure to participate in such discussions or negotiations or to disclose such non-public information to such third party would be inconsistent with its fiduciary duties under applicable Law;
(c)	such Acquisition Proposal did not result from a breach of Section 7.1 by the Company in any material respect; and
(d)	prior to providing any such copies, access or disclosures, (i) the Company enters into a confidentiality agreement with such Person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms not materially less stringent than the Confidentiality Agreement, (ii) the Company provides the Parent with a true, complete and final executed copy of such confidentiality agreement, and (iii) any such copies, access or disclosure provided to such Person shall have already been or shall concurrently be provided to the Parent.

7.4	Superior Proposals and Right to Match
(a)	Notwithstanding any other provision of this Agreement, if, prior to the approval of the Arrangement Resolution by the Company Securityholders, the Company receives a written Acquisition Proposal that the Company Board (after consultation from the Company’s legal and financial advisors) determines in good faith constitutes a Company Superior Proposal, the Company Board may make a Company Change in Recommendation and/or enter into a definitive agreement (a “Company Proposed Agreement”) with respect to such Company Superior Proposal if and only if:
(i)	such Acquisition Proposal did not result from a breach of Section 7.1 by the Company in any material respect;
(ii)	prior to making a Company Change in Recommendation and/or entering into a Company Proposed Agreement, the Company has provided the Parent with a notice in writing (a “Superior Proposal Notice”), which notice shall contain (A) a statement as to the intention of the Company Board to determine such Acquisition Proposal constitutes a Company Superior Proposal, (B) the value in financial terms that the Company Board has determined should be ascribed to any non-cash consideration offered under such Company Superior Proposal, (C) a copy of any Company Proposed Agreement relating to such Company Superior Proposal, and (D) copies of any material financing documents provided to the Company in connection therewith (with customary redactions);
(iii)	at least five business days (the “Matching Period”) shall have elapsed from the date that the Parent received the Superior Proposal Notice from the Company;
(iv)	during the Matching Period, the Parent shall have had the opportunity (but not the obligation) to amend the terms of the Arrangement in accordance with Section 7.4(b);
(v)	after the Matching Period, the Company Board (after consultation with the Company’s legal and financial advisors) has determined in good faith that such Acquisition Proposal continues to constitute a Company Superior Proposal compared to any proposed amendments to the terms of the Arrangement by the Parent; and
(vi)	prior to or concurrently with entering into such Company Proposed Agreement, the Company shall have terminated this Agreement pursuant to Section 9.2(a)(iv)(C) and shall have paid to the Parent the Company Termination Payment pursuant to Section 9.4(c)(ii).

(b)	The Company acknowledges and agrees that, during the Matching Period, (i) the Parent shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement, (ii) the Company shall negotiate in good faith with the Parent to enable the Parent to make such amendments to the terms of the Arrangement as would enable the Parent to proceed with the Arrangement and any related transactions on such amended terms, and (iii) the Company Board shall review any proposal by the Parent to amend the terms of the Arrangement in order to determine in good faith whether such proposal would result in the Acquisition Proposal previously constituting a Company Superior Proposal ceasing to constitute a Company Superior Proposal compared to the proposed amendments to the terms of the Arrangement. If the Company Board determines that such Acquisition Proposal would cease to constitute a Company Superior Proposal as compared to the proposed amendments to the terms of the Arrangement, the Company and the Parent will promptly amend this Agreement and the Plan of Arrangement to reflect such proposed amendments.
(c)	The Company Board shall promptly reaffirm the Company Board Recommendation by press release after: (i) any Acquisition Proposal which the Company Board determines not to constitute a Company Superior Proposal is publicly announced; or (ii) the Company Board determines that a proposed amendment to the terms of the Arrangement pursuant to Section 7.4(b) would result in any Acquisition Proposal which has been publicly announced no longer constituting a Company Superior Proposal. The Parent and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.
(d)	Nothing contained in this Agreement shall prohibit the Company Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Company Superior Proposal if: (i) in the good faith judgment of the Company Board, after consultation with outside legal counsel, failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company provides each of the Parent and its legal counsel with a reasonable opportunity to review and comment on the form and content of any such disclosure, including but not limited to the directors’ circular or otherwise, and (iii) the Company considers all reasonable amendments to such disclosure as requested by the Parent and its legal counsel, acting reasonably. Nothing in this Agreement shall prevent the Company Board from (i) calling and holding a meeting of Company Shareholders requisitioned by Company Shareholders in accordance with the BCBCA, or (ii) calling and holding a meeting of Company Shareholders ordered to be held by a court in accordance with Law.
(e)	Each successive amendment or modification of any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof, shall constitute a new Acquisition Proposal for the purposes of this Section 7.4 (except that the Matching Period in respect of any such successive amendment or modification shall be two business days).

ARTICLE 8

ADDITIONAL AGREEMENTS OF THE PARENT REGARDING ACQUISITION PROPOSALS

8.1	Non-Solicitation by the Parent
(a)	Except as expressly provided in this Article 8, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.2, the Parent shall not, and shall cause its Subsidiaries not to, and shall not authorize any of their respective Representatives to:
(i)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Parent or any of its Subsidiaries) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;
(ii)	engage or participate in any discussions or negotiations with any Person (other than the Company or its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, provided that the Parent may (A) advise any Person of the restrictions of this Agreement, (B) clarify the terms of any proposal in order to determine if it may reasonably be expected to result in a Parent Superior Proposal, and (C) advise any Person making an Acquisition Proposal that the Parent Board has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Parent Superior Proposal; or
(iii)	(A) adopt, approve, publicly endorse or publicly recommend or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal, (B) withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation, (C) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within ten (10) business days after the Company’s written request that the Parent or the Parent Board of Directors do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to Company, such rejection of such Acquisition Proposal) and reaffirm the Parent Board Recommendation within such ten (10) business day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last ten (10) days prior to the then-scheduled Parent Meeting, fail to take the actions referred to in this clause (iii), with references to the applicable ten (10) business day period being replaced with three (3) business days), (D) fail to include the Parent Board Recommendation in the Parent Proxy Statement, (E) approve or authorize, or cause or permit the Parent or any Parent subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an acceptable confidentiality agreement entered into in accordance with Section 8.3(d)) of (F) commit or agree to do any of the foregoing (any act described in clauses (A), (B), (C), (D) or (E) or (F) (to the extent related to the foregoing clauses (A), (B), (C), (D) or (E)) a “Parent Change in Recommendation”).

(b)	The Parent shall, and shall cause its Subsidiaries and direct their respective Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the Company or its affiliates) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal and, in connection therewith, the Parent will discontinue access to any of its and its Subsidiaries’ confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise, in each case, except as permitted by this Agreement) and shall as promptly as reasonably practicable request, and use commercially reasonable efforts to exercise all rights it has (or cause its Subsidiaries to exercise rights that they have) to require the return or destruction of all confidential information regarding the Parent and its Subsidiaries provided in the preceding 12-month period in connection therewith (to the extent such information has not already been returned or destroyed and shall use its commercially reasonable efforts to confirm that such requests are complied with in accordance with the terms of such rights). The Parent shall not, and shall not authorize or permit any of its Subsidiaries to, directly or indirectly, amend, modify or release any third party from any confidentiality, non-solicitation or standstill agreement (or standstill provisions contained in any such agreement) to which such third party is a party (it being understood that the automatic termination or release of any standstill provisions contained in any such agreements as a result of the entering into or announcement of this Agreement shall not be a violation of this Section 8.1(b)), or terminate, modify, amend or waive the terms thereof.
(c)	For the avoidance of doubt, any violation of the restrictions set forth in this Section 8.1 by the Parent Board (including any committee thereof), by any of the Parent’s officers, by any of the Parent’s other affiliates or by any of their respective Representatives shall be a breach of this Section 8.1 by the Parent.
8.2	Notification of Acquisition Proposals

If the Parent or any of its Subsidiaries or any of their respective Representatives receives (x) any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal or (y) any request for non-public information relating to the Parent or any of its Subsidiaries or access to the properties, books or records of the Parent or any Subsidiary in connection with any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, then the Parent shall promptly notify the Company orally and then as soon as reasonably practicable thereafter (and, in any event, within twenty-four (24) hours) in writing of such Acquisition Proposal, inquiry, proposal, offer or request and shall indicate the identity of the Person or group of Persons making such proposal, inquiry or contact and all material terms and conditions thereof and shall provide a copy of any such Acquisition Proposal, inquiry, proposal, offer or request and unredacted copies of all material written communications (and a summary of all substantive discussions) related thereto. The Parent shall keep the Company promptly (and in any event within 24 hours) informed of the status, including any change to the material terms, of any such Acquisition Proposal, inquiry, proposal, offer or request. The Parent agrees that it will not, directly or indirectly, enter into any agreement with any Person which directly or indirectly prohibits the Parent from providing any information to Company in accordance with, or otherwise complying with, this Article 8.

8.3	Responding to Acquisition Proposals

Notwithstanding Section 8.1, if, prior to the Parent Stockholder Approvals, the Parent receives a bona fide written Acquisition Proposal, the Parent may (x) engage in or participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal, and (y) provide such Person or group of Persons non-public information relating to the Parent or any of its Subsidiaries or access to the properties, books or records of the Parent or any Subsidiary, if and only if:

(a)	the Parent Board first determines, in good faith after consultation with the Parent’s legal and financial advisors, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Parent Superior Proposal and has provided the Company with written notice of such determination;
(b)	the Parent Board first determines, in good faith after consultation with the Parent’s legal and financial advisors, that the failure to participate in such discussions or negotiations or to disclose such non-public information to such third party would be inconsistent with its fiduciary duties under applicable Law;
(c)	such Acquisition Proposal did not result from a breach of Section 8.1 by the Parent in any material respect; and
(d)	prior to providing any such copies, access or disclosures, (i) the Parent enters into a confidentiality agreement with such Person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms not materially less stringent than the Confidentiality Agreement, (ii) the Parent provides the Company with a true, complete and final executed copy of such confidentiality agreement, and (iii) any such copies, access or disclosure provided to such Person shall have already been or shall concurrently be provided to the Company.
8.4	Superior Proposals and Right to Match
(a)	Notwithstanding any other provision of this Agreement, if, prior to the Parent Stockholder Approvals, the Parent receives a written Acquisition Proposal that the Parent Board (after consultation with the Parent’s legal and financial advisors) determines in good faith constitutes a Parent Superior Proposal, the Parent Board may make a Parent Change in Recommendation and/or enter into a definitive agreement (a “Parent Proposed Agreement”) with respect to such Parent Superior Proposal if and only if:

(i)	such Acquisition Proposal did not result from a breach of Section 8.1 by the Parent in any material respect;
(ii)	prior to making a Parent Company Change in Recommendation and/or entering into a Parent Proposed Agreement, the Parent has provided the Company with a notice in writing (a “Parent Superior Proposal Notice”), which notice shall contain (A) a statement as to the intention of the Parent Board to determine such Acquisition Proposal constitutes a Parent Superior Proposal, (B) the value in financial terms that the Parent Board has determined should be ascribed to any non-cash consideration offered under such Parent Superior Proposal, (C) a copy of any Parent Proposed Agreement relating to such Parent Superior Proposal, and (D) copies of any material financing documents provided to the Parent in connection therewith (with customary redactions);
(iii)	at least five business days (the “Parent Matching Period”) shall have elapsed from the date that the Company received the Parent Superior Proposal Notice from the Parent;
(iv)	during the Parent Matching Period, the Company shall have had the opportunity (but not the obligation) to amend the terms of the Arrangement in accordance with Section 8.4(b);
(v)	after the Parent Matching Period, the Parent Board (after consultation with the Parent’s legal and financial advisors) has determined in good faith that such Acquisition Proposal continues to constitute a Parent Superior Proposal compared to any proposed amendments to the terms of the Arrangement by the Company; and
(vi)	prior to or concurrently with entering into such Parent Proposed Agreement, the Parent shall have terminated this Agreement pursuant to Section 9.2(a)(iii)(C) and shall have paid to the Company the Parent Termination Payment pursuant to Section 9.4(e)(ii).
(b)	The Parent acknowledges and agrees that, during the Parent Matching Period, (i) the Company shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement, (ii) the Parent shall negotiate in good faith with the Company to enable the Company to make such amendments to the terms of the Arrangement as would enable the Parent to proceed with the Arrangement and any related transactions on such amended terms, and (iii) the Parent Board shall review any proposal by the Parent to amend the terms of the Arrangement in order to determine in good faith whether such proposal would result in the Acquisition Proposal previously constituting a Parent Superior Proposal ceasing to constitute a Parent Superior Proposal compared to the proposed amendments to the terms of the Arrangement. If the Parent Board determines that such Acquisition Proposal would cease to constitute a Parent Superior Proposal as compared to the proposed amendments to the terms of the Arrangement, the Parent and the Company will promptly amend this Agreement and the Plan of Arrangement to reflect such proposed amendments.

(c)	The Parent Board shall promptly reaffirm the Parent Board Recommendation by press release after: (i) any Acquisition Proposal which the Parent Board determines not to constitute a Parent Superior Proposal is publicly announced; or (ii) the Parent Board determines that a proposed amendment to the terms of the Arrangement pursuant to Section 8.4(b) would result in any Acquisition Proposal which has been publicly announced no longer constituting a Parent Superior Proposal. The Company and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Parent, acting reasonably.
(d)	Nothing in this Agreement shall prevent the Parent Board from (i) calling and holding a meeting of the Parent Stockholders requisitioned by the Parent Stockholders in accordance the Parent’s constating documents, (ii) calling and holding a meeting of the Parent Stockholders ordered to be held by a court in accordance with Law, (iii) disclosing to the Parent Stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Parent Proxy Statement by applicable laws, and (iv) making any “stop, look and listen” communication to the Parent Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or any similar statement in response to any publicly disclosed Acquisition Proposal; provided that any “stop, look and listen” statement, or any such similar statement also includes an express reaffirmation of the Parent Board Recommendation.
(e)	Each successive amendment or modification of any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Parent Stockholders or other material terms or conditions thereof, shall constitute a new Acquisition Proposal for the purposes of this Section 8.4 (except that the Matching Period in respect of any such successive amendment or modification shall be two business days).

ARTICLE 9

TERM, TERMINATION, AMENDMENT AND WAIVER

9.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

9.2	Termination
(a)	This Agreement may be terminated at any time prior to the Effective Time:
(i)	by mutual written agreement of the Company and the Parent;

(ii)	by either the Company or the Parent, if:
(A)	the Effective Time shall not have occurred on or before May 19, 2025 (the “Initial Outside Date” and as may be extended pursuant to this Section 9.2(a)(ii)(A), the “Outside Date”)); provided, however, that if (x) the Effective Time has not occurred by such date by reason of nonsatisfaction of the condition set forth in Section 6.1(h) and (y) all other conditions in Article VI have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the Effective Time, each of which is capable of being satisfied at the Effective Time) or (to the extent permitted by law) waived, the Outside Date will be August 19, 2025; provided, further that the right to terminate this Agreement under this Section 9.2(a)(ii)(A) shall not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;
(B)	after the date hereof, there shall have been enacted, made or enforced any applicable Law (or any applicable Law shall have been amended) that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins the Company or the Parent from consummating the Arrangement and such applicable Law, prohibition or enjoinment shall have become final and non-appealable;
(C)	the Company Securityholder Approval shall not have been obtained at the Company Meeting (or any adjournment(s) or postponement(s) thereof) in accordance with the Interim Order, except that the right to terminate this Agreement under this Section 9.2(a)(ii)(C) shall not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties in any material respect under this Agreement has been the cause of, or resulted in, the failure to receive the Company Securityholder Approval; or
(D)	the Parent Stockholder Approvals shall not have been obtained at the Parent Meeting (or any adjournment(s) or postponement(s) thereof) in accordance with applicable Law, except that the right to terminate this Agreement under this Section 9.2(a)(ii)(D) shall not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties in any material respect under this Agreement has been the cause of, or resulted in, the failure to receive the Parent Stockholder Approvals; or

(iii)	by the Parent, if:
(A)	(1) there is a Company Change in Recommendation or (2) the Company shall have breached Section 7.1 in any material respect;
(B)	subject to compliance with Section 9.3, (x) a breach of any representation or warranty, or (y) failure to perform any covenant or agreement on the part of the Company set forth in this Agreement (other than Section 7.1), in each case, shall have occurred that would cause the conditions set forth in Sections 6.1 or 6.2 not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date; provided that the Parent is not then in breach of this Agreement so as to cause any condition in Sections 6.1 or 6.3 not to be satisfied; or
(C)	prior to the Parent Stockholder Approvals, the Parent wishes to enter into a Parent Proposed Agreement with respect to a Parent Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 8.3); provided that the Parent is then in compliance with Article 8 in all material respects and that, prior to or concurrently with such termination, the Parent pays the Parent Termination Payment pursuant to Section 9.4(e); or
(iv)	by the Company, if:
(A)	(1) there is a Parent Change in Recommendation or (2) the Parent shall have breached Section 8.1 in any material respect;
(B)	subject to compliance with Section 9.3, (x) a breach of any representation or warranty, or (y) failure to perform any covenant or agreement on the part of the Parent set forth in this Agreement (other than in Section 8.1), in each case, shall have occurred that would cause the conditions set forth in Sections 6.1 or 6.3 not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date; provided that the Company is not then in breach of this Agreement so as to cause any condition in Sections 6.1 or 6.2 not to be satisfied; or
(C)	prior to the approval of the Arrangement Resolution, the Company wishes to enter into a Proposed Agreement with respect to a Company Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.3); provided that the Company is then in compliance with Article 7 in all material respects and that, prior to or concurrently with such termination, the Company pays the Company Termination Payment pursuant to Section 9.4(c).
(b)	The Party desiring to terminate this Agreement pursuant to this Section 9.2 (other than pursuant to Section 9.2(a)(i)) shall give notice of such termination to the other

Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)	If this Agreement is terminated pursuant to Section 9.1 or Section 9.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that: (i) in the event of termination under Section 9.1 as a result of the Effective Time occurring, the provisions of this Section 9.2(c) and Sections 5.12, 5.15, 10.2, 10.3 and 10.11 and all related definitions set forth in Section 1.1 shall survive for a period of six (6) years thereafter; and (ii) in the event of termination under Section 9.2, the provisions of this Section 9.2(c) and Sections 5.12, 5.15, 9.4, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive indefinitely; provided that, subject to Section 9.4(f), neither Party shall be relieved or released from any liabilities or damages arising out of fraud or wilful breach by it of any provision of this Agreement.
9.3	Notice and Cure
(a)	Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement in accordance with its terms and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:
(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect from the date hereof to the Effective Time; or
(ii)	result in the failure to comply with or satisfy any agreement, covenant or condition to be complied with or satisfied by such Party hereunder prior to the Effective Time,

provided, however, that the delivery of any notice pursuant to this Section 9.3 shall not limit or otherwise affect the representations, warranties, covenants and agreements of the Parties (or remedies available hereunder to the Party receiving that notice) or the conditions to the obligations of the Parties under this Agreement.

(b)	No Party may elect to terminate this Agreement pursuant to the conditions set forth herein or any termination right arising therefrom under Section 9.2(a)(iii)(B) or Section 9.2(a)(iv)(B), as applicable, and no payments are payable as a result of such termination pursuant to Section 9.4 unless, prior to the Effective Date, the Party seeking to terminate this Agreement has delivered a written notice to the other Party indicating its intention to terminate this Agreement specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for termination. After delivering such notice, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the earlier of the Outside Date and the expiration of a period of fifteen (15) business days from the date of such notice. If such notice is delivered prior to the date of the Company Meeting, the Company may postpone or adjourn the Company Meeting to the earlier of a date that is five business days prior to the Outside Date and the date that is fifteen (15) business days following the delivery of such notice.

9.4	Termination Payments
(a)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses, whether or not the Arrangement is consummated.
(b)	For the purposes of this Agreement, “Company Termination Payment Event” means the termination of this Agreement:
(i)	by the Parent pursuant to Section 9.2(a)(iii)(A) [Company Change in Recommendation or Material Breach of Non-Solicitation];
(ii)	by the Company pursuant to Section 9.2(a)(iv)(C) [Company Superior Proposal]; or
(iii)	by either Party pursuant to Section 9.2(a)(ii)(A) [Outside Date] or by either Party pursuant to Section 9.2(a)(ii)(C) [Company Securityholder Approval] or by the Parent pursuant to Section 9.2(a)(iii)(B) [Company Breach of Representations and Warranties or Covenants], but, in each case, only if (A) prior to such termination, a bona fide Acquisition Proposal in respect of the Company shall have been made to the Company and publicly announced by any Person making the Acquisition Proposal (other than the Parent or its affiliates), (B) such Acquisition Proposal has not expired or been withdrawn at least five business days prior to the Company Meeting, and (C) within 12 months following the date of such termination, either (1) the Company or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal other than a confidentiality agreement permitted by Section 7.3 (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clauses (A) and (B) above) and such Acquisition Proposal is subsequently consummated (whether or not within such 12-month period), or (2) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clauses (A) and (B) above) is consummated (and, for purposes of this Section 9.4(b)(iii), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1, except that any reference to “20%” therein shall be deemed to be a reference to “50%”).
(c)	If a Company Termination Payment Event occurs, the Company shall pay the Company Termination Payment to the Parent, or as the Parent may direct, as liquidated damages in consideration for the loss of the Parent’s rights under this Agreement, by wire transfer of immediately available funds, as follows:

(i)	if the Company Termination Payment is payable pursuant to Section 9.4(b)(i), the Company Termination Payment shall be payable within two (2) business days following such termination;
(ii)	if the Company Termination Payment is payable pursuant to Section 9.4(b)(ii), the Company Termination Payment shall be payable prior to or concurrently with such termination; or
(iii)	if the Company Termination Payment is payable pursuant to Section 9.4(b)(iii), the Company Termination Payment shall be payable concurrently with the consummation of the Acquisition Proposal referred to therein.
(d)	For purposes of this Agreement, “Parent Termination Payment Event” means the termination of this Agreement:
(i)	by the Company pursuant to Section 9.2(a)(iv)(A) [Parent Change in Recommendation or Material Breach of Non-Solicitation];
(ii)	by the Parent pursuant to Section 9.2(a)(iii)(C) [Parent Superior Proposal]; or
(iii)	by either Party pursuant to Section 9.2(a)(ii)(A) [Outside Date] or by either Party pursuant to Section 9.2(a)(ii)(D) [Parent Stockholder Approvals] or by the Company pursuant to Section 9.2(a)(iv)(B) [Parent Breach of Representations and Warranties or Covenants], but, in each case, only if (A) prior to such termination, a bona fide Acquisition Proposal in respect of the Parent shall have been made to the Parent and publicly announced by any Person making the Acquisition Proposal (other than the Company or its affiliates), (B) such Acquisition Proposal has not expired or been withdrawn at least five business days prior to the Parent Meeting, and (C) within 12 months following the date of such termination, either (1) the Parent or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal other than a confidentiality agreement permitted by Section 8.3 (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clauses (A) and (B) above) and such Acquisition Proposal is subsequently consummated (whether or not within such 12-month period), or (2) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clauses (A) and (B) above) is consummated (and, for purposes of this Section 9.4(d)(iii), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1, except that any reference to “20%” therein shall be deemed to be a reference to “50%”).
(e)	If a Parent Termination Payment Event occurs, the Parent shall pay the Parent Termination Payment to the Company, or as the Company may direct, as liquidated damages in consideration for the loss of the Company’s rights under this Agreement, by wire transfer of immediately available funds, as follows:

(i)	if the Parent Termination Payment is payable pursuant to Section 9.4(d)(i), the Parent Termination Payment shall be payable within two (2) business days following such termination;
(ii)	if the Parent Termination Payment is payable pursuant to Section 9.4(d)(ii), the Parent Termination Payment shall be payable prior to or concurrently with such termination; or
(iii)	if the Parent Termination Payment is payable pursuant to Section 9.4(d)(iii), the Parent Termination Payment shall be payable concurrently with the consummation of the Acquisition Proposal referred to therein.
(f)	In the event that either Party terminates this Agreement pursuant to Section 9.2(a)(ii)(C) [Company Securityholder Approval], and no Company Change in Recommendation has occurred, the Company shall reimburse the Parent in respect of the reasonable and documented expenses of the Parent’s third party Representatives incurred in respect of the Arrangement and this Agreement up to a maximum amount of $17,000,000. Such reimbursement shall be made by wire transfer in immediately available funds within three business days following such termination to an account specified by the Parent. Each of the Parties hereby acknowledges that in the event the Company Termination Payment is paid by the Company in accordance with Section 9.4(b), this Section 9.4(f) shall not apply and no reimbursement under this Section 9.4(f) shall be payable by the Company.
(g)	In the event that either Party terminates this Agreement pursuant to Section 9.2(a)(ii)(D) [Parent Stockholder Approvals], and no Parent Change in Recommendation has occurred, the Parent shall reimburse to the Company in respect of the reasonable and documented expenses of the Company’s third party Representatives incurred in respected of the Arrangement and this Agreement up to a maximum amount of $17,000,000. Such reimbursement shall be made by wire transfer in immediately available funds within three business days following such termination to an account specified by the Company. Each of the Parties hereby acknowledges that in the event the Parent Termination Payment is paid by the Parent in accordance with Section 9.4(d), this Section 9.4(g) shall not apply and no reimbursement under this Section 9.4(g) shall be payable by the Parent.
(h)	Each of the Parties acknowledges that the agreements contained in this Section 9.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 9.4 are payments in consideration for the disposition of rights of the Party entitled to receive such payments, and that the amounts set out in this Section 9.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, (a) upon any termination of this Agreement under circumstances where the Parent is entitled to the Company Termination Payment and the Company Termination Payment is paid in full, such payment shall be the sole and exclusive remedy of the Parent in respect of the event giving rise to such payment and the Parent shall be precluded from any other remedy against the Company at Law or in equity or otherwise (including damages, injunctive relief or specific performance) and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby, and (b) upon any termination of this Agreement under circumstances where the Company is entitled to the Parent Termination Payment and the Parent Termination Payment is paid in full, such payment shall be the sole and exclusive remedy of the Company in respect of the event giving rise to such payment and the Company shall be precluded from any other remedy against the Parent at Law or in equity or otherwise (including damages, injunctive relief or specific performance) and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Parent or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby; provided, however, that the foregoing limitations shall not apply in the event of fraud or a wilful breach by the Company or the Parent of their respective obligations under this Agreement, as applicable. For clarity, nothing contained in this Section 9.4(f) shall preclude the Company or the Parent from seeking injunctive relief against the other party in accordance with Section 10.4 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

(i)	For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Payment on more than one occasion and in no event shall the Parent be obligated to pay the Parent Termination Payment on more than one occasion.
9.5	Amendment

Subject to the provisions of the Interim Order and Final Order and applicable Laws, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Securityholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;
(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and
(d)	waive compliance with or modify any mutual conditions precedent herein contained.
9.6	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party or Parties to be bound by the waiver. A Party’s failure or delay in exercising any right or remedy under this Agreement will not operate as a waiver of such right or remedy. A single or partial exercise of any right or remedy will not preclude a Party from any other or further exercise of that right or the exercise of any other right or remedy.

ARTICLE 10

GENERAL PROVISIONS

10.1	Privacy

Each Party shall comply with applicable Privacy Laws in the course of collecting, using and disclosing Personal Information in connection with the transactions contemplated by this Agreement (the “Transaction Personal Information”). Prior to the Effective Date, the Parent shall not use or disclose Transaction Personal Information for any purposes other than those related to determining if it shall proceed with the transactions contemplated by this Agreement, the performance of this Agreement, or the consummation of the transactions contemplated by this Agreement. If the Parent completes the transactions contemplated by this Agreement, the Parent shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information for purposes other than those for which such Transaction Personal Information was collected by the Company or for which subsequent consent was obtained by the Company prior to the Effective Date. The Parent shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. The Parent shall cause its advisors to observe the terms of this Section 10.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, the Parent shall promptly deliver to the Company all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Parent. Following the completion of the transactions contemplated by this Agreement, the Parent shall provide written notice to all individuals who are the subject of any Personal Information that their information has been disclosed in connection with the Arrangement.

10.2	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day then the notice shall be deemed to have been given and received on the next business day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to the Parent, Parent Canadian Sub or Parent U.S. Sub:

Coeur Mining, Inc.

200 South Wacker Drive, Suite 2100

Chicago, IL 60606

United States

Attention: Mitchell J. Krebs

Email:

with a copy (which shall not constitute notice) to:

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Attention: Kari MacKay / Hari Marcovici

Email: kmackay@goodmans.ca / hmarcovici@goodmans.ca

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166-0193

Attention: Steven Shoemate

Email: SShoemate@gibsondunn.com

(b)	if to the Company or Company Mexican Sub:

SilverCrest Metals Inc.

Suite 501, 570 Granville Street

Vancouver, British Columbia, V6C 3P1

Attention: N. Eric Fier

Email:

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

Suite 2200, 885 West Georgia Street

Vancouver, British Columbia V6C 3E8

Attention: Jen Hansen

Email: jhansen@cassels.com

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Adam Givertz

Email: agivertz@paulweiss.com

10.3	Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.4	Injunctive Relief

Prior to the termination of this Agreement in accordance with Section 9.2 and subject to Section 9.4(h), the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties acknowledge and agree that, in order to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the obligations of the Parent pursuant to Section 2.12), the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Prior to the termination of this Agreement in accordance with Section 9.2 and subject to Section 9.4(h), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties. The Parties acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor the Parent would have entered into this Agreement.

10.5	Time of Essence

Time shall be of the essence in this Agreement.

10.6	Entire Agreement, Binding Effect

This Agreement (including the exhibits and schedules hereto and the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this

Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder.

10.7	No Liability

No director or officer of the Parent shall have any personal liability whatsoever to the Company under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of the Parent. No director or officer of the Company shall have any personal liability whatsoever to the Parent under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company.

10.8	Further Assurances

Each Party shall use commercially reasonable efforts do all such things and provide reasonable assurances as may be required to consummate the Arrangement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

10.9	Assignment and Enurement

The Parent may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, its wholly-owned Subsidiary, provided that if such assignment and/or assumption takes place, the Parent shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly-owned Subsidiary of the Parent. This Agreement shall not be otherwise assignable by any Party without the prior written consent of the other Party hereto. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

10.10	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.11	No Third Party Beneficiaries

The provisions of Section 5.15 are: (i) intended for the benefit of all present and former directors and officers of the Company and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representations (collectively, the “Third Party Beneficiaries”) and the Company shall hold the rights and benefits of Section 5.15 in trust for and on behalf of the Third Party Beneficiaries and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and

(ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except for the rights of the Company Shareholders to receive the consideration for their Company Shares following the Effective Time pursuant to the Arrangement, and the rights of Third Party Beneficiaries under Section 5.15, which rights are hereby acknowledged and agreed by the Parties, this Agreement is not intended to confer any rights or remedies upon any Person other than the Parties.

10.12	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

COEUR MINING, INC.

By:	/s/ Mitchell J Krebs
	Name:	Mitchell J. Krebs
	Title:	Chairman, President and Chief Executive Officer

1504648 B.C. UNLIMITED LIABILITY COMPANY

By:	/s/ Mitchell J Krebs
	Name:	Mitchell J. Krebs
	Title:	President

COEUR ROCHESTER INC.

By:	/s/ Mitchell J Krebs
	Name:	Mitchell J. Krebs
	Title:	President

SILVERCREST METALS INC.

By:	/s/ N. Eric Fier
	Name:	N. Eric Fier
	Title:	Chief Executive Officer

COMPANIA MINERA LA LLAMARADA, S.A. DE C.V.

By:	/s/ N. Eric Fier
	Name:	N. Eric Fier
	Title:	President

SCHEDULE A

PLAN OF ARRANGEMENT

(Please see attached.)

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires:

“Amalco” has the meaning given to it in Section 2.3(k);

“Amalco Shares” means the common shares in the authorized share structure of Amalco;

“Amalco Directors” means Mitchell J. Krebs, Thomas S. Whelan and Anne Beckelheimer;

“Amalco Officers” means Mitchell J. Krebs as President, Michael Routledge as Vice President, Casey M. Nault as Corporate Secretary, Emilie Schouten as Vice President, Kenneth J. Watkinson as Vice President, Anne Beckelheimer as Treasurer, Kyle J. Swanson as Assistant Secretary and Brad Vujtech as Assistant Treasurer;

“Amalgamation” has the meaning given to it in Section 2.3(k);

“Applicable Federal Rate” means the interest rate provided for under Section 1274(d) of the U.S. Tax Code;

“Arrangement” means the arrangement of Company under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, this Plan of Arrangement, or made at the direction of the Court in the Final Order (with the prior written consent of both Company and Parent, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated October 3, 2024 among Parent, Parent Canadian Sub, Parent U.S. Sub, Company Mexican Sub and Company to which this Plan of Arrangement is attached as Schedule A, including all schedules annexed thereto, together with the Company Disclosure Letter and the Parent Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Company Securityholders approving the Plan of Arrangement, which is to be considered and, if thought fit, passed at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification,

condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction or decision having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Bullion” means all gold bullion and silver bullion, whether finished goods produced by or on behalf of Company and its affiliates or acquired from third parties;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in New York, New York, Mexico City, Mexico, or Vancouver, British Columbia;

“Company” means SilverCrest Metals Inc., a corporation existing under the laws of the Province of British Columbia;

“Company Canadian Sub” means NorCrest Metals Inc., a corporation existing under the laws of the Province of British Columbia, Canada, that is a direct wholly owned subsidiary of the Company;

“Company Canadian Sub Shares” means the common shares in the authorized share structure of Company Canadian Sub;

“Company DSU Plan” means the deferred share unit plan of Company effective December 19, 2019;

“Company DSUs” means the outstanding deferred share units granted under the Company DSU Plan and the Company Share Unit Plan;

“Company Equity Incentive Plans” means, collectively, the Company Share Unit Plan, the Company Option Plans and the Company DSU Plan;

“Company Incentive Awards” means, collectively, the Company DSUs, Company RSUs, Company Options and Company PSUs;

“Company Loan” has the meaning given to it in Section 2.3(c);

“Company Meeting” means the special meeting of Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by Parent;

“Company Mexican Sub” means Compañía Minera La Llamarada, S.A. de C.V., a company existing under the laws of Mexico that is an indirect wholly owned subsidiary of Company;

“Company Optionholder” means a holder of Company Options;

“Company Option Plans” means, collectively, the New Company Option Plan and the Legacy Company Option Plan;

“Company Options” means the outstanding options to purchase Company Shares granted under the Company Option Plans;

“Company PSUs” means the outstanding performance share units granted under the Company Share Unit Plan;

“Company RSUs” means the outstanding restricted share units granted under the Company Share Unit Plan;

“Company Securityholders” means the Company Shareholders and the Company Optionholders;

“Company Shareholders” means the registered and/or beneficial holders of Company Shares, as the context requires;

“Company Shares” means the common shares in the authorized share structure of Company;

“Company Share Unit Plan” means the equity share unit plan of the Company effective June 3, 2021;

“Consideration” means the consideration to be received by the Company Shareholders (other than Dissenting Shareholders) pursuant to this Plan of Arrangement for their Company Shares, consisting of such number of Parent Shares equal to the Exchange Ratio for each Company Share;

“Consideration Shares” means the Parent Shares to be issued to the Company Shareholders pursuant to this Plan of Arrangement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc., or such other Person as Parent and Company may appoint (acting reasonably) to act as depositary in respect of the Arrangement;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a);

“Dissent Shares” means the Company Shares held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Company Shares, but only in respect of the Dissent Shares;

“DRS Advice” has the meaning specified in Section 3.1;

“Effective Date” means the date upon which the Arrangement becomes effective in accordance with Section 2.11(a) of the Arrangement Agreement;

“Effective Time” means 9:00 a.m. on the Effective Date or such other time as Parent and Company agree to in writing before the Effective Date;

“Exchange Ratio” means 1.6022;

“Final Order” means the final order of the Court made pursuant to Section 291 of the BCBCA, in a form and substance acceptable to Company and Parent, each acting reasonably, approving the Arrangement, including as such order may be amended, supplemented, modified or varied by the Court (with the consent of both Company and Parent, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Company and Parent, each acting reasonably) on appeal;

“Governmental Entity” means: (a) any international, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, international arbitration institution, commission, board, ministry bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE and the NYSE American; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“In-The-Money Value” means, in respect of a stock option at a particular time, the amount, if any, by which (a) the aggregate fair market value at that time of the stock subject to such option exceeds (b) the exercise price of such option;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Interim Order” means the interim order of the Court made pursuant to Section 291 of the BCBCA, in a form and in substance acceptable to Company and Parent, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, including as such order may be amended, supplemented, modified or varied by the Court (with the consent of Company and Parent, each acting reasonably);

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, that are binding upon or applicable to such Person or its business, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws and applicable common law, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Legacy Company Option Plan” means the legacy stock option plan of Company effective August 24, 2015, as amended;

“Letter of Transmittal” means the letter of transmittal to be delivered to registered Company Shareholders for use in connection with the Arrangement;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, lease, sublease, restriction, easement, right-of-way, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“New Company Option Plan” means the stock option plan of Company effective June 15, 2022;

“Notice of Dissent” means a written notice provided by a Company Shareholder that is a registered holder of Company Shares to Company setting forth such Company Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights;

“NYSE” means the New York Stock Exchange;

“NYSE American” means the NYSE American Stock Exchange;

“Parent” means Coeur Mining, Inc., a corporation existing under the laws of the State of Delaware;

“Parent Canadian Sub” means 1504648 B.C. Unlimited Liability Company, an unlimited liability corporation existing under the laws of the Province of British Columbia, Canada, that is a direct or indirect wholly owned subsidiary of Parent;

“Parent Canadian Sub Shares” means the common shares in the authorized share structure of Parent Canadian Sub;

“Parent Replacement Options” means the options to acquire Parent Shares to be issued in exchange for Company Options pursuant to this Plan of Arrangement;

“Parent Shares” means the common stock in the capital of Parent;

“Parent U.S. Sub” means Coeur Rochester, Inc.

“Parties” means, together, Parent, Parent Canadian Sub, Parent U.S. Sub, Company, Company Canadian Sub, Company Mexican Sub and Amalco (upon and following the Amalgamation), and “Party” means any one of them as the context requires;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with this plan of arrangement or upon the direction of the Court in the Final Order with the consent of Company and Parent, each acting reasonably;

“Registrar” means the Registrar of Companies for the Province of British Columbia duly appointed under Section 400 of the BCBCA;

“Specified Cash Balance” means: (i) an amount to be specified by Parent no less than twenty-four (24) hours prior to the Effective Time; or (ii) in case no amount is specified pursuant to clause (i) no less than twenty-four (24) hours prior to the Effective Time, an amount that results in cash in value of no less than $25 million United States dollars as of the Effective Date remaining with the Company Mexican Sub;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“TSX” means the Toronto Stock Exchange; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Step by number or letter or both refer to the Article, Section or Step, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	No Strict Construction

The language used in this Plan of Arrangement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

1.8	Statutory References

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.9	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.10	Time

Time is of the essence in the performance of the Parties’ respective obligations hereunder.

1.11	Time References

In this Plan of Arrangement, unless otherwise specified, any references to time are to local time, Vancouver, British Columbia.

1.12	Other Definitions

Capitalized terms that are used herein but not defined shall have the meanings ascribed thereto in the Arrangement Agreement.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set out in this Plan of Arrangement.

2.2	Effectiveness

This Plan of Arrangement will become effective at the Effective Time (except as otherwise provided herein) and will be binding from and after the Effective Time on Parent, Parent Canadian

Sub, Parent U.S. Sub, Company, Company Canadian Sub, Company Mexican Sub, Amalco (upon and following the Amalgamation), the Depositary, the Company Shareholders, including the Dissenting Shareholders, and the holders of Company Options, in each case, without any further authorization, act or formality on the part of any Person, except as expressly provided herein.

2.3	The Arrangement

The following steps shall occur and shall be deemed to occur, commencing at the Effective Time, sequentially in the following order, with each such step after the first occurring five minutes after the preceding step (except where otherwise indicated), and without any further authorization, act or formality on the part of any Person:

Transfer of Bullion and Payment of Intercompany Debt

(a)	All Bullion beneficially owned by the Company, in specie, in bullion accounts or otherwise, shall be, and shall be deemed to be, transferred to Company Canadian Sub pursuant to Section 85 of the Tax Act and, in consideration therefor, Company Canadian Sub shall (i) allot and issue one (1) Company Canadian Sub Share to Company, and (ii) issue a U.S. dollar denominated, non-interest bearing, demand promissory note in favour of Company with a principal amount equal to Company’s cost amount of the Bullion (for the purpose of the Tax Act), and Company and Company Canadian Sub shall file a joint election under Section 85 of the Tax Act and applicable provincial tax Laws with an elected amount determined by Company in its sole discretion.
(b)	Company Canadian Sub shall transfer, and shall be deemed to transfer, all Bullion referred to in Step 2.3(a) to Parent U.S. Sub and, in consideration therefor, Parent U.S. Sub shall issue and deliver to Company Canadian Sub a U.S. dollar denominated promissory note, with a principal amount equal to the purchase price of the Bullion, being the fair market value thereof, bearing interest at the short-term Applicable Federal Rate for U.S. tax purposes on the Effective Date plus 2% per annum, having a maturity date that is December 31 of the year following the Effective Date.
(c)	Company Mexican Sub shall transfer a cash amount:
(i)	to Company equal to the lesser of (A) the principal amount outstanding under the intercompany indebtedness owing by Company Mexican Sub to Company (the “Company Loan”) and (B) Company Mexican Sub’s Specified Cash Balance;
(ii)	if Company Mexican Sub’s Specified Cash Balance less the repayment described in (i) is positive, to Company equal to the lesser of (C) any accrued interest on the Company Loan and (D) Company Mexican Sub’s Specified Cash Balance less the amount of the repayment described in (i); and
(iii)	if Company Mexican Sub’s Specified Cash Balance less the repayments described in (i) and (ii) is positive, to Company Canadian Sub equal to the lesser of (E) the interest owing on that certain intercompany loan between Company Mexican Sub and Company Canadian Sub and (F) Company Mexican Sub’s Specified Cash Balance less the amount of the repayments described in (i) and (ii); and

following Step 2.3(c), such amounts determined by this Step 2.3(c) shall be, and shall be deemed to be, repaid by Company Mexican Sub.

Dissenting Shareholders

(d)	Each Dissent Share shall be and shall be deemed to be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to Company in accordance with, and for the consideration contemplated in, Section 4.1, and:
(i)	such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the central securities register of Company in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in Section 4.1;
(ii)	such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and
(iii)	Company shall be the holder of all of the outstanding Dissent Shares, free and clear of all Liens, and the central securities register of Company shall be revised accordingly.

Issuance of Company Shares to Parent Canadian Sub

(e)	Each Company Shareholder, other than a Dissenting Shareholder, shall transfer and assign their Company Shares, free and clear of any Liens, to Parent Canadian Sub in exchange for the Consideration for each such Company Share so transferred, and in respect of the Company Shares so transferred:
(i)	the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such Company Share and the name of such registered holder shall be removed from the central securities register of Company;
(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Company Share; and
(iii)	Parent Canadian Sub shall be the holder of all of the outstanding Company Shares, free and clear of all Liens, and the central securities register of Company shall be revised accordingly.
(f)	Concurrently with Section 2.3(e), in consideration for the Consideration issued and delivered to the Company Shareholders by Parent on behalf and for the benefit of Parent Canadian Sub pursuant to Section 2.3(e), Parent Canadian Sub shall issue to Parent the number of Parent Canadian Sub Shares having an aggregate fair market value and capital equal to the aggregate fair market value of such Consideration issued to the Company Shareholders in Section 2.3(e).

Treatment of Company Options

(g)	30 minutes following Step 2.3(f), and notwithstanding any vesting or exercise or other provisions to which a Company Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the applicable Company Option Plan governing such Company Option), each Company Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of a holder, be exchanged for a Parent Replacement Option exercisable to purchase from Parent the number of Parent Shares equal to the product of (A) the number of Company Shares subject to the Company Option immediately before the Effective Time multiplied by (B) the Exchange Ratio (provided that if the foregoing would result in the issuance of a fraction of a Parent Share on any particular exercise of Parent Replacement Options, then the number of Parent Shares otherwise issued shall be rounded down to the nearest whole number of Parent Shares). The exercise price per Parent Share subject to any such Parent Replacement Option shall be an amount equal to the quotient of (X) the exercise price per Company Share underlying the exchanged Company Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Parent Replacement Options shall be rounded up to the nearest whole cent). It is intended that (i) the provisions of Subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to Section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Parent Replacement Option will be adjusted such that the In-The-Money Value of the Parent Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the Company Option for which it was exchanged immediately before the exchange. All terms and conditions of a Parent Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the applicable Company Option Plan and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Parent Replacement Option, provided that the provisions of Section 7.1 of the New Company Option Plan shall apply to all Parent Replacement Options that would otherwise be governed by the Legacy Company Option Plan for a period of ninety (90) days following the Effective Time.

Amalgamation of Company and Company Canadian Sub

(h)	At 9:00 a.m. on the day following the Effective Date, the notice of articles of Company shall be altered to the extent necessary for Company to become an unlimited liability company as contemplated pursuant to Section 51.31(1) of the BCBCA, such that (i) the statement required under Section 51.11 of the BCBCA shall be included in the notice of articles of the Company; (ii) the name of Company shall be changed to “SilverCrest Metals ULC” and Company shall thereupon be an unlimited liability company under the BCBCA and, as soon as practicable thereafter, Parent Canadian Sub, as sole shareholder of Company, shall return all share certificates representing the Company Shares for inclusion on the face of each such certificate the statement required pursuant to Section 51.2 of the BCBCA; and (iii) Parent Canadian Sub shall elect to be classified as an association taxable as a corporation for U.S. federal income tax purposes effective the day following the Effective Date.

(i)	30 minutes following Step 2.3(h), the notice of articles of Company Canadian Sub shall be altered to the extent necessary for Company Canadian Sub to become an unlimited liability company as contemplated pursuant to Section 51.31(1) of the BCBCA, such that (i) the statement required under Section 51.11 of the BCBCA shall be included in the notice of articles of Company; and (ii) the name of Company shall be changed to “NorCrest Metals ULC” and Company shall thereupon be an unlimited liability company under the BCBCA and, as soon as practicable thereafter, Company, as sole shareholder of Company Canadian Sub, shall return all share certificates representing the Company Canadian Sub Shares for inclusion on the face of each such certificate the statement required pursuant to Section 51.2 of the BCBCA.
(j)	30 minutes following Step 2.3(i), the capital of the Company Canadian Sub Shares shall be reduced to $1.
(k)	30 minutes following Step 2.3(j), Company and Company Canadian Sub shall amalgamate to form one corporate entity, being a British Columbia unlimited liability company, with the same effect as if they were amalgamated under Section 270 of the BCBCA (the “Amalgamation”), except that the separate legal existence of Company Canadian Sub shall not cease (Company Canadian Sub, as such surviving entity, “Amalco”) notwithstanding the notation on the corporate register maintained by the Registrar or the issue of a Certificate of Amalgamation evidencing the amalgamation of the Company and Company Canadian Sub to form Amalco. Without limiting the foregoing, upon the occurrence of the Amalgamation, the separate legal existence of Company will cease without Company being liquidated or wound-up, and Company and Company Canadian Sub will continue as one company, and the property of Company (other than Company Canadian Sub Shares and any amounts receivable between Company and Company Canadian Sub, which are cancelled on the Amalgamation) will become the property of Amalco. For greater certainty, the Parties intend that the Amalgamation will qualify as an amalgamation for purposes of Subsection 87(11) of the Tax Act. On and after the Amalgamation, the following shall apply:
(i)	Name. The name of Amalco shall be “NorCrest Metals ULC”;
(ii)	Registered Office. The registered office of Amalco shall be the registered office of Company Canadian Sub;
(iii)	Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise;

(iv)	Authorized Share Capital. Amalco shall be authorized to issue an unlimited number of Amalco Shares;
(v)	Shares. Each Company Share shall be exchanged into one fully paid and non-assessable Amalco Share, and each Company Canadian Sub Share shall be cancelled without any repayment of capital. No other securities will be issued and no assets will be distributed by Amalco in connection with the Amalgamation;
(vi)	Restrictions on Transfer. The restrictions on the issue, transfer or ownership of Company Shares shall apply to Amalco Shares, mutatis mutandis;
(vii)	Initial Directors. The initial directors of Amalco shall be the Amalco Directors;
(viii)	Initial Officers. The initial officers of Amalco shall be the Amalco Officers;
(ix)	Capital. The aggregate of the capital of the issued and outstanding Amalco Shares shall be equal to the aggregate of the capital of the issued and outstanding Company Shares immediately before the Amalgamation;
(x)	Effect of Amalgamation. Upon the amalgamation of Company Canadian Sub and Company to form Amalco becoming effective pursuant to Section 2.3(k):
(A)	Amalco shall possess all the property, rights, privileges and interests (other than the Company Canadian Sub Shares and any amounts receivable between Company and Company Canadian Sub, which are cancelled on the Amalgamation) and be subject to all liabilities (other than amounts receivable between Company and Company Canadian Sub, which are cancelled on the Amalgamation), including civil, criminal and quasicriminal, and all contracts, disabilities and debts of Company and Company Canadian Sub;
(B)	Amalco is liable for all of the liabilities and obligations of Company and Company Canadian Sub (other than amounts receivable between Company and Company Canadian Sub, which are cancelled on the Amalgamation), and all rights of creditors or others have been, and will continue to be, unimpaired by the Amalgamation, and all liabilities and obligations of Company and Company Canadian Sub, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it;
(C)	any existing cause of action, claim or liability to prosecution has not been and will not be affected;
(D)	a civil, criminal or administrative action or proceeding pending by or against either Company or Company Canadian Sub may be continued by or against Amalco;

(E)	a conviction against, or ruling, order or judgment in favor of or against Company or Company Canadian Sub may be enforced by or against Amalco; and
(F)	Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against Company or Company Canadian Sub before the amalgamation has become effective;
(xi)	Notice of Articles. The notice of articles and articles of Amalco shall be substantially in the form of the Company Canadian Sub notice of articles and articles, with the addition of the statement required under Section 51.11 of the BCBCA;
(xii)	Articles. The articles of Amalco shall be in the form of the Company Canadian Sub articles.

The exchanges and cancellations provided for in this Section 2.3 will be deemed to occur on the Effective Date or the day following the Effective Date, as applicable, notwithstanding that certain procedures related thereto are not completed until after the Effective Date.

ARTICLE 3

DELIVERY OF CONSIDERATION

3.1	Deposit and Payment of Consideration
(a)	Following receipt of the Final Order and no later than the business day prior to the Effective Date, Parent shall deposit in escrow, or cause to be deposited in escrow, with the Depositary, sufficient Parent Shares to satisfy the Consideration payable to the Company Shareholders in accordance with Section 2.3, which shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders for distribution to such former Company Shareholders in accordance with the provisions of this Article 3.
(b)	Upon surrender to the Depositary for cancellation of a certificate or a direct registration statement (DRS) advice (a “DRS Advice”) which immediately prior to the Effective Time represented one or more Company Shares that were transferred under the Arrangement, together with a duly completed and executed Letter of Transmittal and such other documents and instruments as the Depositary or Parent may reasonably require, the holder of the Company Shares represented by such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder (in each case less any amounts withheld pursuant to Section 3.7 (if any)), the Consideration that such holder has the right to receive, and the certificate or DRS Advice so surrendered shall forthwith be cancelled.
(c)	In the event of a transfer of ownership of Company Shares which was not registered in the transfer records of Company, the Consideration that such holder has the right to receive,

subject to Section 2.3, shall be delivered to the transferee if the certificate or DRS Advice which immediately prior to the Effective Time represented Company Shares that were exchanged for the Consideration under the Arrangement is presented to the Depositary, accompanied by all documents reasonably required to evidence and effect such transfer.

(d)	After the Effective Time and until surrendered for cancellation as contemplated by Section 3.1(b), each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Company Shares, other than the Dissent Shares, shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice is entitled to receive in accordance with Section 2.3, less any amounts withheld pursuant to Section 3.7 (if any).
3.2	Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Consideration Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged for Consideration Shares pursuant to Section 2.3(e) until the holder of such certificate shall surrender such certificate in accordance with Section 3.1. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of the certificates representing Company Shares that were exchanged for Consideration Shares pursuant to Section 2.3(e), without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Consideration Shares to which such holder is entitled pursuant hereto, and (ii) to the extent not paid under clause (i), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and the payment date subsequent to surrender payable with respect to such Consideration Shares.

3.3	Deemed Fully Paid and Non-Assessable Shares

All Consideration Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

3.4	No Fractional Shares

No fractional Consideration Shares shall be issued upon the exchange of Company Shares pursuant to Sections 2.3(e) and 3.1. Where the aggregate number of Parent Shares to be issued to a Company Shareholder pursuant to Sections 2.3(e) and 3.1 as consideration under the Arrangement would result in a fractional Consideration Share being issuable, such fractional Consideration Share shall be rounded up to the nearest whole Parent Share in the event that a Company Shareholder is entitled to a fractional share representing 0.5 or more of a Parent Share and shall be rounded down to the nearest whole Parent Share in the event that a Company Shareholder is entitled to a fractional share representing less than 0.5 of a Parent Share.

3.5	Lost Certificates

In the event that any certificate which, immediately prior to the Effective Time, represented one or more outstanding Company Shares, which were exchanged in accordance with Section 2.3(e) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the aggregate Consideration which such holder is entitled to receive in accordance with this Plan of Arrangement. When authorizing such delivery of the aggregate Consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Parent and the Depositary in such amount as Parent and the Depositary may direct (each acting reasonably), or otherwise indemnify Parent and the Depositary and/or any of their respective representatives or agents in a manner satisfactory to Parent and the Depositary (each acting reasonably), against any claim that may be made against Parent or the Depositary and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed.

3.6	Extinction of Rights

Any certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 2.3(e) that is not deposited with all other instruments required by Section 3.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a securityholder of Company, Parent Canadian Sub, Amalco. On such date, the Consideration Shares, as applicable, to which the former holder of the certificate or DRS Advice referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Parent Canadian Sub (or its successor(s)). None of Parent, Parent Canadian Sub, Company, Amalco or the Depositary shall be liable to any Person in respect of any Consideration Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.7	Withholding Rights; Tax Consequences

Parent, Company, the Depositary, their respective Subsidiaries and any other Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement or under this Plan of Arrangement (including without limitation, any amounts payable pursuant to Section 2.3, Article 3 and Article 4 of this Plan of Arrangement), and from all dividends, interest, and other amounts payable or distributable to former Company Shareholders or former holders of Company Incentive Awards, such amounts as Parent, Company, the Depositary and their respective Subsidiaries or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code, or any provision of local, state, federal, provincial or foreign Law, in each case, as amended, or under the administrative practice of the relevant Governmental Entity administering such Law, and to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid. In any case where the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable, Parent, Company, the Depositary, their respective Subsidiaries and any Person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of such portion of the Consideration as is necessary in order to fully fund such liability, and such Person shall remit any unapplied balance of the net proceeds of such sale to the holder.

3.8	Transfer Free and Clear

For greater certainty, any transfer or exchange of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

3.9	Interest

Under no circumstances shall interest accrue or be paid by Company, Parent, Parent Canadian Sub, Amalco, the Depositary or any other Person to any Company Shareholder or other Persons depositing certificates or DRS Advices pursuant to this Plan of Arrangement in respect of the Company Shares immediately existing prior to the Effective Time.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Dissent Rights
(a)	Pursuant to the Interim Order, Company Shareholders who are registered holders of Company Shares as of the record date of the Company Meeting may exercise rights to dissent in connection with the Arrangement under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order (“Dissent Rights”), with respect to all (but not less than all) of the Company Shares held by such Company Shareholder, provided that the Notice of Dissent contemplated by Section 242 of the BCBCA, as may be modified by the Interim Order, must be received by Company by 4:00 p.m. on the date that is at least two business days prior to the date of the Company Meeting, or any date to which the Company Meeting may be postponed or adjourned, and provided further that holders who duly exercise such Dissent Rights and who:
(i)	are ultimately entitled to be paid the fair value of their Dissent Shares: (A) will be entitled to be paid the fair value of such Dissent Shares by Company, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissent Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; (B) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(d), if applicable); (C) shall be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens, to Company in accordance with Section 2.3(d); and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; and

(ii)	are ultimately not entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Company Shares, and shall be entitled to receive only the Consideration pursuant to Section 2.3(e) that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.
(b)	In no circumstances shall Parent, Parent Canadian Sub, Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised as of the record date of the Company Meeting and as of the deadline for exercising such Dissent Rights.
(c)	In no case shall Parent, Parent Canadian Sub, Company or any other Person be required to recognize holders of Company Shares who exercise Dissent Rights as holders of Company Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of the Company at the time at which the step in Section 2.3(d) occurs.
(d)	For greater certainty, in addition to any other restrictions in the Interim Order and under Section 238 of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) a holder of any Company Incentive Awards in respect of such holder’s Company Incentive Awards; (ii) Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution; and (iii) any other Person who is not a registered Company Shareholder as of the record date for the Company Meeting.

ARTICLE 5

GENERAL

5.1	Paramountcy

From and after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to the Company Shares and the Company Options issued prior to the Effective Time, and (b) the rights and obligations of the holders of Company Shares, the holders of Company Options, the Parties, the Depositary and any trustee or transfer agent therefor in relation thereto, and any other Person having any right, title or interest in or to Company Shares and Company Options, shall be solely as provided for in this Plan of Arrangement.

5.2	Amendment
(a)	Parent and Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) agreed to in writing by Company and Parent, (ii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iii) communicated to Company Shareholders and the holders of Company Options if and as required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Parent and Company at any time prior to the Company Meeting (provided, however, that Company and Parent shall have consented thereto in writing), with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Parent and Company (each acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.
(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by Company and Parent without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of Company and Parent, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Company Shareholders or holders of Company Options.
(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.
5.3	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

5.4	Plan of Reorganization
(a)	The transfer of the Company Shares to Parent Canadian Sub pursuant to this Plan of Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for U.S. federal income tax purposes.
(b)	The (i) election by Parent Canadian Sub on Internal Revenue Service Form 8832 (to be filed and made effective as of one day after the Effective Date) to be classified as an association taxable as a corporation for U.S. federal income tax purposes and (ii) conversion of Company to a British Columbia unlimited liability company pursuant to Section 2.3(h) of this Plan of Arrangement, taken together, are intended to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the U.S. Tax Code for U.S. federal income tax purposes.

(c)	The conversion of Company Canadian Sub to a British Columbia unlimited liability company pursuant to Section 2.3(i) of this Plan of Arrangement is intended to be treated as a complete liquidation of Company Canadian Sub pursuant to Section 332 of the U.S. Tax Code for U.S. federal income tax purposes.
(d)	The Arrangement Agreement and this Plan of Arrangement are intended to be a “plan of reorganization” with respect to each such reorganization within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Code.
(e)	The Amalgamation pursuant to Section 2.3(k) of this Plan of Arrangement is intended to be a transaction that is disregarded for U.S. federal income tax purposes.

ARTICLE 6

U.S. SECURITIES LAW EXEMPTION

6.1	U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, Company and Parent each agree that this Plan of Arrangement will be carried out with the intention that (i) all Consideration Shares issued under the Arrangement by Parent, and (ii) all Parent Replacement Options granted under the Arrangement by Parent, in each case, pursuant to this Plan of Arrangement, whether in the United States, Canada or any other country, be issued or granted, as the case may be, in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof and applicable state securities Laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. To the extent necessary, Parent shall, on or as promptly as practicable following the Effective Date, file one or more registration statements on Form S-8 with the U.S. SEC to register the issuance of Parent Shares upon exercise of Parent Replacement Options.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(a)	The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”), involving Coeur Mining, Inc. (the “Parent”), SilverCrest Metals Inc. (the “Company”), 1504648 B.C. Unlimited Liability Company (the “Parent Canadian Sub”), Coeur Rochester, Inc. (“Parent U.S. Sub”), Compañía Minera La Llamarada, S.A. De C.V. (the “Company Mexican Sub”), and the holders of common shares of the Company (the “Shareholders”), all as more particularly described and set forth in the management information circular (the “Circular”) of the Company dated [•], 2024 accompanying the notice of the meeting (as the Arrangement may be modified, supplemented or amended in accordance with its terms), is hereby authorized, approved and adopted;
(b)	The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving the Parent, the Parent Canadian Sub, the Company and the Shareholders and implementing the Arrangement, the full text of which is set out in Appendix [•] to the Circular (as the Plan of Arrangement may be, or may have been, modified, supplemented or amended in accordance with its terms), is hereby authorized, approved and adopted;
(c)	The arrangement agreement among the Parent, the Company, the Parent Canadian Sub, the Parent U.S. Sub and the Company Mexican Sub dated as of October 3, 2024, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the “Arrangement Agreement”) and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto in accordance with its terms are hereby confirmed, ratified and approved in all respects;
(d)	The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement in accordance with and subject to the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended from time to time in accordance with their terms);
(e)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Shareholders or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to, or approval of, the shareholders of the Company:
(i)	to modify, supplement or amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(ii)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;
(f)	Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or not, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:
(i)	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
(ii)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C

FORM OF PARENT CHARTER AMENDMENT

CERTIFICATE OF AMENDMENT TO
THE CERTIFICATE OF INCORPORATION
OF
COEUR MINING, INC.

The undersigned, desiring to amend the certificate of incorporation of a Delaware corporation pursuant to Section 242 of the Delaware General Corporation Law (the “Act”), hereby certifies as follows:

FIRST. The name of the corporation (hereinafter called the “Corporation”) is Coeur Mining, Inc.

SECOND. This Certificate of Amendment (the “Certificate of Amendment”) amends provisions of the Corporation’s Certificate of Incorporation that was filed with the Secretary of State of the State of Delaware on May 15, 2013 and was amended by the Amendment to the Certificate of Incorporation on May 12, 2015 and the Amendment to the Certificate of Incorporation on May 10, 2022 (the “Certificate of Incorporation”).

THIRD. Section 4.1 of Article IV of the Certificate of Incorporation, which Section sets forth the Authorized Stock of the Corporation, is hereby amended and restated in its entirety as follows:

“Section 4.1 Authorized Stock. The aggregate number of shares which the Corporation shall have authority to issue is 910,000,000 shares, of which 900,000,000 shares shall be designated as Common Stock, par value $0.01 per share (the “Common Stock”), and 10,000,000 shares shall be designated as Preferred Stock, par value $1.00 per share (the “Preferred Stock”).”

FOURTH. The amendment herein certified has been duly adopted in accordance with Section 242 of the Act.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of [●].

COEUR MINING, INC.

Date: [●]

By:

Name:

Title:

SCHEDULE D

FORM OF RESIGNATION AND MUTUAL RELEASE

[Redacted - Confidential Information]

SCHEDULE E

FORM OF COMPANY VOTING AGREEMENT

(Please see attached.)

October 3, 2024

TO:     COEUR MINING, INC. (THE “PARENT”)

Dear Sirs/Madams:

Re:     Support and Voting Agreement

BACKGROUND

The undersigned understands that SILVERCREST METALS INC. (the “Company”), COMPAÑÍA MINERA LA LLAMARADA, S.A. DE C.V., COEUR ROCHESTER, INC., 1504648 B.C. UNLIMITED LIABILITY COMPANY (the “Acquiror”) and the Parent wish to enter into an arrangement agreement on the date hereof (the “Arrangement Agreement”) contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares in the capital of the Company pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia).

Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

The undersigned is the beneficial owner of, or exercises control or direction over, • Company Shares, • Company RSUs, • Company PSUs, • Company DSUs and • Company Options. The Company Shares, the Company RSUs, the Company PSUs, the Company DSUs and the Company Options, together with any other securities of the Company directly or indirectly acquired by or issued to the undersigned during the term of this letter agreement, are collectively referred to herein as the “Subject Securities”.

This letter agreement sets out the terms and conditions of the agreement of the undersigned, among other things, to vote or cause to be voted any Company Shares and any other Subject Securities entitled to be voted held by the undersigned in favour of the Arrangement and any other matter that would reasonably be expected to facilitate the Arrangement and to abide by the restrictions and covenants set forth herein.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

From the date hereof until the earliest of (a) the Effective Time, (b) the date the Arrangement Agreement is terminated in accordance with its terms, (c) the date on which a Company Change in Recommendation is undertaken by the Company Board and (d) the completion of the Company Meeting (the earliest such date, the “Termination Date”), the undersigned agrees, in his or her capacity as securityholder and not in his or her capacity as an officer or director of the Company:

1.	at any meeting of shareholders of the Company to be held to consider the Arrangement (including the Company Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy)

and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change his or her vote in respect thereof) the Subject Securities (as hereinafter defined) entitled to be voted (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement, or delay, frustrate or interfere with the completion of the Arrangement;

2.	no later than ten days prior to a meeting where the undersigned is required to vote or cause to be voted the Subject Securities in accordance with paragraph 1 hereof, to deliver or to cause to be delivered to the Company or its transfer agent in accordance with the instructions to be set out in the Company Circular in connection with such meeting, duly executed proxies or voting instruction forms, as applicable, in respect of all of the Subject Securities required to be voted or caused to be voted at such meeting (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (ii) against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement, or delay, frustrate or interfere with the completion of the Arrangement, and (b) naming those individuals as may be designated by the Company in the Company Circular in connection with the meeting of shareholders of the Company at which the Arrangement Resolution will be voted on;
3.	not to (a) grant or agree to grant any proxy, power of attorney or other right to vote the Subject Securities, except for proxies or voting instructions to vote, or cause to be voted, securities in accordance with this letter agreement or with respect to any annual business to be considered at the Company Meeting, or (b) enter into any agreement or undertaking (including any voting agreement or voting trust with respect to the Subject Securities) that is otherwise inconsistent with, or would interfere with, or prohibit or prevent the undersigned from satisfying, its obligations pursuant to this letter agreement;
4.	not to exercise any rights to dissent or rights of appraisal provided under any Laws or otherwise in connection with the Arrangement and not exercise any shareholder rights or remedies available at common law or pursuant to securities or corporate Laws to delay or prevent the Arrangement;
5.	not to make any statements or take any action against the Arrangement or any aspect thereof and to not bring, or threaten to bring, any suits or proceeding for the purpose of, or which has the effect of, directly or indirectly, frustrating, stopping, preventing, impeding, delaying or varying the Arrangement; and
6.	except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase Company Shares, including any purchases of Company Shares under any of the Company Incentive Awards, not to, directly or indirectly (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person without your prior written consent, other than pursuant to the Arrangement Agreement; or (b) agree to take any actions described in the foregoing clause (a).

Notwithstanding any provision of this letter agreement to the contrary, the Parent acknowledges and agrees that the undersigned is executing this letter agreement and is bound hereunder solely in the undersigned’s capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement: (a) nothing contained in this letter agreement shall in any way limit or restrict any actions the undersigned may take in the undersigned’s capacity as director or officer of the Company (including exercising rights of the Company or the Company Board under the Arrangement Agreement), or limit in any way whatsoever the exercise of the undersigned’s fiduciary duties as director or officer of the Company; and (b) the undersigned will be entitled to (i) Transfer any Subject Securities (1) to any member of such stockholder’s immediate family, or to a trust for the benefit of the undersigned or any member of undersigned’s immediate family, in each case for the purposes of estate planning, (2) upon the death of the undersigned, to any member of undersigned’s immediate family, or to a trust for the benefit of any member of the undersigned’s immediate family, (3) to any entity or Person controlled by the undersigned, or (4) pursuant to a trading plan pursuant to Rule 10b5-1 that exists as of the date of this letter agreement, (ii) exercise his or her rights under the Company Incentive Awards beneficially owned by him or her and (iii) sell or otherwise dispose of Subject Securities to the extent the proceeds of such sale or disposition are paid towards (or otherwise set-off from) the exercise price and/or tax liability incurred as a result of the exercise and/or settlement of a Company Incentive Award.

The undersigned hereby represents and warrants that (a) it is the sole registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto free of any and all encumbrances and demands of any nature or kind whatsoever, and the undersigned has the sole right to vote (in the case of the Subject Securities entitled to be voted) and dispose of (in the case of transferable Subject Securities) all of the Subject Securities, (b) except for the Arrangement Agreement and this letter agreement, no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the undersigned or the applicable holder any of the Subject Securities or any interest therein or right thereto, and (c) the only securities of the Company beneficially owned or controlled, directly or indirectly, by the undersigned on the date hereof are the Subject Securities.

The undersigned acknowledges that the Acquiror and the Parent are relying on the representations and warranties of the undersigned set forth in this letter agreement in connection with the Parent’s execution and delivery of the Arrangement Agreement.

The undersigned agrees that the details of this letter agreement may be described in any press release, proxy statement or information circular or other communication prepared by the Company or the Parent in connection with the Arrangement and in any material change report prepared by the Company or the Parent in connection with the execution and delivery of this letter agreement and the undersigned further agrees to this letter agreement being made publicly available, including by filing on EDGAR and SEDAR+ and by any filings required under Securities Laws (including disclosure of my identity and the nature of my commitments, arrangements and understandings under this letter agreement and any other information required by Law), in accordance with Securities Laws.

This letter agreement shall automatically terminate and be of no further force or effect upon the Termination Date.

This letter agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein and each of the parties hereto hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this letter agreement.

This letter agreement shall be binding upon the undersigned and the Parent and upon their respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that neither the undersigned nor the Parent may assign, delegate or otherwise transfer any of its respective rights, interests or obligations under this letter agreement without the prior written consent of the other.

The undersigned acknowledges and agrees that the Parent would be damaged irreparably in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the undersigned agrees that, without posting bond or other undertaking, the Parent will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this letter agreement and to seek to enforce by specific performance this letter agreement and the terms and provisions hereof.

The undersigned hereby represents and warrants that (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of its obligations hereunder will not constitute a violation or breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned will be a party and by which the undersigned will be bound at the time of such performance, (b) he or she has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions; (c) he or she has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has , without undue influence, elected to waive the benefit of any such advice; and (d) he or she is entering into this letter agreement voluntarily.

This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with the Parent’s understanding and is agreed by the Parent, please signify the Parent’s acceptance by executing the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Parent and return the same to the undersigned, upon which the letter agreement as so accepted shall constitute an agreement among the Parent and the undersigned.

[The remainder of this page is intentionally left blank; signature page follows.]

Yours truly,

by:
(Signature)

(Print Name)

(Place of Residency)

(Title)

Address:

Accepted and agreed on October 3, 2024.

COEUR MINING, INC.

Per:
Name:
Title:

SCHEDULE F

FORM OF PARENT VOTING AGREEMENT

(Please see attached.)

October 3, 2024

TO:     SILVERCREST METALS INC. (THE “COMPANY”)

Dear Sirs/Madams:

Re:     Support and Voting Agreement

BACKGROUND

The undersigned understands that COEUR MINING, INC. (the “Parent”), 1504648 B.C. UNLIMITED LIABILITY COMPANY (the “Acquiror”), COEUR ROCHESTER, INC., COMPAÑÍA MINERA LA LLAMARADA, S.A. DE C.V. and the Company wish to enter into an arrangement agreement on the date hereof (the “Arrangement Agreement”) contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares in the capital of the Company pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia). Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

The undersigned is the beneficial owner of, or exercises control or direction over, • Parent Shares, • Parent restricted share units (the “Parent RSUs”), and • options to purchase Parent Shares (the “Parent Options”). The Parent Shares, the Parent RSUs, and the Parent Options, together with any other securities of the Parent directly or indirectly acquired by or issued to the undersigned during the term of this letter agreement, are collectively referred to herein as the “Subject Securities”.

This letter agreement sets out the terms and conditions of the agreement of the undersigned, among other things, to vote or cause to be voted any Parent Shares and any other Subject Securities entitled to be voted held by the undersigned in favour of the Arrangement and any other matter that would reasonably be expected to facilitate the Arrangement and to abide by the restrictions and covenants set forth herein.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

From the date hereof until the earliest of (a) the Effective Time, (b) the date the Arrangement Agreement is terminated in accordance with its terms, (c) the date on which a Parent Change in Recommendation is undertaken by the Parent Board and (d) the completion of the Parent Meeting (the earliest such date, the “Termination Date”), the undersigned agrees, in his or her capacity as securityholder and not in his or her capacity as an officer or director of the Parent:

1.	at any meeting of shareholders of the Parent to be held to consider the Parent Stock Issuance and Parent Charter Amendment (including the Parent Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Parent Stock Issuance and Parent Charter Amendment or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change his or her vote in respect thereof) the Subject Securities

(as hereinafter defined) entitled to be voted (a) in favour of the approval, consent, ratification and adoption of the Parent Stock Issuance, Parent Charter Amendment and any other matter necessary for the consummation of the Arrangement, and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement, or delay, frustrate or interfere with the completion of the Arrangement;

2.	no later than ten days prior to a meeting where the undersigned is required to vote or cause to be voted the Subject Securities in accordance with paragraph 1 hereof, to deliver or to cause to be delivered to the Parent or its transfer agent in accordance with the instructions to be set out in the Parent Proxy Statement in connection with such meeting, duly executed proxies or voting instruction forms, as applicable, in respect of all of the Subject Securities required to be voted or caused to be voted at such meeting (a) instructing the holder thereof to vote (i) in favour of the Parent Stock Issuance, the Parent Charter Amendment and any other matter necessary for the consummation of the Arrangement, and (ii) against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement, or delay, frustrate or interfere with the completion of the Arrangement, and (b) naming those individuals as may be designated by the Parent in the Parent Proxy Statement in connection with the meeting of shareholders of the Parent at which the Parent Stock Issuance and Parent Charter Amendment will be voted on;
3.	not to (a) grant or agree to grant any proxy, power of attorney or other right to vote the Subject Securities, except for proxies or voting instructions to vote, or cause to be voted, securities in accordance with this letter agreement or with respect to any annual business to be considered at the Parent Meeting, or (b) enter into any agreement or undertaking (including any voting agreement or voting trust with respect to the Subject Securities) that is otherwise inconsistent with, or would interfere with, or prohibit or prevent the undersigned from satisfying, its obligations pursuant to this letter agreement;
4.	not to exercise any rights to dissent or rights of appraisal provided under any Laws or otherwise in connection with the Arrangement and not exercise any shareholder rights or remedies available at common law or pursuant to securities or corporate Laws to delay or prevent the Arrangement;
5.	not to make any statements or take any action against the Arrangement or any aspect thereof and to not bring, or threaten to bring, any suits or proceeding for the purpose of, or which has the effect of, directly or indirectly, frustrating, stopping, preventing, impeding, delaying or varying the Arrangement; and
6.	except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Parent or the exercise of other rights to purchase Parent Shares, including any purchases of Parent Shares under any of the Parent Incentive Awards, not to, directly or indirectly (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person without your prior written consent, other than pursuant to the Arrangement Agreement; or (b) agree to take any actions described in the foregoing clause (a).

Notwithstanding any provision of this letter agreement to the contrary, the Company acknowledges and agrees that the undersigned is executing this letter agreement and is bound hereunder solely in the undersigned’s capacity as a securityholder of the Parent. Without limiting the provisions of the Arrangement Agreement: (a) nothing contained in this letter agreement shall in any way limit or restrict any actions the undersigned may take in the undersigned’s capacity as director or officer of the Parent (including exercising rights of the Parent or the Parent Board under the Arrangement Agreement), or limit in any way whatsoever the exercise of the undersigned’s fiduciary duties as director or officer of the Parent; and (b) the undersigned will be entitled to (i) Transfer any Subject Securities (1) to any member of such stockholder’s immediate family, or to a trust for the benefit of the undersigned or any member of undersigned’s immediate family, in each case for the purposes of estate planning, (2) upon the death of the undersigned, to any member of undersigned’s immediate family, or to a trust for the benefit of any member of the undersigned’s immediate family, (3) to any entity or Person controlled by the undersigned, or (4) pursuant to a trading plan pursuant to Rule 10b5-1 that exists as of the date of this letter agreement, (ii) exercise his or her rights under the Parent Incentive Awards beneficially owned by him or her and (iii) sell or otherwise dispose of Subject Securities to the extent the proceeds of such sale or disposition are paid towards (or otherwise set-off from) the exercise price and/or tax liability incurred as a result of the exercise and/or settlement of a Parent Incentive Award.

The undersigned hereby represents and warrants that (a) it is the sole registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto free of any and all encumbrances and demands of any nature or kind whatsoever, and the undersigned has the sole right to vote (in the case of the Subject Securities entitled to be voted) and dispose of (in the case of transferable Subject Securities) all of the Subject Securities, (b) except for the Arrangement Agreement and this letter agreement, no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the undersigned or the applicable holder any of the Subject Securities or any interest therein or right thereto, and (c) the only securities of the Parent beneficially owned or controlled, directly or indirectly, by the undersigned on the date hereof are the Subject Securities.

The undersigned acknowledges that the Company is relying on the representations and warranties of the undersigned set forth in this letter agreement in connection with the Company’s execution and delivery of the Arrangement Agreement.

The undersigned agrees that the details of this letter agreement may be described in any press release, proxy statement or information circular or other communication prepared by the Parent or the Company in connection with the Arrangement and in any material change report prepared by the Parent or the Company in connection with the execution and delivery of this letter agreement and the undersigned further agrees to this letter agreement being made publicly available, including by filing on EDGAR and SEDAR+ and by any filings required under Securities Laws (including disclosure of my identity and the nature of my commitments, arrangements and understandings under this letter agreement and any other information required by Law), in accordance with Securities Laws.

This letter agreement shall automatically terminate and be of no further force or effect upon the Termination Date.

This letter agreement shall be governed, including as to validity, interpretation and effect, by the internal Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this letter agreement will be brought exclusively in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware and each of the parties hereto hereby consents to the exclusive jurisdiction of those courts (and of the appropriate appellate courts therefrom) in any suit, action or proceeding and irrevocably waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of the venue of any suit, action or proceeding in any of those courts or that any suit, action or proceeding which is brought in any of those courts has been brought in an inconvenient forum. Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any of the named courts. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT.

This letter agreement shall be binding upon the undersigned and the Company and upon their respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that neither the undersigned nor the Company may assign, delegate or otherwise transfer any of its respective rights, interests or obligations under this letter agreement without the prior written consent of the other.

The undersigned acknowledges and agrees that the Company would be damaged irreparably in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the undersigned agrees that, without posting bond or other undertaking, the Company will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this letter agreement and to seek to enforce by specific performance this letter agreement and the terms and provisions hereof.

The undersigned hereby represents and warrants that (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of its obligations hereunder will not constitute a violation or breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned will be a party and by which the undersigned will be bound at the time of such performance, (b) he or she has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions; (c) he or she has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has , without undue influence, elected to waive the benefit of any such advice; and (d) he or she is entering into this letter agreement voluntarily.

This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with the Company’s understanding and is agreed by the Company, please signify the Company’s acceptance by executing the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Company and return the same to the undersigned, upon which the letter agreement as so accepted shall constitute an agreement among the Company and the undersigned.

[The remainder of this page is intentionally left blank; signature page follows.]

Yours truly,

by:
(Signature)

(Print Name)

(Place of Residency)

(Title)

Address:

Accepted and agreed on October 3, 2024.

SILVERCREST METALS INC.

Per:
Name:
Title: